Exhibit99.1

“An Established Gold Producer in South America.”

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Meeting to be held May 7, 2026

March 24, 2026

LETTER FROM THE CHIEF EXECUTIVE OFFICER

AND CHAIR OF THE BOARD OF DIRECTORS

March 24, 2026

Dear fellow shareholders,

We are pleased to invite you to the 2026 Annual General Meeting of shareholders of Aris Mining Corporation (“Aris Mining” or the “Company”) to be held in person at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3 on Thursday, May 7, 2026 at 10:00 a.m. (Pacific time). The accompanying management information circular provides details about items for consideration at the meeting. Your participation and vote are important, and we encourage you to vote by following the instructions provided.

Aris Mining continues to make strong progress executing its growth strategy. Since the formation of the Company in 2022, we have assembled a highly experienced Board and management team with a clear mandate: to build a leading gold mining company in South America through disciplined execution, operational excellence, and responsible growth.

In 2025, the Company delivered strong operational and financial results, which were reflected in the significant increase in our share price over the year. This performance also demonstrates the progress we have made in advancing our growth projects. Gold production increased to 256,503 ounces, representing 22% growth over 2024, and the Company reported record financial performance, including $909 million in gold revenue, $464 million in adjusted EBITDA, and $241 million in adjusted net earnings. These results reflect the combined impact of higher production, strong operating margins, and a favourable gold price environment.1

At Segovia, the installation of the second mill and continued operational improvements supported increasing production and strong margins. At Marmato, construction of the Bulk Mine and new carbon-in-pulp processing facility advanced on schedule, positioning the operation for first gold from the new plant in Q4 2026. At the same time, we advanced our longer-term growth pipeline with the completion of the Soto Norte Prefeasibility Study and the Toroparu Preliminary Economic Assessment.

We believe the foundations are now firmly in place for the next phase of Aris Mining’s growth. With a strong leadership team, a clear strategy, and a portfolio of high-quality assets, the Company is well positioned to continue executing its plan to grow into a major gold producer.

Thank you for your continued support.

Sincerely,

“Neil Woodyer”
Neil Woodyer Chief Executive Officer and Chair of the Board of Directors

1 See section entitled “Non-IFRS and Other Financial Measures”.

Notice of 2026 Annual General Meeting

Date and time	Thursday, May 7, 2026 at 10:00 a.m. (Pacific time) (the “Meeting”)

Location	The meeting will be held in-person at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3.

How to participate	Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in-person.

To be valid, proxies must be received by Odyssey Trust Company (“Odyssey”) before the deadline for submitting proxies, being 10:00 a.m. (Pacific time) on May 5, 2026, which is the second business day preceding the date of the Meeting or any adjournment or postponement thereof. Beneficial shareholders should refer to the enclosed voting instruction form for instructions provided by your intermediary on how to submit your voting instructions prior to the Meeting.

If you are a shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form to represent you at the Meeting, you may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

Additional information on how to attend and participate at the Meeting can be found in the accompanying Management Information Circular (the “Circular”).

Meeting materials

It is important that you review the Circular before exercising your vote, as it contains important information relating to the business of the Meeting. The Company has elected to deliver this Notice of Meeting and the accompanying Circular (collectively, the “Meeting Materials”) to shareholders by posting the Meeting Materials at odysseytrust.com/client/aris-mining-corporation/ in accordance with the notice and access notification mailed to shareholders of the Company. The use of the notice and access procedures under applicable securities laws is more environmentally friendly and will reduce the Company’s printing and mailing costs. The Meeting Materials are available on the website above and will remain on the website for one full year thereafter. The Meeting Materials are also available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Business of the Meeting	The Meeting is being held for the following purposes:

1. to present the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the accompanying auditor’s report;

2. to elect eight directors, as more particularly described in the accompanying Circular;

3. to appoint KPMG LLP, as auditors of the Company for the ensuing year, at a remuneration to be fixed by the directors;

4.  to consider, and if deemed advisable, pass an ordinary resolution approving the Company’s amended and restated restricted share unit plan, the full text of which is attached to the accompanying Circular as Schedule “C”, and all unallocated share units, rights or other entitlements pursuant to such restricted share unit plan, as more particularly described in the accompanying Circular;

5.  to consider, and if deemed advisable, pass an ordinary resolution approving the Company’s amended and restated performance share unit plan, the full text of which is attached to the accompanying Circular as Schedule “D”, and all unallocated share units, rights or other entitlements pursuant to such performance share unit plan, as more particularly described in the accompanying Circular;

6.  to consider, and if deemed advisable, pass an ordinary resolution approving the Company’s amended and restated incentive stock option plan, the full text of which is attached to the accompanying Circular as Schedule “F” and all unallocated options, rights or other entitlements pursuant to such stock option plan, as more particularly described in the accompanying Circular;

7. to consider, and if deemed advisable, pass a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Circular; and

8. to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Voting entitlement

The Board of Directors of the Company has fixed the close of business on March 17, 2026 as the record date of the Meeting, being the date for determining the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Dated at Vancouver, British Columbia as of March 24, 2026

By order of the Board of Directors

“Neil Woodyer”

Chief Executive Officer and Chair of the Board of Directors

2026 Management Information Circular

This management information circular (the “Circular”) has been prepared for the holders (the “Shareholders”) of common shares (“Shares”) of Aris Mining Corporation (“Aris Mining” or the “Company”) in connection with Aris Mining’s Annual General Meeting of Shareholders to be held in person at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3 on Thursday, May 7, 2026 at 10:00 a.m. (Pacific time) (the “Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

What’s Inside

Voting and Other Important Information	4

Business of the Meeting	8

Director Compensation	23

Executive Compensation	28

Report on Corporate Governance	42

Indebtedness of Directors and Executive Officers	51

Interests of Informed Persons in Material Transactions	51

Interest of Certain Persons or Companies in Matters to be Acted upon	51

Management Contracts	51

Additional Information	51

Cautionary Note Regarding Forward-looking Information	52

SCHEDULE “A”	A-1

SCHEDULE “B”	B-1

SCHEDULE “C”	C-1

SCHEDULE “D”	D-1

SCHEDULE “E”	E-1

SCHEDULE “F”	F-1

Voting and Other Important Information

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and board of directors (the “Board of Directors” or the “Board”) of Aris Mining for use at the Meeting to be held in person at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3 on Thursday, May 7, 2026 at 10:00 a.m. (Pacific time), or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of proxies will primarily be by mail or courier, supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof (save for the cost of solicitation of OBOs (as defined below)) will be paid by the Company.

To enable greater shareholder participation, Shareholders are encouraged to vote on the matters before the Meeting by completing a proxy, voting instruction form or other materials provided by their Intermediary (as defined below), as applicable.

Shareholders consist of Registered Shareholders (as defined below) and Beneficial Shareholders (as defined below). You are a Registered Shareholder if your name appears on a physical share certificate or Direct Registration System advice issued by the Company’s transfer agent (“Registered Shareholder”). You are a Beneficial Shareholder if you hold Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency (each, an “Intermediary”). Most Shareholders are Beneficial Shareholders.

If you owned Shares (either directly or indirectly through an Intermediary) as of the Record Date (as defined below), you are entitled to vote at the Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Meeting whether you are a Registered Shareholder or Beneficial Shareholder. If your Shares are held in more than one form, you should sign and submit all forms of proxy and voting instruction forms received in accordance with the instructions provided.

Notice-and-Access

The Company is utilizing “notice-and-access” procedures permitted under Canadian securities laws, allowing it to forgo mailing paper copies of this Circular and other proxy-related materials to Shareholders. Instead, these materials are available online for review, printing and downloading.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), Shareholders will receive a package (the “Notice Package”) in the mail containing a form of proxy or voting instruction form, as applicable, a notice outlining the items to be addressed at the Meeting as well as information about how to access the notice of Meeting and this Circular (collectively, the “Meeting Materials”) online, how to obtain paper copies of the Meeting Materials at no charge, and how to vote.

The Company does not intend to pay for Intermediaries to forward the Notice Package and Form 54-101F7 – Request for Voting Instructions made by Intermediary (“Form 54-101F7”) to OBOs (as defined below) under NI 54-101. OBOs will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online on the Company’s SEDAR+ profile located at www.sedarplus.ca and are also available at odysseytrust.com/client/aris-mining-corporation/. The Notice Package also includes instructions to Shareholders on how to request delivery of printed copies of the Meeting Materials. If you are a registered Shareholder and wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access in advance of the Meeting, please contact the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by toll-free telephone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America). Beneficial Shareholders should contact their broker directly.

The Company will not employ what is known as “stratification”. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of their information circular with the notice to certain groups of shareholders. For the Meeting, all Shareholders will receive the Notice Package and will have access to the Meeting Materials through notice-and-access. The Company will only mail paper copies of the Meeting Materials to those registered Shareholders and Beneficial Shareholders who have previously elected to receive or otherwise request paper copies of the Meeting Materials. All other Shareholders of the Company will receive the Notice Package containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

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Record Date and Quorum

The Board has fixed the record date for the Meeting as the close of business on March 17, 2026 (the “Record Date”). All Shareholders as at the close of business on the Record Date will be entitled to vote at the Meeting, and each Shareholder will be entitled to one vote per Share.

Under Aris Mining’s articles, the quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least twenty-five percent (25%) of the issued and outstanding Shares entitled to vote at the Meeting.

General

Unless otherwise specified, the information in this Circular is current as at March 24, 2026. Unless otherwise indicated, all references to “$” or “US$” in this Circular refer to United States dollars. References to “C$” in this Circular refer to Canadian dollars. The Bank of Canada rate of exchange on March 23, 2026 for one U.S. dollar to Canadian dollars was C$1.3717.

In this Circular, “you”, “your” and “Shareholder” refer to direct and indirect holders of Shares and “Aris Mining” and the “Company” refer to Aris Mining Corporation, unless otherwise indicated.

Copies of this Circular, as well as the Company’s financial statements to be presented at the Meeting and related Management’s Discussion and Analysis (“MD&A”), can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com or by telephone at +1 604-764-5870.

Voting Procedures

Registered Shareholders and duly appointed proxyholders may attend the Meeting in-person and vote their Shares.

Shareholders who wish to appoint a third-party proxyholder who is not the management designated proxyholder to represent them at the Meeting, including Beneficial Shareholders who wish to appoint themselves or another third party as proxyholder to attend, participate or vote at the Meeting, MUST submit their duly completed proxy or voting instruction form. See “Appointment and Revocation of Proxies” and “Beneficial Shareholders” below for further details.

Appointment and Revocation of Proxies

Registered Shareholders who cannot attend the Meeting may vote by proxy either by mail, personal delivery, fax or over the internet. Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by the Company’s transfer agent, Odyssey, by 10:00 a.m. (Pacific time) on May 5, 2026, being the second business day preceding the date of the Meeting or any adjournment or postponement thereof. Registered Shareholders must return the properly completed proxy to Odyssey as follows:

1.   By mail or personal delivery to Odyssey Trust Company, #1310, 1140 West Pender St, Vancouver V6E 4G1;

2.  By fax to Odyssey, to the attention of the proxy Department at 1-800-517-4553 (toll free within Canada and the United States) or +1 416-263-9524 (international); or

3.   By internet by going to login.odysseytrust.com/pxlogin and following the online voting instructions given to you.

The Chair of the Meeting will have the discretion to accept or reject proxies deposited in any other manner.

If you return a proxy to Odyssey, be sure that the proxy is properly dated, signed and executed. A proxy returned to Odyssey will not be valid unless you or your attorney duly authorized in writing, date and sign it. If the registered Shareholder is a company or association, documentation evidencing the power to execute the proxy may be required with signing capacity stated therein. If not dated, the proxy will be deemed to have been dated the date that it is mailed to Shareholders.

Management has designated Douglas Bowlby, President of the Company, and Ashley Baker, Chief Legal Officer of the Company, as proxyholders to attend the Meeting and act for those Shareholders at the Meeting who have not specified a particular proxyholder. You have the right to appoint a person other than Mr. Bowlby or Ms. Baker, who need not be a Shareholder of the Company, to be your proxyholder if you choose. If you are returning your proxy to Odyssey, such right may be exercised

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by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of Mr. Bowlby and Ms. Baker in the form of proxy, or by completing another form of proxy. If you appoint a proxyholder other than Mr. Bowlby or Ms. Baker, that proxyholder must attend the Meeting and vote at the Meeting for your vote to be counted.

Revoking a proxy

A proxy given pursuant to this solicitation may be revoked at any time prior to its use.

If you are a Registered Shareholder and have given a proxy, you may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Proxies may be revoked by depositing a written instrument giving notice of revocation: (a) at the office of Odyssey, set out above or at the registered office of Aris Mining, c/o Fasken Martineau DuMoulin LLP, Suite 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 Attention: Georald Ingborg, on or before the last business day preceding the day of the Meeting at which such proxy is to be used. The written notice of revocation must be executed by you or by an officer (if the Registered Shareholder is a corporation or association) or attorney upon presentation of your written authorization.

Proxies may also be revoked by executing another form of proxy bearing a later date and depositing the same at the offices of Odyssey, prior to the deadline for depositing proxies set out above. A proxy may also be revoked by any other method permitted by applicable law.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, with sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Shares Represented by Management Proxies

Registered Shareholders

On any matter to be acted upon or any ballot that may be called for at the Meeting, the Shares represented by each properly executed proxy in favour of the persons designated in the proxy received by Aris Mining will be voted or withheld from voting in accordance with the instructions given by the Registered Shareholder. In the absence of such specifications in a proxy where the Registered Shareholder has appointed the persons whose names have been pre-printed in the proxy as the Shareholder’s nominee at the Meeting, the Shares represented by such proxies will be voted FOR each of the matters specified in this Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. As at the date of this Circular, the management of Aris Mining knows of no such amendments, variations or other matters to come before the Meeting. However, where a Registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the registered Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the Notice of Meeting or other matters which are not now known to management of Aris Mining should properly come before the Meeting, the enclosed proxy may be voted on such matters in accordance with the best judgment of the person voting the proxy.

Beneficial Shareholders

If your Shares are not registered in your name, they are held by an Intermediary, on your behalf, which makes you a beneficial Shareholder (the “Beneficial Shareholder”).

There are two kinds of Beneficial Shareholders:

1. Objecting Beneficial Owners: Beneficial Shareholders who object to their name and details of their security holdings being made known to the Company (called “OBOs”); and

2. Non-Objecting Beneficial Owners: Beneficial Shareholders who do not object to their name and details of their security holdings being made known to the Company.

In accordance with Canadian securities policies, the Company has distributed copies of the Notice Package to the Intermediaries for onward distribution to the Beneficial Shareholders. The Company does not intend to pay for Intermediaries to forward the Notice Package and Form 54-101F7 to OBOs under NI 54-101. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

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Intermediaries are required to forward the Notice Package to each Beneficial Shareholder unless the Beneficial Shareholder has waived the right to receive them. Beneficial Shareholders who have not waived the right to receive the Notice Package will also receive either a voting instruction form (“VIF”) or, less frequently, a form of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own.

Each Intermediary will have its own procedures to permit voting of Shares held on behalf of Beneficial Shareholders, including requirements as to when and where proxies or VIFs are to be delivered. If you are a Beneficial Shareholder, you should carefully follow the instructions provided by your Intermediary to ensure your Shares are voted at the Meeting.

If you are a Beneficial Shareholder and wish to personally vote at the Meeting, change voting instructions given by you to your Intermediary, or revoke voting instructions given by you to your Intermediary, follow the instructions given by your Intermediary or contact your Intermediary directly to discuss what procedure to follow.

If you are a Beneficial Shareholder located in the United States and wish to attend the Meeting and vote (or have another person attend and vote on your behalf), in addition to the steps described above, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you or contact your Intermediary to request a legal proxy form or a VIF if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey.

If your Shares are held by an Intermediary and you instruct them (through your VIF) that you wish to attend and vote at the Meeting, or have someone else do so on your behalf, the Intermediary must, at no cost to you, appoint you or your nominee as proxyholder for those Shares. Under NI 54-101, if the Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you, the Beneficial Shareholder, or your nominee, as proxyholder.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Shares without par value and up to 12,000,000 preferred shares, issuable in series, without par value, of which up to 1,000 series 1 preferred shares are authorized (“Series 1 Preferred Shares”). As at March 17, 2026, the Record Date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting, 206,314,294 Shares without par value were issued and outstanding, each such Share carrying the right to one vote at the Meeting, and 1,000 Series 1 Preferred Shares without par value were issued and outstanding, all of which are held by a wholly-owned subsidiary of the Company and none of which carry the right to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

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Business of the Meeting

The following disclosure provides detailed information on the items of business to be voted on at the Meeting. In addition to usual items of business, we will be asking the Shareholders to consider, and if deemed advisable approve certain amendments to the Company’s current (i) restricted share unit plan; (ii) performance share unit plan; and (iii) incentive stock option plan, all as more particularly described below. As you will read in more detail below, the background to the proposed amendments is as follows:

•	in the case of the current cash-settled restricted share unit and performance share unit plans, the proposed amendments will permit settlement of vested awards, at the discretion of the Compensation Committee, through either (i) a cash payment, or (ii) issuance from treasury of the number of Shares underlying the vested awards. These amendments will better align executive compensation with the interests of Shareholders, preserve cash for other corporate purposes and reduce the mark-to-market effect of cash-settled share units on the Company’s financial results; and

•	in the case of the current stock option plan, the proposed amendments are required to address U.S. tax rules related to grants made to U.S. persons.

Please review the disclosure below for a more fulsome description of the Items of Business of the Meeting.

1.	Financial Statements

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 and the accompanying auditor’s report will be presented to Shareholders at the Meeting. The financial statements, together with the auditor’s report for the year ended December 31, 2025, were mailed to those Shareholders who requested a copy and are available on the Company’s website at www.aris-mining.com, on its SEDAR+ profile at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Shareholders may also obtain copies of the Company’s financial statements and MD&A free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com or by telephone at +1 604-764-5870.

2.	Election of Directors

Background

At the annual general meeting of Shareholders held on May 16, 2024, the Shareholders approved the fixing of the number of directors at eight. The following provides information on this year’s eight director nominees, including: (i) their province or state and country of residence; (ii) the period during which each has served as a director; (iii) their membership of any committee of the Board, if applicable; (iv) their principal occupation, business or employment currently and during the last five years; and (v) their ownership of Aris Mining securities which each beneficially owned, directly or indirectly, or over which control or direction was exercised as of the Record Date, being March 17, 2026. The information as to principal occupation, securities currently held and directorships with other public issuers, not being within the knowledge of the Company, has been furnished individually by the respective directors.

Board Demographics and Composition Highlights

The following table summarizes the current demographics and composition of the Board. The Board believes its composition reflects an appropriate balance of independence, experience and diversity, and is supported by strong governance policies and practices, to enable effective oversight and the creation of long-term shareholder value.

Board Demographics and Composition Highlights
Total number of directors	8

Independent directors	5(63%)

Women directors	3 (38%)

Majority Voting Policy (TSX-compliant)	Adopted

Say-on-Pay Advisory Vote	Annual

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Director share ownership guidelines	Adopted

Annual Board, Committee and Director Evaluations	Conducted

Independent chair	No

Lead Independent Director	Yes

Audit Committee independence	100%

Corporate Governance & Nominating Committee independence	100%

Compensation Committee independence	100%

Average Board & Committee Attendance (2025)	100%

Geographic representation	Canada (1), Colombia (4), Monaco (1), South Africa (1), United States (1)
Average tenure	2.8 years

Average age	61 years

Board Tenure

As of the date of this Management Information Circular, the average tenure of the Board of Directors is approximately 2.8 years, reflecting the Company’s recent board refreshment associated with the formation and growth of Aris Mining.

Director	Director Since	Tenure as of March 24, 2026

Neil Woodyer	September 26, 2022	3.5 years

David Garofalo	September 26, 2022	3.5 years

Daniela Cambone	September 26, 2022	3.5 years

Attie Roux	September 26, 2022	3.5 years

Mónica de Greiff	October 1, 2022	3.5 years

Germán Arce Zapata	February 14, 2024	2.1 years

Gonzalo Hernández Jiménez	February 14, 2024	2.1 years

Brigitte Baptiste	October 29, 2025	0.4 years

The Board believes that its composition reflects an appropriate balance between continuity and renewal, combining directors with experience dating back to the Company’s formation with newer members who bring new perspectives, expertise and regional knowledge relevant to the Company’s operations and strategic priorities.

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Aris Mining’s Board of Director Nominees

Neil Woodyer – Chief Executive Officer, Director and Chair of the Board

Mr. Woodyer is the Chief Executive Officer (“CEO” or “Chief Executive Officer”) and a director of the Company and has served in such capacities since September 26, 2022. Mr. Woodyer was appointed Chair of the Board on January 21, 2026. Mr. Woodyer previously served as a director and the Chief Executive Officer of Aris Gold (now, Aris Mining Holdings Corp.) from February 2021 to September 2022. Mr. Woodyer was also the Vice Chair of Equinox Gold Corp. from March 10, 2020 to June 4, 2020, the Chief Executive Officer of Leagold Mining Corporation from July 11, 2016 to March 10, 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 25, 2002 to June 28, 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.

Residence: Monaco		Current Board/Committee memberships: Board of Directors (Chair)(1)
Age: 82
Director since: September 26, 2022

Non-independent(2)		Other public company directorships: nil

2025 Board and Committee Attendance:	Board

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Equity ownership:	Shares	Options	Performance share units(3)	Restricted share units(4)

	3,584,959	777,383	396,003	23,668

Notes:

1.	Mr. Woodyer is not compensated in his capacity as a Director or Chair of the Board.
2.	As Chief Executive Officer, Mr. Woodyer is a non-independent director.
3.	Currently only settled in cash following vesting.
4.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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David Garofalo – Lead Independent Director

Mr. Garofalo currently serves as a director of the Company and has since September 26, 2022. Mr. Garofalo was appointed Lead Independent Director on January 21, 2026. Mr. Garofalo previously served as a director of Aris Gold from February 2021 to September 2022. Mr. Garofalo also currently serves as the Chair, Chief Executive Officer, President and a director of Gold Royalty Corp. (“Gold Royalty”) and has since 2020, and serves as a Co-chair and a director of GoldMining Inc. (“GoldMining”) and has since January 2023. Mr. Garofalo previously served as President and Chief Executive Officer of Goldcorp Inc. from 2016 to 2019. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.

Residence: West Vancouver, British Columbia, Canada		Current Board/Committee memberships: Board of Directors (Lead Independent Director) Audit Committee (Chair) Compensation Committee (Chair)
Age: 60
Director since: September 26, 2022

Independent

Current occupation: Chair, CEO and President, Gold Royalty Corp.		Other public company directorships(1): Gold Royalty Corp. GoldMining Inc.

2025 Board and Committee Attendance:	Board	Audit Committee	Compensation Committee

	5/5	4/4	3/3

Equity ownership:	Shares	Deferred share units(2)	Restricted share units(3)

	145,350	100,654	7,425

Notes:

1.

Please note that GoldMining and Gold Royalty are related companies; GoldMining is a major shareholder of Gold Royalty and Gold Royalty holds several royalty interests in GoldMining’s assets. Both the Board and the Corporate Governance & Nominating Committee view the benefits derived from such experience to outweigh any risks associated with the same. In particular, Mr. Garofalo brings a breadth and depth of mining experience to the Board related to exploration, production and mine and royalty financing. Finally, Mr. Garofalo’s involvement with other public companies has not impacted his ability to participate on the Board as evidenced by his perfect attendance at Board, Audit Committee and Compensation Committee meetings as well as regular attendance at other Board committee meetings.

2.	Settled in cash only upon departure from the Board.
3.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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Germán Arce Zapata – Director

Mr. Arce currently serves as a director of the Company and has since February 14, 2024. Mr. Arce is the President of the Trust Association and has served in such capacity since 2019. Mr. Arce has been a member of the National Trade Council of Colombia since 2019 and served as its Chairman in 2023. Mr. Arce holds an M.Sc. in International Securities, Investment and Banking from the University of Reading in the United Kingdom and a B.A. in Economics from the Universidad del Valle.

Mr. Arce has also held prominent positions within the Colombian government and regulatory bodies, including as Colombia’s Minister of Mines and Energy from 2016 to 2018, Manager of the National Adaptation Fund, a fund controlled by the Colombian Ministry of Finance to manage climate change impacts, from 2014 to 2016, President of Colombia’s National Hydrocarbons Agency in 2013, Colombian Vice Minister of Finance from 2011 to 2013, and as the Colombian General Director of Public Credit from 2010 to 2011.

Additionally, Mr. Arce has been a member of the Board of Directors of the Colombian National Hydrocarbons Agency, National Mining Agency, National Infrastructure Agency, Mining and Energy Planning Unit, and Colombian Geological Service. He was also the president of the Energy and Gas Regulatory Commission.

Residence: Bogotá, Colombia	Current Board/Committee memberships: Board of Directors Audit Committee(1) Sustainability Committee
Age: 54
Director since: February 14, 2024
Independent
Current occupation: President, Asofiduciarias	Other public company directorships: Interconexión Electrica SA ESP – ISA – Bolsa de Valores de Colombia

2025 Board and Committee Attendance:	Board	Compensation Committee(1)	Sustainability Committee

	5/5	3/3	2/2

Equity ownership:	Shares	Deferred share units(2)	Restricted share units(3)

	nil	21,814	4,950

Notes:

1.	Mr. Arce resigned from the Compensation Committee and was appointed to the Audit Committee on January 21, 2026.
2.

Concurrent with the Company’s transition to granting a portion of non-executive director compensation in RSUs rather than DSUs, the outstanding DSUs held by Mr. Arce, and certain other non-Canadian directors, were amended on January 26, 2026 to provide for redemption in cash in three equal installments: one-third on January 26, 2026, one-third on January 26, 2027, and the remaining one-third on January 26, 2028. This amendment was approved by the Board, with Mr. Arce abstaining from voting.

3.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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Daniela Cambone – Director

Ms. Cambone currently serves as a director of the Company and has since September 26, 2022. Ms. Cambone previously served as a director of Aris Gold from February 2021 to September 2022. Ms. Cambone also serves as the Global Media Director for ITM Trading and as the firm’s lead anchor and has since October 2023.

Before joining ITM Trading, she was the editor-at-large for Stansberry Research. Prior to this, Ms. Cambone was the editor-in-chief and lead anchor for Kitco News, covering global markets, economic news, and commodities.

Ms. Cambone graduated cum laude from the University of Rome where she earned her Master’s degree in Communications. She earned her Bachelor’s degree in Broadcast Journalism from Montreal’s Concordia University.

Residence: New York, New York, USA		Current Board/Committee memberships: Board of Directors Compensation Committee(1) Corporate Governance and Nominating Committee
Age: 46
Director since: September 26, 2022
Independent
Current Occupation: Director of Global Media, ITM Trading Inc.		Other public company directorships: nil

2025 Board and Committee Attendance:	Board	Audit Committee(1)	Corporate Governance and Nominating Committee

	5/5	4/4	2/2

Equity ownership:	Shares	Deferred share units(1)	Restricted share units(2)

	2,250	100,654	4,950

Notes:

1.	Ms. Cambone resigned from the Audit Committee and was appointed to the Compensation Committee on January 21, 2026.
2.	Settled in cash only upon departure from the Board.
3.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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Mónica de Greiff – Director

Ms. de Greiff has served as director of the Company since October 1, 2022 and currently serves as a consultant to the Company advising on sustainability matters. Ms. de Greiff was previously a director of the Company from 2018 to 2020, when she left to accept the position of Colombian Ambassador to Kenya, a position which she held until September 2022. From October 2022 to October 2025, Ms. de Greiff served as a director of Ecopetrol SA. From August 2025 to October 2025, Ms. de Greiff also acted as Chairperson of Ecopetrol SA.

Ms. de Greiff was also the Executive President of the Bogotá Chamber of Commerce from March 2013 to January 2020. Ms. de Greiff has previously held positions in both the public and private sectors, including Minister of Justice and Vice Minister of Mines and Energy for the Republic of Colombia. Ms. de Greiff is a former member of the Board of Directors of the United Nations Global Compact, the world’s largest corporate sustainability initiative.

Residence: Bogotá, Colombia		Current Board/Committee memberships: Board of Directors Sustainability Committee (Chair)
Age: 69
Director since: October 1, 2022
Non-Independent (1)

Current Occupation: Corporate Director Sustainability Advisor, Aris Mining		Other public company directorships: Nil

2025 Board and Committee Attendance:	Board	Sustainability Committee

	5/5	2/2

Equity ownership:	Shares	Deferred share units(2)	Restricted share units(3)

	nil	45,354	4,950

Notes:

1.

Ms. de Greiff is a non-executive director of the Company; however, she is not an independent director as she also acts as a consultant to the Company. In her capacity as a consultant, she receives a monthly fee of US$10,000.

2.

Concurrent with the Company’s transition to granting a portion of non-executive director compensation in RSUs rather than DSUs, the outstanding DSUs held by Ms. De Greiff, and certain other non-Canadian directors, were amended on January 26, 2026 to provide for redemption in cash in three equal installments: one-third on January 26, 2026, one-third on January 26, 2027, and the remaining one-third on January 26, 2028. This amendment was approved by the Board, with Ms. de Greiff abstaining from voting.

3. Currently only settled in cash in accordance with a predetermined vesting schedule.

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Gonzalo Hernández Jiménez – Director

Mr. Hernández currently serves as a director of the Company and has since February 14, 2024. Mr. Hernández is a former Technical Vice Minister of Finance and Public Credit of Colombia.

He also served as a director of Ecopetrol S.A., Colombia’s largest and primary oil and gas company (2022-2025), and as a director of Financiera de Desarrollo Nacional, a bank for infrastructure development. He was also a member of the Board of Directors of Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health in Colombia.

Mr. Hernández holds a Ph.D. in Economics from the University of Massachusetts-Amherst, and has served as a Professor of the Department of Economics at Universidad Javeriana (since 2003), where he also held the positions of chair of the Department of Economics and Research director.

Residence: Bogotá, Colombia		Current Board/Committee memberships: Board of Directors Corporate Governance and Nominating Committee (Chair) Audit Committee Compensation Committee(1)
Age: 46
Director since: February 14, 2024
Independent

Current occupation: Corporate Director and Professor of Economics		Other public company directorships: nil

2025 Board and Committee Attendance:	Board	Corporate Governance and Nominating Committee	Audit Committee

	5/5	2/2	4/4

Equity ownership:	Shares	Deferred share units(1)	Restricted share units(2)

	nil	21,814	4,950

Notes:

1.	Mr. Hernández was appointed to the Compensation Committee on January 21, 2026.
2.

Concurrent with the Company’s transition to granting a portion of non-executive director compensation in RSUs rather than DSUs, the outstanding DSUs held by Mr. Hernández, and certain other non-Canadian directors, were amended on January 26, 2026 to provide for redemption in cash in three equal installments: one-third on January 26, 2026, one-third on January 26, 2027, and the remaining one-third on January 26, 2028. This amendment was approved by the Board, with Mr. Hernández abstaining from voting.

3.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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Adriaan (Attie) Roux – Director

Mr. Roux has served as a director of the Company since September 26, 2022. Mr. Roux previously served as a director of Hummingbird Resources plc until his resignation on February 28, 2025. Mr. Roux also served as a director and technical consultant of Aris Gold from February 2021 to September 2022. Previously, Mr. Roux served as the Chief Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of Leagold Mining Corporation from October 2018 to March 2020 and of Endeavour Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for Anglogold Ashanti.

Residence: Silver Lakes, Pretoria, South Africa		Current Board/Committee memberships: Board of Directors Sustainability Committee
Age: 68
Director since: September 26, 2022
Non-independent
Current occupation: Corporate Director		Other public company directorships: nil

2025 Board and Committee Attendance:	Board	Sustainability Committee

	5/5	2/2

Equity ownership:	Shares	Deferred share units(1)	Restricted share units(2)

	145,300	100,654	4,950

Notes:

1.	Settled in cash only upon departure from the Board.
2.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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Brigitte Baptiste – Director

Ms. Baptiste currently serves as a director of the Company and has served in such capacity since October 29, 2025. She is Chancellor of Universidad Ean in Bogotá and former Director General of the Alexander von Humboldt Institute for Research on Biological Resources, Colombia’s national biodiversity research centre.

Ms. Baptiste is one of Colombia’s most respected environmental leaders, with deep expertise in biodiversity conservation, sustainable land use, environmental policy and sustainability. Over the course of her career, she has helped shape environmental research, policy and public dialogue in Colombia and across Latin America, including through leadership roles on international advisory bodies focused on biodiversity, climate action and sustainable development. Ms. Baptiste brings to the Board a highly relevant combination of environmental expertise, regional knowledge and public policy perspective, which supports the Company’s approach to sustainability oversight, long-term stakeholder value and responsible mining.

Residence: Bogotá, Colombia	Current Board/Committee memberships: Board of Directors Corporate Governance and Nominating Committee Sustainability Committee
Age: 62
Director since: October 29, 2025
Independent
Current occupation: Chancellor, Universidad Ean in Bogotá	Other public company directorships: nil

2025 Board and Committee Attendance:	Board	Corporate Governance and Nominating Committee	Sustainability Committee

	N/A(1)	N/A (1)	N/A (1)

Equity ownership:	Shares	Deferred share units(2)	Restricted share units(3)

	nil	976	4,950

Notes:

1.	Ms. Baptiste was appointed to the Board on October 29, 2025, and to the Corporate Governance and Nominating Committee and the Sustainability Committee on January 21, 2026.
2.

Concurrent with the Company’s transition to granting a portion of non-executive director compensation in RSUs rather than DSUs, the outstanding DSUs held by Ms. Baptiste, and certain other non-Canadian directors, were amended on January 26, 2026 to provide for redemption in cash in three equal installments: one-third on January 26, 2026, one-third on January 26, 2027, and the remaining one-third on January 26, 2028. This amendment was approved by the Board, with Ms. Baptiste abstaining from voting.

3.	Currently only settled in cash in accordance with a predetermined vesting schedule.

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Each elected director will hold office until the next annual general meeting of Shareholders or until their successor is duly elected or appointed, or until their office is earlier vacated in accordance with the articles of the Company. All of the nominees are currently directors of Aris Mining and all of the nominees are independent, except for Neil Woodyer, CEO of Aris Mining, Mónica de Greiff, sustainability consultant of Aris Mining and Attie Roux, a former technical consultant of Aris Mining.

Aris Mining has adopted a majority voting policy such that a director must tender his or her resignation if such director receives more “withheld” votes than “for” votes at any uncontested meeting of the Shareholders at which directors are elected, such resignation to take effect upon acceptance by the Board. A copy of the majority voting policy can be found on the Company’s website at www.aris-mining.com.

Directors are elected at each annual general meeting of Shareholders and nominations for directors are required to be made in accordance with the Company’s advance notice policy (the “Advance Notice Policy”). The Advance Notice Policy establishes a framework for advance notice of nominations of persons for election to the Board. The Advance Notice Policy sets deadlines of a prescribed number of days before a Shareholder meeting for a Shareholder to notify the Company of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice Policy applies at any annual or special meeting of Shareholders that is called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of Shareholders to requisition a meeting or make a proposal under the Business Corporations Act (British Columbia).

In the case of an annual meeting of Shareholders, notice to the Company pursuant to the Advance Notice Policy must be given not less than 30 and not more than 65 days prior to the date of the annual meeting. If the annual meeting is to be held on a date that is less than 50 days after the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company pursuant to the Advance Notice Policy must be given not later than the close of business on the 15th day following the notice date.

As of the date of this Circular, the Company had not received any additional director nominations for the Meeting.

A copy of the Advance Notice Policy is available on the Company’s website at www.aris-mining.com.

In order to align the interests of senior management with Shareholders, Aris Mining encourages its directors to become Shareholders and has established minimum share ownership thresholds for senior management. As of March 17, 2026, the directors and executive officers of the Company collectively own 4,564,992 Shares, representing approximately 2.2% of the issued and outstanding Shares.

Other than as set out in this Circular, none of the proposed directors is, as at the date hereof, or was within 10 years before the date hereof, a director, Chief Executive Officer or Chief Financial Officer (“CFO” or “Chief Financial Officer”) of any company (including Aris Mining) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) that was issued while the proposed director was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

Other than as set out in this Circular, none of the proposed directors (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Aris Mining) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director.

Mr. Garofalo served as Chair and a director of Great Panther Mining Limited (“Great Panther”) from April 2020 to December 2021. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (“BIA”) and on October 4, 2022 was granted an order to convert its proceedings under such legislation into proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly

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continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating its proceedings under the CCAA.

Except as described below, none of the proposed directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

There is no arrangement or understanding between a proposed director and any other person or company as to the nomination of a proposed director, except the directors and executive officers of the Company acting solely in such capacity.

The Board recommends that Shareholders vote FOR the election of each of the nominees as a director. Unless you give other instructions, the management proxyholders intend to vote FOR each nominee listed above to act as a director.

3.	Appointment and Remuneration of Auditors

KPMG LLP is the Company’s auditor and was first appointed on August 20, 2010.

The Board recommends that Shareholders vote FOR the appointment of KPMG LLP as the auditor of Aris Mining for the 2026 fiscal year and authorize the Board to set their remuneration. Unless you give other instructions, the management proxyholders intend to vote FOR the appointment of KPMG LLP to act as the Company’s auditor until the close of Aris Mining’s next annual general meeting and to authorize the Board to fix the remuneration to be paid to the auditors.

4.	Approve Amendment and Restatement of Current Share Unit Plans

The Company has a restricted share unit plan adopted on January 21, 2026 (the “RSU Plan”) and a performance share unit plan adopted on September 26, 2022 (the “PSU Plan” and together with the RSU Plan, the “Current Share Unit Plans”) providing for the grant of restricted share units (the “RSUs”) and performance share units (the “PSUs”), respectively, to eligible persons under the applicable Current Share Unit Plan. Under the Current Share Unit Plans, RSUs and PSUs may be settled in cash only.

The Current Share Unit Plans were established to (i) promote alignment of interests between participants and Shareholders and (ii) provide a compensation system reflective of responsibility, commitment and risk allocation over the medium to long-term. The purpose of the amendments to the Current Share Unit Plans is to better align executive compensation with the interests of Shareholders, preserve cash for other corporate purposes and reduce the mark-to-market effect of cash-settled share units on the Company’s financial results.

Summary of Principal Amendments

The principal amendments reflected in the Share Unit Plans include:

•

Settlement in Shares: The Board has approved the amendment of each Share Unit Plan to permit settlement of vested awards, at the discretion of the Compensation Committee, through either (i) a cash payment equal to the five day volume weighted average price of a Share multiplied by the number of Shares underlying the vested awards, or (ii) issuance from treasury of the number of Shares underlying the vested awards.

•

Share Reserve and Participation Limits: to allow for better coordination between the Share Unit Plans which will allow for settlement in Shares and the Stock Option Plan when it comes to insider participation, the Board determined it was in the best interest of the Company to amend the Current Share Unit Plans to include rolling share reserve limits and insider limits applicable to security based compensation arrangements. The Board also approved amendments to the RSU Plan to include additional director-specific limits on grants to non-employee directors.

•

Blackout / Outside Date Mechanics: with the proposed amendment to allow for the PSUs and RSUs to be settled in Shares, further amendments were required to incorporate a blackout settlement mechanic, including automatic extension of the settlement date following expiry of a Company-imposed blackout period, and deemed cash settlement if the applicable tax imposed outside date for settlement would otherwise fall during a blackout.

As a result of the proposed amendments to the Current Share Unit Plans, the plans now constitute security-based compensation arrangements pursuant to the rules of the TSX and require the approval of Shareholders. Accordingly, at the Meeting,

Page|19

Shareholders will be asked to vote on ordinary resolutions to approve each of the amended and restated RSU Plan (the “Amended RSU Plan”) and the amended and restated PSU Plan (the “Amended PSU Plan”, and collectively with the Amended RSU Plan, the “Share Unit Plans”). The RSU Plan Resolution (as defined below) and the PSU Plan Resolution (as defined below) will be voted on separately.

Shareholder Approval

If the Share Unit Plans are approved by Shareholders, and subject to the applicable participant’s consent (“Participant Consent”), previously issued PSUs and RSUs may become subject to the settlement terms of the Share Unit Plans and accordingly, may be entitled to receive cash or Shares upon settlement at the discretion of the Compensation Committee.

As at March 17, 2026, Options to purchase 4,294,005 Shares were outstanding (2.1% of the issued and outstanding Shares) and, assuming that the Share Unit Plans are approved by Shareholders and Participant Consents from all participants under the Share Unit Plans are obtained, 2,055,642 Shares would be issuable pursuant to outstanding share unit awards (1.0% of the issued and outstanding Shares) assuming a performance multiplier of 100% on all outstanding PSUs. If the Share Unit Plans are approved by Shareholders at the Meeting, the Company will be able to grant Options and share unit awards pursuant to which, in aggregate, an additional 14,281,782 Shares may be issued, subject to the applicable caps and limitations set out in each plan.

If the amendments to the Share Unit Plans are not approved by Shareholders, the RSU Plan and the PSU Plan will remain in their current forms and the Company will not be entitled to settle the PSUs / RSUs through the issuance of Shares from treasury.

Each of the Amended RSU Plan and Amended PSU Plan has been conditionally approved by the Board and the TSX, subject to Shareholder approval. A summary of the principal terms of the Share Unit Plans is provided in Schedule “B” to this Circular which summary is subject to the full text of each of the Amended RSU Plan and Amended PSU Plan which are attached to this Circular as Schedules “C” and “D”, respectively.

Form of Resolution and Vote Required

RSU Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (the “RSU Plan Resolution”) authorizing and approving the Amended RSU Plan and the unallocated share units, rights or other entitlements issuable under the RSU Plan. To be approved, an ordinary resolution requires at least 50% + 1 of the Shares represented in person or by proxy at the Meeting to vote in favour of such resolution.

The text of the RSU Plan Resolution, which will be submitted to Shareholders at the Meeting or any postponement or adjournment thereof, is set forth below:

“BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1.

The restricted share unit plan adopted on January 21, 2026 is amended and restated and replaced in its entirety by the amended and restated restricted share unit plan in the form attached as Schedule “C” to the Management Information Circular of Aris Mining Corporation dated March 24, 2026 (the “Amended RSU Plan”) and the Amended RSU Plan is hereby approved as the restricted share unit plan of the Company;

2.	All unallocated share units, rights or other entitlements issuable pursuant to the Amended RSU Plan, as may be amended from time to time, are approved and authorized;

3.	The issuance (subject to the applicable participating Participant’s Consent) of up to 143,889 Shares pursuant to RSUs outstanding as of the date hereof is hereby approved and authorized;

4.

Future shareholder approval of the unallocated share units, rights or other entitlements issuable pursuant to the Amended RSU Plan will be required on or before May 7, 2029, being the date that is three years from the date of approval of this resolution; and

5.

Any one director or executive officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.“

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The Board recommends Shareholders vote FOR the RSU Plan Resolution. Unless you give other instructions, the management proxyholders intend to vote FOR the RSU Plan Resolution.

PSU Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (the “PSU Plan Resolution”) authorizing and approving the unallocated share units, rights or other entitlements issuable under the PSU Plan. To be approved, an ordinary resolution requires at least 50% + 1 of the Shares represented in person or by proxy at the Meeting to vote in favour of such resolution.

The text of the PSU Plan Resolution, which will be submitted to Shareholders at the Meeting or any postponement or adjournment thereof, is set forth below:

“BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1.

The performance share unit plan adopted on September 26, 2022 is amended and restated and replaced in its entirety by the amended and restated performance share unit plan in the form attached as Schedule “D” to the Management Information Circular of Aris Mining Corporation dated March 24, 2026 (the “Amended PSU Plan”) and the Amended PSU Plan is hereby approved as the performance share unit plan of the Company;

2.	All unallocated share units, rights or other entitlements issuable pursuant to the Amended PSU Plan, as may be amended from time to time, are approved and authorized;

3.	The issuance (subject to the applicable participating Participant’s Consent) of up to 1,663,722 Shares pursuant to PSUs outstanding as of the date hereof is hereby approved and authorized;

4.

Future shareholder approval of the unallocated share units, rights or other entitlements issuable pursuant to the Amended PSU Plan will be required on or before May 7, 2029, being the date that is three years from the date of approval of this resolution; and

5.

Any one director or executive officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

The Board recommends Shareholders vote FOR the PSU Plan Resolution. Unless you give other instructions, the management proxyholders intend to vote FOR the PSU Plan Resolution.

5.	Approve Amendment and Restatement of the Stock Option Plan

The Company maintains an amended and restated incentive stock option plan, that was last approved by the Board on March 14, 2023 and by Shareholders on May 11, 2023 (the “Prior Option Plan”), and was further amended and restated by the Board on March 11, 2026 (the “Stock Option Plan”).

The Board is seeking Shareholder approval of certain minor amendments to the Prior Option Plan required to address U.S. tax rules related to grants made to U.S. Participants (as that term is defined in the Stock Option Plan). Under the Prior Option Plan, the Company is permitted to grant stock options representing up to 10% of the outstanding Shares at the time of grant, less any Shares reserved under other security-based compensation arrangements. The proposed Stock Option Plan retains this limit and introduces an additional limit of 20,000,000 Shares that may be issued to U.S. Participants as “incentive stock options” under U.S. tax rules.

No other substantive changes are proposed to the Prior Option Plan.

In addition, in accordance with the rules and policies of the TSX, Shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security-based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the Stock Option Plan.

Shareholder Approval

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In the event that the Stock Option Plan Resolution (as defined below) is not approved by Shareholders at the Meeting, the three-year term prescribed by the TSX for all unallocated options, rights or other entitlements under the Stock Option Plan will expire on May 11, 2026 and the Company will not be able to grant qualified “incentive stock options” under the Stock Option Plan pursuant to the rules of the U.S. tax code. Previously allocated Options under the Prior Stock Option Plan will be unaffected by the approval or disapproval of the Stock Option Plan Resolution. Options which as of May 11, 2026, have either (i) not been allocated under the Prior Stock Option Plan as of May 11, 2026 or (ii) are outstanding and subsequently cancelled, terminated or exercised, will not be available for a new grant of Options.

Stock Options, as a component of long-term incentive plans, provide employees with the ability to participate in ownership and growth of the Company, which can be a motivational tool that aligns the interests of employees and owners. In the event the Company is not able to issue any Options, the Company may not be able to provide market-competitive compensation packages to attract and retain key personnel to its business. For more details on the Company’s executive compensation program, which includes granting of Options to senior executive officers, please see “Executive Compensation”. A summary of the terms of the Stock Option Plan is provided in Schedule “E” to this Circular, which summary is subject to the full text of the Stock Option Plan which is attached to this Circular as Schedule “F”.

Form of Resolution and Vote Required

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (the “Stock Option Plan Resolution”) authorizing and approving the Stock Option Plan and the unallocated options, rights or other entitlements issuable under the Stock Option Plan. To be approved, an ordinary resolution requires at least 50% + 1 of the Shares represented in person or by proxy at the Meeting to vote in favour of such resolution.

The text of the Stock Option Plan Resolution, which will be submitted to Shareholders at the Meeting or any postponement or adjournment thereof, is set forth below:

“BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1.

The incentive stock option plan that was last approved by Shareholders of the Company on May 11, 2023 is amended and restated and replaced in its entirety by the amended and restated stock option plan, effective March 11, 2026, in the form attached as Schedule “F” to the Management Information Circular of Aris Mining Corporation dated March 24, 2026 (the “Stock Option Plan”) and the Stock Option Plan is hereby approved as the stock option plan of the Company;

2.	All unallocated options, rights or other entitlements issuable pursuant to the Stock Option Plan, and as may be amended from time to time, are approved and authorized;

3.

Future shareholder approval of the unallocated options, rights or other entitlements issuable pursuant to the Stock Option Plan will be required on or before May 7, 2029, being the date that is three years from the date of approval of this resolution; and

4.

Any one director or executive officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

The Board recommends Shareholders vote FOR the Stock Option Plan Resolution. Unless you give other instructions, the management proxyholders intend to vote FOR the Stock Option Plan Resolution.

6.	Say-on-Pay Advisory Vote

The Board has adopted a non-binding Shareholder advisory vote on the Company’s approach to executive compensation, also known as “Say-on-Pay”. This advisory vote allows Shareholders a formal opportunity to provide their views on the Company’s executive compensation program as set forth in this Circular.

The Company will disclose the results of this year’s vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company, and it remains the duty of the Board to develop and implement appropriate executive compensation policies. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. If a significant number of Shareholders oppose the resolution, the Board will

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endeavour to consult with its Shareholders as appropriate to understand their concerns and will review the Company’s approach to compensation in the context of those concerns.

At the Meeting, Shareholders will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say-on-Pay” (the “Say on Pay Advisory Resolution”), as follows:

“BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders of the Company accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 24, 2026, with respect to its 2026 Annual General Meeting of Shareholders.”

The Board recommends that Shareholders vote FOR the Say on Pay Advisory Resolution to approve the Company’s approach to executive compensation. Unless you give other instructions, the management proxyholders intend to vote FOR the Say on Pay Advisory Resolution.

Director Compensation

Summary Compensation Table

As required by Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”), the information set out in this Circular relating to the compensation earned by each director is for the year ended December 31, 2025.

The following table details the compensation paid to non-executive directors for the 12-month period ended December 31, 2025.

Name	Fees earned (US$)(1)	Share-based awards (US$)(2)	Option-based awards (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)

Ian Telfer (Chair)(3)	138,750	151,250	Nil	Nil	Nil	290,000

Germán Arce Zapata	78,750	96,250	Nil	Nil	Nil	175,000

Daniela Cambone	78,750	96,250	Nil	Nil	Nil	175,000

Mónica de Greiff	93,750	96,250	Nil	Nil	120,000(4)	310,000

Gonzalo Hernández Jiménez	93,750	96,250	Nil	Nil	Nil	190,000

David Garofalo	98,750	96,250	Nil	Nil	Nil	195,000

Attie Roux	78,750	96,250	Nil	Nil	208,333	383,333

Brigitte Baptiste	19,688	24,063	Nil	Nil	Nil	43,751

TOTAL	680,938	752,813	Nil	Nil	328,333	1,762,084

Notes:

1.

During 2025, the Company paid an annual retainer to each member of the Board in the aggregate amount of US$175,000 per year, payable as to 45% in cash and 55% in deferred share units (“DSUs”) granted pursuant to the terms of the Company’s DSU Plan dated effective as of September 26, 2022 (the “DSU Plan”). The Board also approved a fee of US$100,000 per year, payable as to 45% in cash and 55% in DSUs, for the Chair of the Board, a cash fee of US$20,000 per year for the Chair of the Audit Committee and a cash fee of US$15,000 per year for the Chairs of each of the other committees. The value in this column reflects the aggregate cash portion of the Board and Committee retainer that was paid to directors by Aris Mining during the 12-month period ended December 31, 2025.

2.

Share-based awards set out the cash value of DSUs granted pursuant to the terms of the DSU Plan in the respective fiscal period. The number of DSUs awarded is linked to the closing price of the Shares one trading day before the grant date with DSUs granted on the last trading day of each quarter. The number of DSUs awarded is determined on the grant date by dividing the dollar amount of the compensation payable in DSUs on the grant date by the closing price of a Share one trading day before that date. The amount disclosed in this column is the cash value of the DSUs granted to the directors. See “Director Compensation – Directors’ Deferred Share Unit Plan”.

3.	Retired from the Board on January 21, 2026.
4.

Ms. de Greiff is a non-executive director of the Company; however, she is not an independent director as she also acts as a sustainability advisor to the Company. In her capacity as a consultant, she receives a monthly fee of US$10,000.

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Objective of Director Compensation

The objective of Aris Mining’s director compensation program is to attract and retain highly qualified directors with the skills, experience and judgment necessary to effectively oversee the Company’s strategy and operations. As a gold mining company with international operations, directors are expected to devote significant time and energy to the performance of their duties, including participating in Board and committee meetings, site visits, and ongoing engagement with the business.

In order to attract and retain directors who meet these expectations, the Board believes that the Company must offer a competitive compensation package that is aligned with the practices of its peer group.

Director Compensation Policies and Approach

Currently, the Board consists of eight directors, of which seven are non-executive and five are independent. The non-executive directors are compensated in accordance with guidelines established by the Compensation Committee, which is composed entirely of independent directors. Aris Mining does not compensate executive directors for the services they perform in their capacity as directors.

Aris Mining maintains a flat-fee compensation program consisting of an annual retainer and additional compensation for Board leadership roles. No meeting fees, travel per diems or compensation for travel time are paid. This approach reflects the expectation that meeting attendance is a core responsibility, simplifies administration and enhances predictability of compensation costs.

For 2025, the annual retainer was paid in a 45%/55% mix of cash and share-based awards, respectively, with the share-based awards consisting of DSUs issued pursuant to the DSU Plan. For 2026, the Board increased the annual retainer to $200,000 and adjusted the pay mix to 50% payable in cash and 50% payable in RSUs. The Board believes that incorporating a meaningful equity component aligns directors’ interests with those of shareholders and supports long-term value creation.

The table below outlines Aris Mining’s annualized Board compensation arrangements for 2024, 2025, and 2026.

Compensation Component	2024 (US$)	2025 (US$)	2026 (US$)

Annual retainer – cash portion	75,000	78,750	100,000

Annual retainer – DSU portion	75,000	96,250	Nil

Annual retainer – RSU portion	N/A	N/A	100,000

Annual retainer—Total	150,000	175,000	200,000

Fee for the Chair / Lead Independent Director – cash portion[2]	50,000	45,000	50,000

Fee for the Chair / Lead Independent Director – DSU portion[2]	50,000	55,000	Nil

Fee for the Chair / Lead Independent Director – RSU portion[2]	N/A	N/A	50,000

Fee for the Chair / Lead Independent Director – Total[2]	100,000	100,000	100,000

Fee for Chair of the Audit Committee (paid in cash)	20,000	20,000	20,000

Fee for Chair of all other Board committees (paid in cash)	15,000	15,000	15,000

During 2025, the Company maintained a policy of providing a significant portion of Board compensation in equity-based awards. These awards were granted as DSUs, that are linked to the value of the Company’s Shares but do not confer voting rights and are non-dilutive to shareholders. DSUs were granted quarterly, vested immediately and were redeemable only upon a director ceasing to serve on the Board.

[2]	The Board Chair fee is only payable to the extent the Board Chair is independent. Where the Board Chair is not independent, the Board Chair fee is payable to the Lead Independent Director

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Upon redemption, DSUs are cash-settled based on the five-day volume weighted average price of the Shares. The Company does not grant DSUs to non-executive directors and does not intend to make any further grants to non-executive directors under the DSU Plan.

Effective in 2026, the Compensation Committee determined that the equity component of non-executive director compensation would be in the form of RSUs instead of DSUs; RSUs, like DSUs, are notional share units that are linked to the value of the Company’s Shares without conferring voting rights. RSUs are granted annually and vest in three equal instalments: one-third on December 31 of the grant year and one-third on each of the following two anniversaries. RSUs are cash-settled based on the prevailing five-day volume weighted average price and are payable upon vesting.

The Compensation Committee identified several key benefits to this transition:

•

Enhanced Shareholder Alignment. The rolling vesting structure of RSUs aligns the realization of compensation with ongoing Board service, rather than concentrating value at the end of a director’s tenure.

•

Capital Management. DSUs create a mark-to-market cash liability that increases with the Company’s Share price and is only settled upon a director’s departure. RSUs provide greater predictability of cash outflows and reduce the accumulation of long-term liabilities.

•

Competitive Positioning. RSUs provide directors with greater flexibility in managing personal financial and tax considerations, supporting the Company’s ability to attract and retain qualified directors on a global basis.

In connection with the transition to RSUs, on January 26, 2026, the Board approved amendments to outstanding DSUs held by certain non-Canadian resident directors (Ms. de Greiff, Mr. Arce, Mr. Hernández and Ms. Baptiste). These DSUs will be redeemed in three equal instalments on January 26, 2026, January 26, 2027 and January 26, 2028, based on the applicable redemption value under the DSU Plan.

The Board determined that the original DSU structure, designed primarily for Canadian and U.S. participants, may not deliver equivalent tax or administrative efficiency for non-Canadian/U.S. directors. Accordingly, the Board approved amendments to DSUs held by non-Canadian/U.S. resident directors to permit staggered redemption, better aligning their benefits with RSUs and supporting a consistent director compensation framework.

The Company encourages its directors and employees to be Shareholders. The following table summarizes the equity interests of the non-executive directors standing for re-election as of March 17, 2026, along with the aggregate market value of such holdings.

Name	Total number of Shares	Total number of DSUs (#)	Total number of RSUs (#)	Market value of total ownership (US$)(1)

Germán Arce Zapata	Nil	21,814	4,950	497,612

Daniela Cambone	2,250	100,654	4,950	2,005,286

Mónica de Greiff	Nil	45,354	4,950	935,282

David Garofalo	145,350	100,654	7,425	4,711,904

Gonzalo Hernández Jiménez	Nil	21,814	4,950	497,612

Attie Roux	145,300	100,654	4,950	4,664,957

Brigitte Baptiste	Nil	976	4,950	110,180

Notes:

1.

The value of Shares, DSUs and RSUs are based on the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on March 17, 2026 of C$25.47 converted to U.S. dollars using an exchange rate of C$1.3699 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on March 17, 2026.

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Directors’ Deferred Share Unit Plan

The DSU Plan was established to align the interests of participating directors with those of Shareholders. DSUs are credited based on the dollar value of compensation allocated to DSUs divided by the Fair Market Value of a Share at the time of grant, rounded to the nearest whole DSU.

Generally, a director will be entitled to redeem their DSUs once they cease acting as a director of the Company and its subsidiaries, including in the event of death of the Participant (in each case, the “DSU Plan Termination Date”) and ending on the 90th day following the DSU Plan Termination Date. Upon redemptions under the DSU Plan, the Company must provide to the relevant director within 30 days of the redemption date, payment of a cash amount to such director equal to the number of DSUs multiplied by the Fair Market Value on the redemption date, subject to any applicable deductions and withholdings.

No right to receive payment of DSUs and other benefits under the DSU Plan are transferable or assignable by a Participant except on death by way of designating a beneficiary in writing, or failing which, by will or laws of descent and distribution.

Following the adoption of the RSU Plan on January 21, 2026, the Company does not intend to make any further grants to non-executive directors under the DSU Plan.

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Option-based and Share-based awards granted to the non-executive directors and which were outstanding as at December 31, 2025.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in- the-money options (US$)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(1)	Market or payout value of vested share- based awards not paid out or distributed (US$)(1)

Ian Telfer(2)	Nil	Nil	Nil	Nil	145,161	Nil	2,357,569

Germán Arce Zapata	Nil	Nil	Nil	Nil	32,721	Nil	531,424

Daniela Cambone	Nil	Nil	Nil	Nil	100,654	Nil	1,634,728

Mónica de Greiff	Nil	Nil	Nil	Nil	68,030	Nil	1,104,879

David Garofalo	Nil	Nil	Nil	Nil	100,654	Nil	1,634,728

Gonzalo Hernández Jiménez	Nil	Nil	Nil	Nil	32,721	Nil	531,424

Attie Roux	Nil	Nil	Nil	Nil	100,654	Nil	1,634,728

Brigitte Baptiste	Nil	Nil	Nil	Nil	1,463	Nil	23,761

Notes:

1.

While the DSUs vested upon issuance, they become redeemable and their value is realized upon a director ceasing to be member of the Board. Value based on a Share price of C$22.26 being the closing price of the Shares on the TSX on December 31, 2025 converted to US$ using an exchange rate of C$1.3706 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2025.

2.	Retired from the Board on January 21, 2026.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth particulars of all share-based awards vested or earned by each director who is or was a non-executive director for the 12-month period ended December 31, 2025.

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Name	Option-based awards – value vested during the year (US$)	Share-based awards – value vested during the year (US$)(1)	Non-equity incentive plan compensation – value earned during the year (US$)

Ian Telfer(2)	Nil	Nil	Nil

Germán Arce Zapata	Nil	Nil	Nil

Daniela Cambone	Nil	Nil	Nil

Mónica de Greiff	Nil	Nil	Nil

David Garofalo	Nil	Nil	Nil

Gonzalo Hernández Jiménez	Nil	Nil	Nil

Attie Roux	Nil	Nil	Nil

Brigitte Baptiste	Nil	Nil	Nil

Notes:

1.

While the DSUs vested upon issuance, they become redeemable and their value is realized upon a director ceasing to be member of the Board. The DSUs are equity linked as the number of DSUs payable is determined by dividing the dollar amount of compensation payable by the Fair Market Value at the time of the award. Upon redemption, the relevant director is paid out in cash by multiplying the number of DSUs credited to him/her by the Fair Market Value.

2.	Retired from the Board on January 21, 2026.

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Executive Compensation

Summary

As required by Form 51-102F6, the information set out in this Circular relating to the compensation earned by each NEO (as defined below) is for the year ended December 31, 2025, and the two prior fiscal years.

The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. The Company is advancing expansion projects at both operations that are expected to increase annual production to approximately 500,000 ounces, including the ramp-up at Segovia following the installation of the second mill in June 2025 and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026. Further, the Company’s existing portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production3. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

The objective of Aris Mining’s executive compensation program is to support the Company’s strategy by attracting, retaining and motivating talented employees through a market competitive compensation program that emphasizes pay for performance. A significant portion of executive compensation is “at-risk” and linked to the achievement of strategic, operational and financial objectives, with long-term incentives intended to align management’s interests with those of shareholders. The Company also encourages senior executives to be shareholders and has established minimum share ownership requirements for its senior executive officers.

For 2025, the Company’s compensation philosophy remained focused on performance-based compensation aligned with Company performance and Shareholder value creation. Target annual bonus opportunities for the NEOs ranged from 150% to 200% of base salary. Following its review of Company and individual performance, the Compensation Committee recommended, and the Board approved, annual bonus awards at 100% of target for all participating NEOs.

Named Executive Officers

For the purpose of this Executive Compensation section, “NEO” or “Named Executive Officer” means each of the following individuals:

•	the CEO;
•	the CFO;
•

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

•

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

For the year ended December 31, 2025, the Company’s NEOs were:

• Neil Woodyer	Chief Executive Officer
• Douglas Bowlby	President
• Cameron Paterson	Chief Financial Officer (appointed CFO on July 7, 2025)
• Oliver Dachsel	Senior Vice President, Capital Markets
• Ashley Baker	Chief Legal Officer
• Richard Orazietti	Former Chief Financial Officer (ceased to serve as CFO on June 1, 2025)

3 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

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See “Summary Compensation Table” below for details of the payments made to the NEOs for the fiscal years ended 2025, 2024 and 2023.

Summary Compensation Table

Name and principal position	Year	Salary (US$)	Share based awards (US$)(1)	Option based awards (US$)(2)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other comp. (US$)	Total (US$)
					Annual incentive plans	Long- term incentive plans
Neil Woodyer(3) Chief Executive Officer, Chair	2025	750,000	562,500	562,500	1,500,000	Nil	Nil	Nil	3,375,000
	2024	750,000	562,500	562,500	1,125,000	Nil	Nil	Nil	3,000,000
	2023	750,000	562,500	562,500	1,500,000	Nil	Nil	Nil	3,375,000
Douglas Bowlby President	2025	500,000	375,000	375,000	750,000	Nil	Nil	Nil	2,000,000
	2024	500,000	375,000	375,000	750,000	Nil	Nil	Nil	2,000,000
	2023	464,110	250,000	250,000	696,000	Nil	Nil	Nil	1,660,110
Cameron Paterson Chief Financial Officer	2025(4)	248,000	318,750	318,750	637,500	Nil	Nil	Nil	1,523,000
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Oliver Dachsel Senior Vice President, Capital Markets	2025	425,000	318,750	318,750	637,500	Nil	Nil	Nil	1,700,000
	2024	319,000	239,063	239,063	478,500	Nil	Nil	Nil	1,275,626
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ashley Baker Chief Legal Officer	2025	400,000	187,500	187,500	600,000	Nil	Nil	Nil	1,375,000
	2024	375,000	187,500	187,500	375,000	Nil	Nil	Nil	1,125,000
	2023	340,000	125,000	125,000	340,000	Nil	Nil	Nil	930,000
Richard Orazietti Former Chief Financial Officer	2025	141,667	159,375	159,375	Nil	Nil	Nil	637,500	1,097,917
	2024	283,000	212,500	212,500	212,250	Nil	Nil	Nil	920,250
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1.

Share-based awards include the award value of the PSUs granted to the NEOs. The number of PSUs granted to each NEO is determined by dividing the award value by the market value (with currency conversion) as at the end of the last trading day immediately preceding the award date, rounded down to the next whole number.

2.

The Option-based award sets out the Black-Scholes value of the stock options of the Company (“Options”) granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

3.	Mr. Woodyer is not compensated in his capacity as a director of the Company or as Chair of the Board.
4.	Mr. Paterson was appointed CFO of the Company on July 7, 2025.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Share-based and Option-based awards granted to the NEOs and which were outstanding as at December 31, 2025.

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	Option-based awards				Share-based awards
Name and position	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiry date	Value of unexercised in-the- money options (US$)(1)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share-based awards not paid out or distributed (US$) (3)

Neil Woodyer Chief Executive Officer, Chair	271,320 435,522	4.09 5.30	January 31, 2027 January 21, 2028	3,596,880 5,389,211	348,667	5,662,722	6,272,698

Douglas Bowlby President	316,760 290,348	4.09 5.30	January 31, 2027 January 21, 2028	4,199,277 3,592,808	232,444	3,775,137	2,787,869

Cameron Paterson(4) Chief Financial Officer	131,489	9.47	July 7, 2028	1,227,013	47,065	764,386	Nil

Oliver Dachsel Senior Vice President, Capital Markets	90,912 246,796	5.17 5.30	July 1, 2027 January 21, 2028	1,133,581 3,053,889	148,512	2,411,993	Nil

Ashley Baker Chief Legal Officer	171,785 145,174	4.09 5.30	January 31, 2027 January 21, 2028	2,277,348 1,796,404	116,222	1,887,569	1,393,918

Richard Orazietti Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.

Value is calculated as the difference between the C$ exercise price of the Option and the C$ closing price of the Shares on the TSX on December 31, 2025, being C$22.26 per Share converted to U.S. dollars using an exchange rate of C$1.3706 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2025.

2.

Value based on a Share price of C$22.26 being the closing price of the Shares on the TSX on December 31, 2025 converted to US$ using an exchange rate of C$1.3706 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2025.

3.

Value attributable to PSUs granted on January 12, 2023 that had vested as of December 31, 2025, but had not yet been paid as of that date. Upon settlement, those PSUs were paid out at a 200% performance multiplier in accordance with their terms.

4.	Mr. Paterson was appointed CFO of the Company on July 7, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of all Share-based, Option-based and cash-based incentive plan awards vested by each NEO during the 12-month period ended December 31, 2025.

Name and position	Option-based awards – value vested during the year (US$)(1)	Share-based awards – value vested during the year (US$)(2)	Non-equity incentive plan compensation – value earned during the year (US$)(3)

Neil Woodyer Chief Executive Officer, Chair	420,361	6,272,698	1,500,000

Douglas Bowlby President	241,776	2,787,869	750,000

Cameron Paterson(4) Chief Financial Officer	Nil	Nil	637,500

Oliver Dachsel Senior Vice President, Capital Markets	266,543	Nil	637,500

Ashley Baker Chief Legal Officer	120,888	1,393,918	600,000

Richard Orazietti Former Chief Financial Officer	775,568	695,308	Nil

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Notes:

1.	The value of the amounts vested represents the difference between the market price of the underlying Shares assuming exercise on the vesting date and the exercise price of the vested Options.
2.	Value based on PSU payouts that had vested in 2025.
3.

Amounts paid out pursuant to the annual bonus payment portion of the Company’s executive compensation program. For additional details, see “Compensation Discussion and Analysis – Short-term Incentives – 2025 Annual Bonus”.

4.	Mr. Paterson was appointed CFO of the Company on July 7, 2025.

Outstanding Options

The following table sets out as of March 17, 2026, the number of Options granted under the Stock Option Plan and the remaining number of Options available for grant, together with the percentage these numbers represent relative to the number of issued and outstanding Shares as of March 17, 2026.

Plan	Number of outstanding options (a)	Shares issuable pursuant to outstanding unexercised options (# and % of issued and outstanding shares)(1)(b)	Number of options remaining available for future issuance under equity compensation plans (c)	Number of common shares remaining available for future issuance upon exercise of outstanding options (# and % of issued and outstanding Shares)(1)
Stock Option Plan	4,294,005	4,294,005; 2.1%	16,337,424	16,337,424; 7.9%

Notes:

1.	Based on a total of 206,314,294 issued and outstanding Shares on a non-diluted basis as of March 17, 2026.

Equity Compensation Plan Information

The information in the following table was current as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(1) (c)

Equity compensation plans approved by security holders	4,785,908	C$5.14	15,767,320(2)

Equity compensation plans not approved by security holders	n/a	n/a	n/a

Total	4,785,908	C$5.14	15,767,320(2)

Notes:

1.

The aggregate number of Shares available to be reserved for issuance under the Stock Option Plan, on a rolling basis, is 10% of the number of Shares outstanding less any Shares reserved pursuant to the Company’s other Share compensation arrangements, if any, at the time of reservation.

2.	Based on a total of 205,532,283 issued and outstanding Shares on a non-diluted basis as of December 31, 2025.

Burn Rate

The following table sets out the burn rate of the Stock Option Plan, as calculated in accordance with the TSX Company Manual, for the three most recently completed financial years:

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Year	Number of options granted under the plan	Annual burn rate (%)(1)

2025	2,593,426	1.38%

2024	2,875,700	1.82%

2023	1,778,931	1.30%

Notes:

1.	The burn rate is calculated by dividing the total number of Options granted that year by the weighted average number of outstanding Shares for the applicable fiscal year.

Compensation Discussion and Analysis

Overview of the Executive Compensation Program

The Company’s executive compensation program is designed to provide attractive, flexible and market-based compensation that is tied to performance, aligned with Shareholders’ interests and does not encourage excessive risk taking. To support this approach, the Company maintains a clawback policy and an anti-hedging policy and does not offer incentives or structures that, in the view of the Compensation Committee, are reasonably likely to encourage inappropriate or excessive risks.

The Company’s compensation program includes a mix of fixed and variable compensation, with both short-term and long-term performance components.

Component	Purpose	Key Features

Base Salary	Provides fixed compensation reflecting role, experience and responsibilities	Set in U.S. dollars and reviewed annually

Short-term incentive	Rewards annual performance	Annual cash bonus expressed as a percentage of salary paid

Long-term incentive	Aligns e xecutives with long-term Shareholder value creation and retention	For 2025, 50% PSUs and 50% Options; beginning in 2026, 50% PSUs, 25% Options and 25% RSUs

During 2025, the Company’s long-term incentive (“LTI”) program included a pay mix of 50% options and 50% PSUs. Beginning in 2026, the Company revised the LTI mix to 50% PSUs, 25% Options and 25% RSUs. The Board believes this revised structure provides a more balanced mix of performance alignment, retention value and pay predictability.

During 2025, the CEO’s at-risk compensation accounted for 78% of the CEO’s total compensation, and, on average, approximately 76% of the total compensation for the other NEOs. The Board believes this pay mix appropriately aligns executive compensation with Company performance and long-term shareholder value creation.

The Company does not provide a pension, retirement or defined contribution plan for its senior management team. Aris Mining provides change of control benefits to certain of its senior executives; however, all change of control agreements are “double-trigger”, requiring both a change of control event and an adverse role change of the executive’s employment within 12 months of the change of control. Additional information on each of these components of the executive compensation structure is discussed below.

The Board approves compensation for the CEO and the senior executive officers who report directly to the CEO, based on recommendations from the Compensation Committee. The Compensation Committee also reviews the risks associated with the Company’s compensation policies and practices and has not identified any risks arising from those policies and practices that are reasonably likely to have a material adverse effect on the Company. Aris Mining’s compensation program includes a balanced mix of fixed components, such as base salary, and variable, performance-based components, including annual bonuses and long-term incentives in the form of Options, RSUs and PSUs. This structure is designed to promote behaviors that support long-term value creation while limiting incentives that could encourage excessive risk-taking. The Compensation Committee, which consists of David Garofalo, Daniela Cambone and Gonzalo Hernández Jiménez, has the authority to retain independent advisors as it considers necessary to fulfill its responsibilities.

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Base Salary

Base salary is intended to reflect each employee’s responsibilities, experience, performance, and other relevant factors, while providing a fixed level of compensation. The Company generally sets base salaries in U.S. dollars to promote alignment with U.S. dollar gold sales revenue. Base salaries are reviewed annually in light of the Company’s growth, competitive market practices, individual performance and development, the Company’s performance, relative shareholder return and the Company’s ability to pay, and also serves as the basis for determining certain other elements of compensation and benefits.

The table below details the base annual salary for the current NEOs as at December 31, 2025 and December 31, 2024.

Name and position	2025 Base Salary (US$)	2024 Base Salary (US$)

Neil Woodyer Chief Executive Officer, Chair	750,000	750,000

Douglas Bowlby President	500,000	500,000

Cameron Paterson(1) Chief Financial Officer	425,000	N/A

Oliver Dachsel Senior Vice President, Capital Markets	425,000	425,000

Ashley Baker Chief Legal Officer	425,000	375,000

Richard Orazietti Former Chief Financial Officer	N/A	425,000

Notes:

1.	Mr. Paterson was appointed CFO of the Company on July 7, 2025.

Short-term Incentives – 2025 Annual Cash Bonus

Aris Mining rewards strong operational and financial performance that furthers the Company’s short-term objectives with an annual cash bonus program. The features of the program include:

•	the entire bonus amount being discretionary and performance based (no contractual minimum bonuses);

•	the determination of annual bonus amounts includes the assessment of multiple qualitative and quantitative factors related to both Company and personal performance;

•	annual bonuses are assessed and determined at the end of the fiscal period and calculated on a percentage of base salary basis; and

•	the annual bonus is paid in cash.

Aris Mining maintains a performance-driven compensation philosophy designed to align executive incentives with Company success and Shareholder value creation. For the 2025 annual bonus program, target awards were established for the NEOs as detailed in the table below, with target opportunities ranging from 150% to 200% of base salary.

Actual bonus payouts were determined based on a rigorous assessment of both Company-wide achievements and individual performance, ensuring that rewards are directly tied to results. The Compensation Committee and Board evaluate performance outcomes, leading to actual annual bonus awards of 100% of target for all NEOs for 2025.

Aris Mining maintains a performance-based compensation framework that is designed to drive high performance by providing substantial upside for outstanding results while maintaining a strong accountability mechanism. By linking executive rewards to corporate achievements, individual contributions, and broader strategic and operational considerations, Aris Mining reinforces a pay-for-performance culture that incentivizes sustained value creation.

In determining the actual annual bonus awards, the Compensation Committee and Board carefully considered the following corporate highlights, as well as other qualitative and quantitative factors, including market conditions, strategic priorities, and leadership effectiveness:4

•	Enhanced Health and Safety Performance: In 2025, lost time injuries decreased significantly, with a 39% reduction at Segovia and a 38% reduction at Marmato, compared to 2024.

[4]	See section entitled “Non-IFRS and Other Financial Measures”.

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•

Gold Production Growth: In 2025, Aris Mining produced 256,503 ounces (oz) of gold, exceeding the midpoint of annual guidance (230,000 to 275,000 oz) and representing a 22% increase over 2024 production of 210,995 oz.

•

Strong Operational Performance at Segovia: Segovia produced 227,762 oz in 2025, supported by improved milling throughput following the installation of a second ball mill in June 2025, strong average grades of 9.82 g/t, and gold recoveries of 96.1%.

•	Marmato Production Growth: Marmato produced 28,741 oz in 2025, a 23% increase over 2024, exceeding the annual guidance range of 20,000–25,000 oz.

•

Record Financial Performance: Aris Mining delivered record financial results in 2025, including gold revenue of $909 million, Adjusted EBITDA of $464 million, and Adjusted Net Earnings of $241 million ($1.28 per share), representing substantial increases over 2024 driven by higher production and stronger gold prices.

•

Strong Cash Generation and Financial Position: Operations generated $322 million of operating cash flow after sustaining capital and taxes, allowing the Company to fully fund growth investments while still generating $127 million in free cash flow. Cash increased to $392 million at year end, and net debt declined to $86 million, strengthening the Company’s balance sheet.

•

Strategic Growth Investments: During 2025, the Company invested approximately $196 million in growth and expansion capital, advancing key projects including the Segovia expansion and construction of the Marmato Bulk Mining Zone and carbon-in-pulp processing facility.

•	Advancement of Development Projects: The Company continued to advance its longer-term growth pipeline:

o	Completion of the Soto Norte Prefeasibility Study in September 2025, with environmental license submission expected in H1 2026.

o	Completion of the Toroparu Preliminary Economic Assessment in October 2025, with a prefeasibility study targeted for completion in H2 2026.

These accomplishments highlight Aris Mining’s continued execution of its growth strategy, operational discipline, and strong financial performance, positioning the Company to deliver sustained production growth and enhanced shareholder value.

Use of Adjusted Financial Metrics in Executive Compensation

Certain performance metrics used in determining executive compensation are non-IFRS financial measures, including Adjusted EBITDA and Adjusted Net Income. These measures are used by the Board and the Compensation Committee to evaluate operating performance and align management incentives with the Company’s strategic and operational objectives.

Adjusted EBITDA and Adjusted Net Income exclude items that management and the Board consider not reflective of underlying operating performance. Reconciliations of Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measures are provided below to facilitate transparency and comparability for shareholders.

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	Years ended,

	December 31, 2025	December 31, 2024

Earnings before Income tax[1]	207,091	79,330

Add back:

Depreciation and depletion[1]	52,931	34,150

Finance income[1]	(12,600)	(6,894)

Finance costs[1]	40,691	40,957

EBITDA	288,113	147,543

Add back:

Share-based compensation[1]	42,080	5,265

Income from associates[1]	—	2,884

Gain (loss) on financial instruments[1]	76,808	16,167

Loss on disposal of Juby Project[1]	3,200	—

Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	4,990	—

Other Income (expenses)[1]	10,033	3,369

Foreign exchange (gain) loss[1]	39,187	(12,122)

Adjusted EBITDA	464,411	163,106
1.	As presented in the Financial Statements and notes thereto for the respective periods

	Years ended,

($000s except shares amount)	December 31, 2025	December 31, 2024

Basic weighted average shares outstanding	188,584,731	157,727,394

Net Income (loss) attributable to Owners of the Company	78,345	24,582

Add back:

Share-based compensation[1]	42,080	5,265

(Income) loss from equity accounting in investee[1]	—	2,884

Loss on financial instruments[1]	76,808	16,167

Loss on disposal of Juby Project[1]	3,200	—

Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	4,990	—

Other (income) expense[1]	10,033	3,369

Loss on redemption of 2026 Senior Notes	—	11,463

Foreign exchange (gain) loss[1]	39,187	(12,122)

Income tax effect on adjustments	(13,715)	4,243

Adjusted net earnings	240,928	55,851

Per share – basic ($/share)	1.28	0.35

1. As presented in the Company’s audited financial statements for the years ended December 31, 2025 and 2024, and notes thereto for the respective periods

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The table below details the target and actual annual bonus awards for the current NEOs in 2025.

Name and position	2025 Target Annual Bonus(1)		2025 Actual Annual Bonus
	Target Bonus (% Salary)	Target Bonus (US$)	Actual Bonus (% of target)	Actual Bonus (US$)

Neil Woodyer Chief Executive Officer, Chair	200%	1,500,000	100%	1,500,000

Douglas Bowlby President	150%	750,000	100%	750,000

Cameron Paterson(2) Chief Financial Officer	150%	637,500	100%	637,500

Oliver Dachsel Senior Vice President, Capital Markets	150%	637,500	100%	637,500

Ashley Baker(3) Chief Legal Officer	150%	600,000	100%	600,000

Richard Orazietti Former Chief Financial Officer	N/A	N/A	N/A	N/A

Notes:

1.	Target annual bonus awards based on actual base salary received in 2025.
2.

Mr. Paterson was appointed Chief Financial Officer of the Company on July 7, 2025. Although he served only a portion of the 2025 fiscal year in this role, in accordance with his employment agreement, his target bonus percentage for 2025 would be calculated based on his full-year base salary.

3.	Ms. Baker’s target bonus was calculated based on base salary of US$400,000 received in 2025. Effective July 1, 2025, Ms. Baker’s base salary was increased to US$425,000.

Long-term Incentive Program – 2025 Awards

In 2025, the Company’s LTI program for its senior executive officers targeted a pay mix of 50% stock options and 50% PSUs. The mix of stock options and PSUs in the LTI pay mix was designed to create a more effective and performance driven LTI program, as compared to using only stock options or PSUs as the sole incentive.

The table below details the target and actual LTI awards for the current NEOs in 2025.

Name and position	2025 Target LTI Award(1)		2025 Value of Actual LTI Awards
	Target award (% Base salary)	Target amount (US$)	Options(2) (US$)	PSUs (US$)	Total award (US$)

Neil Woodyer Chief Executive Officer, Chair	150%	1,125,000	562,500	562,500	1,125,000

Douglas Bowlby President	150%	750,000	375,000	375,000	750,000

Cameron Paterson(3) Chief Financial Officer	150%	637,500	318,750	318,750	637,500

Oliver Dachsel Senior Vice President, Capital Markets	150%	637,500	318,750	318,750	637,500

Ashley Baker(4) Chief Legal Officer	100%	375,000	187,500	187,500	375,000

Richard Orazietti Former Chief Financial Officer	150%	637,500	159,375	159,375	318,750

Notes:

1.	Target LTI awards based on LTI targets and base salary as of January 2025.
2.

The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the year ended December 31, 2025.

3.	Mr. Paterson was appointed Chief Financial Officer of the Company on July 7, 2025.
4.	Effective July 1, 2025, Ms. Baker’s target LTI award was increased to 150% of her base salary.

Additional information on the LTI awards is provided below.

2025 Options

•	50% vesting at year one and 50% vesting at year two, with a three-year term to expiry.

PSUs

PSUs are granted annually and generally vest after three years, subject to applicable performance conditions. Historically, PSU awards have included a performance vesting multiplier ranging from 0% to 200%, based on the Company’s relative share price performance. While this structure was designed to strongly align executive compensation with shareholder returns, the Compensation Committee determined that significant volatility in gold equities and fluctuations in the Company’s share price following its formation could result in unintended or disproportionately high payout outcomes under the original vesting range.

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To address this issue and maintain stability in the Company’s multi-year incentive framework, the Compensation Committee implemented a one-time adjustment for the 2024 PSU grant cycle. Specifically, the performance factor for the 2024 PSU awards was fixed at 100%, making vesting solely time-based over the three-year vesting period. This temporary approach was intended to stabilize the aggregate PSU program across overlapping three-year vesting cycles and avoid outcomes that could be disproportionately influenced by short-term market volatility rather than underlying operational performance.

For 2025, performance-based vesting was reintroduced, but with a narrower performance multiplier range of 80% to 120%. The Compensation Committee believes this revised structure preserves alignment with shareholder returns while reducing the potential for extreme payout outcomes.

For the 2025 PSU grants, vesting is based on the Company’s relative cumulative three-year total shareholder return (“TSR”) compared with the S&P/TSX Global Gold Index over the performance period ending November 30, 2027.

2025 PSU Performance Vesting Table

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting Performance Factor (% of PSUs)

Underperformance	20% or more below index	80%

At Index	Matches index	100%

Market Leader	20% or more above index	120%

Note: If performance is between underperformance and market leader, vesting will be determined on a straight-line basis between 80% and 120% of target.

If the PSU Plan Resolution is not approved by Shareholders, the PSU Plan will remain in its current form and the Company will not be entitled to settle the PSUs through the issuance of Shares from treasury. In that case, the vesting amount will continue to include any additional PSUs credited as dividend equivalents, and vested PSUs will be settled in cash based on the five-day volume-weighted average trading price ended immediately before the last day of the performance period of the Shares, multiplied by the applicable performance factor.

Long-term Incentive Program – 2026 Awards

Beginning in 2026, the Company revised its LTI program for senior executive officers to a mix of 50% PSUs, 25% Options and 25% RSUs.

Under the revised structure, PSUs will remain the primary performance-based component of the LTI program. Stock Options continue to align executives with long-term Share price appreciation, while RSUs introduce a retention-oriented component that provides greater stability and predictability within the overall LTI program.

RSUs are notional share units whose value is linked to the value of the Shares without conferring shareholder rights. They are granted annually and vest in three equal instalments on December 31 of the grant year and each of the following two years. Vested RSUs are cash settled based on the five-day VWAP immediately preceding the applicable vesting date.

The Board believes this revised LTI structure provides a more balanced and competitive program by combining performance alignment, retention value and compensation stability. If the RSU Plan Resolution is not approved by Shareholders, the RSU Plan will remain in its current form and the Company will not be entitled to settle the RSUs through the issuance of Shares from treasury. In that case, vested RSUs will continue to be cash settled in accordance with the terms of the unamended plan.

2026 Options

•	50% vesting at year one and 50% vesting at year two, with a three-year term to expiry.

2026 PSUs

•

For the 2026 PSU grants, the performance factor is based on the relative cumulative three-year TSR compared to the S&P/TSX Global Gold Index (see the “2026 PSU Performance Vesting Table” below for performance vesting thresholds) over the performance period ending November 30, 2028.

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2026 PSU Performance Vesting Table

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting Performance Factor (% of PSUs)

Underperformance	20% or more below index	80%

At Index	Matches index	100%

Market Leader	20% or more above index	120%

Note: If performance is between underperformance and market leader, vesting will be determined on a straight-line basis between 80% and 120% of target.

2026 RSUs

•	For the 2026 RSU grants, vesting occurs as follows:
o	1/3 on December 31, 2026;
o	1/3 on December 31, 2027; and
o	1/3 on December 31, 2028.

Clawback Policy

The Board has adopted a clawback policy that applies to all incentive-based compensation received by executive officers and other persons in charge of a principal business unit or who performs a significant policy-making function for the Company. The policy provides for the full or partial recoupment of performance-based compensation awarded, earned or paid to any such person subsequent to any required accounting restatement due to material non-compliance of the Company with any financial reporting requirement under securities laws, other than restatements that are not caused by non-compliance with financial reporting requirements.

For the purposes of this policy, incentive-based compensation includes any cash or equity compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information, including non-GAAP measures, stock price and total shareholder return.

Anti-Hedging

Aris Mining’s Corporate Disclosure, Social Media and Trading Policy prohibits directors, officers and employees from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by a director, officer or employee. See “Report on Corporate Governance – Ethical Business Conduct” for more information.

Other Compensation

Aris Mining has an extended health and travel benefits program that is available to all Canadian employees. Internationally based employees and consultants are eligible for certain health and travel insurance programs. No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior executive team and none are proposed at this time.

The Company generally prefers a transparent compensation structure with limited perquisites. For a limited number of site-based personnel, additional benefits may include a housing allowance or access to a car with a driver.

Share Ownership – Senior Executive Officers

The Board believes its senior executive officers should achieve and maintain meaningful share ownership to align their interests with those of the Shareholders. Generally, each senior executive officer has four years from the start of employment to achieve the applicable minimum share ownership requirement. Ownership for this purpose is based upon the market value of Shares and unvested share units, but excludes Options.

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The following table sets out the equity holdings of the current NEOs as of December 31, 2025, together with their market value and a comparison of actual ownership to the applicable Share ownership guideline.

Name and position	Base Salary (US$)	Total number of Shares (#)	Total number of PSUs (#)(1)	Market value of total ownership (US$)(2)	Actual Multiple of Market value to Base Salary	Target Multiple of Market value to Base Salary	Minimum Share Ownership Achieved?
Neil Woodyer Chief Executive Officer, Chair	750,000	3,584,959	348,667	63,886,265	85.2x	4.0x	Achieved
Douglas Bowlby President	500,000	325,850	232,444	9,067,288	18.1x	2.0x	Achieved
Cameron Paterson Chief Financial Officer	425,000	Nil	47,065	764,386	1.8x	2.0x	Not yet achieved(3)
Oliver Dachsel Senior Vice President, Capital Markets	425,000	103,500	148,512	4,092,943	9.6x	2.0x	Achieved
Ashley Baker Chief Legal Officer	425,000	40,700	116,222	2,548,580	6.0x	2.0x	Achieved
Notes:
1.	Excludes PSUs vested on December 31, 2025.
2.

The value of Shares, PSUs and RSUs are based on the closing price of the Shares on the TSX on December 31, 2025 of C$22.26 converted to U.S. dollars using an exchange rate of C$1.3706 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2025, and the value of the PSUs were calculated assuming a performance factor of 100% (please see “Compensation Discussion and Analysis – Overview of the Executive Compensation Program”).

3.	Mr. Paterson was appointed CFO of the Company on July 7, 2025, and accordingly has until July 2029 to meet the minimum Share ownership requirement.

Performance Graph

Chart 1 compares the total cumulative total shareholder return for $100 invested in the Shares with the cumulative shareholder return of the S&P/TSX Composite and S&P/TSX Global Gold (TTGD) Indexes for the five-year period commencing on January 1, 2021 and ending on December 31, 2025.

Chart 1: Five-year cumulative shareholder return – January 1, 2021 to December 31, 2025

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Chart 2 compares the cumulative total shareholder return for Aris Mining from September 26, 2022, being the date of the combination of Aris Gold Corporation and GCM Mining Corp. and the appointment of the current management team, to December 31, 2025, against the same market indices. During that period, Aris Mining materially outperformed both the gold-mining sector market index and the broader TSX market index.

Chart 2: Aris Mining cumulative shareholder return – September 26, 2022 to December 31, 2025

A significant portion of executive compensation is delivered through long-term incentives. These awards are intended to be competitive and forward-looking and are not granted solely to reward prior-year performance. In determining compensation for the NEOs, the Compensation Committee considers a number of factors, including share performance.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with certain of the senior executive officers. Under the terms of the executive employment agreements, each executive has made commitments in favour of the Company, including non-competition, non-solicit and minimum share ownership covenants and minimum notice periods in the event of the executive’s resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of the Company and to participate in the dental, medical and other benefit plans as may be offered by the Company to senior officers from time to time.

The following table provides a summary of the material provisions of the executive employment agreements of the current NEOs if such agreements are terminated.

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Name and position	Notice period	Severance on termination without Cause	Termination within 12 months of a Change of Control(1)	Benefits	Treatment of Options(2)	Treatment of PSUs and RSUs

Neil Woodyer Chief Executive Officer, Chair	6 months	2.0x salary 2.0x bonus	2.5x salary 2.5x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Douglas Bowlby President	3 months	1.5x salary 1.5x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Cameron Paterson Chief Financial Officer	3 months	1.5x salary	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Oliver Dachsel Senior Vice President, Capital Markets	3 months	1.5x salary	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Ashley Baker Chief Legal Officer	3 months	1.5x salary	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting
1.

All change of control provisions in the executive employment agreements are “double-trigger”, requiring both a change of control event and an adverse role change of the executive’s employment within 12 months of the change of control event. Following an adverse role change and upon request from the Company, the executive is required to devote up to 50% of their working time and attention for a period of up to three months to assist the Company with post-closing integration in consideration for the continued payment of the executive’s base salary.

2.	Treatment upon termination without cause and termination within 12 months of a change of control.

The following table sets out the estimated severance payable related to salary and bonus entitlements assuming a NEO had been terminated effective on December 31, 2025.

Estimated Severance Payout (US$)
Name and position	Resignation	Termination with Cause	Termination without Cause	Termination within 12 months of a Change of Control
Neil Woodyer Chief Executive Officer, Chair	Nil	Nil	4,500,000	5,625,000
Douglas Bowlby President	Nil	Nil	1,875,000	2,500,000
Cameron Paterson Chief Financial Officer	Nil	Nil	637,500	2,125,000
Oliver Dachsel Senior Vice President, Capital Markets	Nil	Nil	637,500	2,125,000
Ashley Baker Chief Legal Officer	Nil	Nil	637,500	2,125,000

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In addition to the above, the NEOs are entitled to termination benefits from the accelerated vesting of their Options, PSUs and RSUs. For Neil Woodyer, Douglas Bowlby, Cameron Paterson, Oliver Dachsel and Ashley Baker the estimated value of such accelerated vesting, is $14.7 million; $9.8 million; $2.0 million; $6.6 million and $4.9 million, respectively, assuming that the NEO had been terminated effective December 31, 2025. Option values have been calculated assuming that the NEO exercises all their in-the-money options which have their vesting accelerated on December 31, 2025, using the closing price of the Shares on the TSX on December 31, 2025 of C$22.26, less the applicable exercise price of the outstanding options. PSU values have been calculated by multiplying the number of PSUs held on December 31, 2025, by the closing price of the Shares on the TSX on December 31, 2025 of C$22.26. For the purposes of this calculation, the value of the PSUs has been calculated assuming a performance factor of 100%. Amounts have been converted into US$ using an exchange rate of C$1.3706 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2025.

On June 1, 2025, Mr. Orazietti ceased to serve as Chief Financial Officer of the Company, thereby becoming entitled to certain payments and benefits under his executive employment agreement. Pursuant to this entitlement, Mr. Orazietti received $637,500 in cash, and the accelerated vesting of his outstanding Options and PSUs valued at $1.5 million. Option values have been calculated assuming that Mr. Orazietti exercised all of his in-the-money Options which had their vesting accelerated on June 1, 2025, using the closing price of the Shares on the TSX on May 30, 2025 of C$8.97, less the applicable exercise price of the outstanding Options. PSU values have been calculated in accordance with their actual paid amount. Amounts have been converted into US$ using an exchange rate of C$1.3758 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on May 30, 2025.

Report on Corporate Governance

Overview

Aris Mining, its Board and management are committed to implementing best practices in corporate governance and transparency. The Board is responsible for the overall corporate governance of the Company and regularly monitors and seeks to improve the Company’s corporate governance practices through the evaluation of regulatory developments and the practices of Aris Mining’s peer companies. Aris Mining, its Board and its management recognize the integral role of strong corporate governance practices in ensuring the Company is effectively managed with a view to achieving its strategic and risk oversight objectives and protecting its employees, Shareholders and other stakeholders.

The Board carries out its mandate and exercises its duties directly and through its committees. The Board has four standing committees:

•	Audit Committee;

•	Corporate Governance and Nominating Committee;

•	Sustainability Committee; and

•	Compensation Committee.

The full text of Aris Mining’s corporate governance policies and charters for each committee are available on the Company’s website at

www.aris-mining.com.

Board of Directors

The Board is and will be comprised of eight directors, five of whom are independent pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, being Messrs. Garofalo, Hernández and Arce and Mses. Cambone and Baptiste, making a majority of the members of the Board independent. The following directors are not independent: Mr. Woodyer, as Chief Executive Officer of the Company, Ms. de Greiff, as the Company’s sustainability advisor and Mr. Roux, former technical consultant to the Company.

Mr. Roux is not considered independent under NI 58-101 due to compensation received within the past three years pursuant to a technical consulting arrangement with the Company. That arrangement was terminated effective March 24, 2026. Following such termination, Mr. Roux has no ongoing consulting, advisory or other compensated service relationship with the Company or any of its subsidiaries, other than in his capacity as a director, and receives only the standard compensation payable to non-employee directors.

The responsibilities of the Board and management to act with due care in the best interests of Aris Mining are well defined by law and both management and the Board recognize their respective duties and obligations as outlined in the Board Mandate and position descriptions. The independent directors meet in the absence of non-independent directors and members of

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management at each Board meeting. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Corporate objectives are reviewed by the Board from time to time throughout the year. The Board has the mandate to set the strategic direction of Aris Mining and to oversee its implementation by management. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for several areas, including:

•	reviewing and approving Aris Mining’s strategic, business and capital plans;

•	reviewing and evaluating the principal risks facing the Company and ensuring systems are in place to manage such risks;

•	adopting and monitoring compliance with the Company’s corporate governance guidelines and policies and the Company’s internal control and management information systems; and

•	developing and approving, together with the CEO, the corporate objectives that the CEO is responsible for meeting.

Decisions regarding the ongoing day-to-day management of the Company are made by management of Aris Mining. The Board meets regularly to review the business operations and financial statements of Aris Mining and also discharges, in part, its responsibility through the Audit Committee and the Corporate Governance and Nominating Committee. The frequency of the meetings of the Board, as well as the nature of agenda items, change depending upon the state of Aris Mining’s affairs and in light of opportunities that arise or risks which Aris Mining faces. In each fiscal year, Aris Mining holds meetings of the Board at least once per fiscal quarter. In addition to its regular meetings, the Board also participates in offsite sessions from time to time, including visits to the Company’s operations in Colombia, in order to support the Board’s oversight of the business and strategic planning. These offsite sessions include presentations from management regarding operations, development, capital markets and related strategy. When business requires that a Board meeting cannot be called within a reasonable time, or the item of business does not require comprehensive discussion, decisions are made by written resolution signed by all directors.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by Aris Mining are appropriate, the directors receive and comment on periodic reports from management as to Aris Mining’s assessment and management of such risks. The Board regularly monitors the financial performance of Aris Mining, including receiving and reviewing periodic management reports. The Board, directly and through its Audit Committee, assesses the integrity of Aris Mining’s internal control and management information systems.

The independent directors of Aris Mining meet on a regular basis as often as necessary to fulfill their responsibilities, including at least four times annually in an in-camera session without the presence of non-independent directors and management. During the financial year ended December 31, 2025, the independent directors of Aris Mining met five times, being at each Board meeting, without the presence of non-independent directors and management. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

By using the corporate policies and guidelines of various committees, the Board seeks to foster an environment of strength and integrity in order to oversee and lead Aris Mining’s strategic direction with specific assistance from its independent members.

The attendance record for all board meetings held during the financial year ended December 31, 2025 and all directorships with other public entities for each of the Company’s directors are set forth herein.

Position Descriptions

The Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached hereto as Schedule “A” to this Circular.

In order to delineate the roles and responsibilities of the Chair of the Board, the Lead Independent Director, and the Chief Executive Officer, the Board has adopted written position descriptions for each of these positions.

Currently, the Chair of the Board, Mr. Woodyer, is a non-independent director. Mr. Woodyer’s responsibilities as a non-independent Chair of the Board include, but are not limited to: (i) providing overall leadership to the Board; (ii) fostering ethical and responsible decision making; (iii) ensuring the Board meets according to its regular schedule and otherwise as required as well as chairing such meetings and preparing the agenda for each such meeting; (iv) working with the chairs of each committee of the Board to ensure the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees; and (v) ensuring the Board works in an open and productive manner with senior executives of the

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Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

The current Lead Independent Director, Mr. Garofalo, is an independent director. Mr. Garofalo’s responsibilities as Lead Independent Director include, but are not limited to: (i) facilitating the effective functioning of the Board independently of management and reinforcing the separation between the Board’s oversight responsibilities and management’s execution of the Company’s strategy; (ii) serving as the Board’s independent leader and acting as the primary liaison for the independent directors, including communicating the perspectives of the independent directors to the Board and management; (iii) working with the Chair of the Board to enhance the effectiveness of the Board, including assisting in establishing Board priorities and agendas; (iv) chairing meetings of the independent directors, including in-camera sessions, and chairing Board meetings in the absence of, or where the Chair is conflicted; (v) fostering open discussion and effective participation among directors and ensuring that the Board and its committees receive accurate, timely and relevant information to support their work; (vi) consulting with independent directors and representing their views to the Board and management, as appropriate; (vii) coordinating with committee chairs and supporting the Corporate Governance and Nominating Committee in identifying and assessing potential candidates for nomination to the Board; and (viii) performing such other duties and responsibilities as the Board may request from time to time.

Subject to the oversight of the Board, the responsibilities of the Chief Executive Officer include, among other things: (i) providing overall leadership to manage the Company in the best interests of the Company as a whole as well as providing leadership, in conjunction with the Board, in establishing the Company’s strategic direction, annual corporate plans and budgets; (ii) fostering ethical and responsible decision making by management; (iii) ensuring the development of a strategic plan for the Company that is in the best interests of the Company, recommending the plan to the Board for consideration and implementing such plan; (iv) managing the day-to-day business and affairs of the Company; and (v) implementing and reviewing all policies adopted by the Board to ensure maintenance of high standards of business conduct and ethics, as well as full compliance with all applicable laws, rules and regulations and corporate reporting and disclosure requirements.

The Board also adopted a written position description of the chair of each committee of the Company. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, facilitate the operations and deliberations of that committee, and oversee the satisfaction of that committee’s functions and responsibilities under its mandate.

Orientation and Continuing Education

Aris Mining has established a formal orientation and education program for new Board members whereby the Company ensures that new directors are familiar with the Company and its business. New directors are provided with an in-person, comprehensive overview of the Company’s business, including its corporate and organizational structure, a summary of its decision-making policies and processes, as well as the Company’s corporate governance and human resources documents, policies and procedures. The Corporate Governance and Nominating Committee ensures every director possesses the capabilities, expertise, availability and knowledge required to fill their position adequately. From time to time, Aris Mining arranges on-site tours of its operations for its directors.

The Corporate Governance and Nominating Committee also ensures all new directors fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources Aris Mining expects from its directors). All new directors are expected to understand the nature and operation of the business.

While Aris Mining has not established a formal education program for Board Members, the Corporate Governance and Nominating Committee provides continuing education opportunities for all directors, so individuals may maintain or enhance their skills and abilities as directors, and to ensure their knowledge and understanding of Aris Mining’s business remains current.

Aris Mining provides each director and senior executive officer of the Company with a membership to the Institute of Corporate Directors (the “ICD”). The ICD offers highly regarded professional development programs that provide value-added education and learning opportunities to help directors and senior executive officers perform their roles more effectively. Aris Mining encourages its directors and senior executive officers to take advantage of the continuing education programs offered by the ICD.

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Ethical Business Conduct

The Board has adopted a written Business Conduct and Ethics Policy (the “Ethics Policy”) for its directors, officers, employees and consultants, a copy of which is given to each new director at the time of appointment and is available on the Company’s website at www.aris-mining.com. The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflicts of interest issues as contemplated by the Ethics Policy and reviewing and reassessing the adequacy of the Ethics Policy annually and recommending changes to the Board.

The Ethics Policy is intended to: promote honest and ethical conduct and manage conflicts that may arise; promote full, fair, accurate, timely and understandable disclosure to the public, including Aris Mining’s periodic reports required to be filed with the Canadian securities regulatory authorities; facilitate the safe and efficient use of company assets and artificial-intelligence systems; promote compliance with applicable governmental rules and regulations; provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues; provide a mechanism to report unethical conduct; and help foster a culture of honesty and accountability.

Certain of Aris Mining’s directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. A director who is in a position where his or her private interests conflict with the interests of Aris Mining or may have an adverse effect on the director’s motivation or the proper performance of his or her job must notify the Chair of the Corporate Governance and Nominating Committee of the existence of an actual or potential conflict of interest. In the event that such a conflict of interest arises at a meeting of the Board, the director who has such a conflict is obligated to disclose the interest and to refrain from discussing and from voting for or against the approval of such matter. Any director who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect of same if the interest is material as required by the Business Corporations Act (British Columbia).

In considering related party transactions, the Board, and management, if applicable, will assess the materiality of related party transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction. Company officers and employees are similarly required to disclose all actual or potential conflicts of interest and to protect the Company’s confidential information and business opportunities.

To ensure conflicts of interest are dealt with appropriately, directors that are conflicted will always refrain from discussing and voting on those matters. Individual directors and committees may, in appropriate circumstances, engage independent professional advice at the expense of the Company. The Board and the Board Committees also have access to senior management, although contact is usually in the context of committee responsibilities.

Related party transactions in the normal course of business are subject to the same processes and controls as other transactions; that is, they are subject to standard approval procedures and management oversight but will also be considered by management for reasonability against fair value determined on an arm’s length basis. Related party transactions that are found to be material are subject to review and approval by the Company’s Audit Committee, which is comprised of independent directors.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure, Social Media and Trading Policy to set guidelines for the Company and its directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

The Board has adopted an Anti-Bribery and Anti-Corruption Policy to provide a procedure to ensure the Company, together with its directors, officers, employees, consultants and contractors, conducts its business in an honest and ethical manner reflecting the highest standards of integrity and in compliance with all relevant laws and regulations applicable to it and in compliance with anti-corruption legislation applicable to the Company and its subsidiaries.

The Board has adopted a Whistleblower Policy to ensure a confidential and anonymous process exists whereby persons can report any concerns related to compliance with all applicable laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against stakeholders of the Company. The Board promotes an environment of ethical behavior by encouraging directors, officers and employees to report any violations of the policy. Aris Mining also engaged an independent corporate whistleblower service to provide a secure and confidential

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platform for concerned persons (including employees and contractors) to raise issues they believe may have a legal, ethical or compliance impact on the Company, its employees or stakeholders.

The Board has adopted an Anti-Discrimination Policy to facilitate an environment that is free from unlawful discrimination and harassment. The Anti-Discrimination Policy is designed to ensure that all employees, volunteers and members are entitled to an environment where they are treated with respect and dignity and have equal opportunity to fully contribute. All individuals within the organization are required to conduct themselves in a professional and appropriate manner and to refrain from engaging in discrimination or harassment.

The Board has also adopted a Human Rights Declaration, reiterating its commitment to the promotion and protection of, and respect for, human rights, and its Supplier Code of Conduct, to provide more detailed guidance as to standards of conduct the Company expects from its suppliers.

The Corporate Disclosure, Social Media and Trading Policy, Anti-Bribery and Anti-Corruption Policy, Whistleblower Policy, Anti-Discrimination Policy, Human Rights Declaration and Supplier Code of Conduct are all available on the Company’s website at www.aris-mining.com, to encourage and promote a culture of ethical business conduct as described above.

Board Oversight of Cybersecurity and Information Security

The Board oversees the Company’s approach to cybersecurity and information security as part of its broader responsibility for risk management and internal controls. Oversight of cybersecurity risks is primarily delegated to the Audit Committee, which monitors the effectiveness of the Company’s internal control framework, including controls related to financial reporting and information technology systems.

Cybersecurity considerations form part of the Company’s internal control over financial reporting (ICFR) framework supporting the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The Company maintains policies, procedures and system controls designed to protect the integrity, availability and confidentiality of financial and operational data. These controls are integrated into the Company’s financial reporting processes and are subject to periodic review and testing as part of the Company’s internal control assessment and compliance processes.

Management regularly reports to the Audit Committee on cybersecurity risks, controls and mitigation activities, including matters relating to information technology governance, system access controls, data protection and incident response procedures. The Audit Committee reviews these reports in the context of the Company’s broader internal control environment and compliance obligations, including those associated with the Company’s Sarbanes-Oxley (SOX) compliance framework and disclosure controls and procedures.

Through these processes, the Board seeks to ensure that cybersecurity and information technology risks are appropriately identified, managed and incorporated into the Company’s overall risk management and financial reporting control environment.

Nomination of Directors

The Board has the ultimate responsibility for the appointment, nomination and assessment of directors, but it performs this function with the assistance of the Corporate Governance and Nominating Committee. The Board believes this is a practical approach at this stage of Aris Mining’s development. While there are no specific criteria for Board membership, Aris Mining attempts to attract and maintain directors with a wealth of business knowledge and particular knowledge of Aris Mining’s industry, jurisdiction of operations, or other industries which provide knowledge, or which would assist in guiding the officers of Aris Mining. As such, and in order to encourage an objective nomination process, nominations tend to be the result of recruitment efforts by management of Aris Mining and members of the Corporate Governance and Nominating Committee but are subject to informal discussions among the directors prior to the consideration by the Board as a whole of the nominated director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is a committee of the Board, which is comprised of a minimum of three directors, all of whom must be independent directors. The current members of the Corporate Governance and Nominating Committee are Mr. Hernández (Chair), Ms. Cambone, and Ms. Baptiste.

The Board has adopted a Corporate Governance and Nominating Committee Charter, which is available on the Company’s website at www.aris-mining.com.

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The responsibility of the Corporate Governance and Nominating Committee is to monitor the governance of the Board including the size, structure and membership of the Board and Board committees.

Specifically, the Corporate Governance and Nominating Committee’s responsibilities include:

•	developing and overseeing corporate governance policies and practices and strategic corporate policies;

•

periodically reviewing the composition of the full Board and the various committees to determine whether additional Board or committee members with specific qualifications or areas of expertise are needed to further enhance the composition of the Board and committees and working with other Board members in attracting candidates with these qualifications;

•

identifying and reviewing the qualifications of prospective nominees for director and recommending the slate of nominees for inclusion in the Company’s information circular and presentation to the Shareholders at the Meeting; and

•	recommending Board members for appointment to committees of the Board.

The Corporate Governance and Nominating Committee, subject to applicable laws and obligations and the Company’s constating documents, is also responsible for: developing and monitoring the effectiveness of the Company’s system of corporate governance; developing and implement orientation procedures for new directors; assessing the effectiveness of directors, the Board and the various committees of the Board; ensuring appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees.

Assessments

The Corporate Governance and Nominating Committee is responsible for implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors. The Corporate Governance and Nominating Committee monitors the performance of the Board and its committees, and considers whether the current mix of directors’ skills, expertise and experience is best suited to achieve the strategic goals of the Company and carrying out the mandate of the Board.

The Board believes a broad range of skills and expertise is necessary for the Board to discharge its responsibilities. Specific skills and expertise must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The Corporate Governance and Nominating Committee uses the skills matrix to assess the strengths and adequacy of the composition of the existing Board, as well as assisting with the recruitment process for new directors. The Corporate Governance and Nominating Committee has determined that there are currently no gaps in the necessary skills for effective board oversight.

The following skill matrix outlines the experience and backgrounds of, but not necessarily the technical expertise of, the director nominees based on information provided by such individuals.

BOARD EXPERIENCE
Board experience	x	x	x	x	x	x	x	x
Audit committee experience	x	x	x	x	x	x
Sustainability committee experience		x	x	x	x	x	x	x
Compensation committee experience	x	x		x	x	x
Governance & Nominating committee experience	x		x	x	x	x
BUSINESS EXPERIENCE
Senior Executive Experience	x	x	x	x	x	x		x
Mineral exploration—experience in and understanding of mineral exploration activities	x			x	x	x		x
Mining operations—experience in and understanding of mining operations	x			x	x	x		x
Mining projects—experience in the planning and oversight of mining projects from development, planning, scheduling, contract administration and construction management	x			x		x		x
M&A Strategy & Execution—experience in developing M&A strategy, and negotiating and execution of M&A transactions	x	x	x	x	x	x
Capital markets—experience or understanding of the debt and equity markets and the use of debt and or equity as part of corporate financing strategy	x	x		x	x	x

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Finance/Accounting—understanding of financial reporting, internal controls and procedures and disclosure controls and procedures	x	x		x	x	x		x
Sustainability—experience with government and regulatory affairs, and understanding risks associated with and leadership experience in, health, safety, environment and community matters in the extractive sector	x	x		x	x	x	x	x
Governance & Risk Management—experience with the development and application of robust governance philosophies, guidelines and policies within an organization operating in the extractive sector	x	x		x	x	x		x
Communications, Investor and Public Relations—experience with the development and application of effective stakeholder communications and investor and public relations strategy	x	x	x	x		x	x
Multi-jurisdictional Business Experience—experience with business dealings in multiple countries, including with respect to government relations and regulatory affairs and managing different country-specific opportunities and risks	x	x	x	x	x	x		x
Human Resources and Executive Compensation—experience in and understanding of human resources needs and executive compensation strategies in the extractive industry and risks associated with the same	x	x	x	x	x	x		x

The Corporate Governance and Nominating Committee also has a formal process for assessing Board and committee performance and the contribution of individual directors every year. The Corporate Governance and Nominating Committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the Board.

The process includes director and committee questionnaires, and also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the Board.

The Chair of the Corporate Governance and Nominating Committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

Director Term Limits and Other Mechanisms of Board Renewal

The Board believes the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal and fresh perspectives. Pursuant to the Board’s mandate, directors are eligible to serve a maximum of 10 years on the Board, provided however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a director’s initial 10-year term limit by up to an additional three to five years if the director has received positive annual performance assessments and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material. The 10-year term limit for each of the Company’s current directors, other than Mses. de Greiff and Baptiste and Messrs. Hernández and Arce, commenced on September 26, 2022; Ms. de Greiff’s 10-year term limit commenced on October 1, 2022, when she was appointed to the Board, Ms. Baptiste’s 10-year term limit commenced on October 29, 2025, when she was appointed to the Board, and Messrs. Hernández and Arce’s 10-year term limits commenced on February 14, 2024, when they were appointed to the Board. The Board and the Corporate Governance and Nominating Committee continually review a director’s effectiveness and their mix of skills and expertise. This approach enables Aris Mining to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Company and its Shareholders.

Compensation Committee

The Board established a Compensation Committee and adopted the Compensation Committee Charter (the “Compensation Committee Charter”) on September 26, 2022. The role of the Compensation Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to assist the Board in its oversight responsibilities with respect to compensation of its directors and senior executive officers. The Compensation Committee’s key duties and responsibilities include:

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•	to keep abreast of current developments in board and executive compensation in companies engaged in similar industries;

•

to recommend to the Board, from time to time, the remuneration to be paid by the Company to directors which may include annual Board and committee retainers, meeting fees, security-based compensation and other benefits conferred upon the Board;

•

to oversee the activities of senior executive officers responsible for administering the Company’s incentive compensation plans and equity-based plans, and discharge any responsibilities imposed on the Committee by any of these plans;

•

to determine and establish with the Board and the CEO a broad compensation and benefits structure for the Company’s employees (the “Employee Compensation Structure”). The Employee Compensation Structure will address employment terms and agreements and will include components of base salary, bonus and incentive-based compensation, deferred compensation, and share-based compensation together with other benefits and perquisites. The objectives of such Employee Compensation Structure as they relate to senior executive compensation shall be to ensure the Company’s senior executive officers are appropriately rewarded for their contribution, are aligned with the Company’s shareholders and incentivized properly to continue to perform and achieve the corporate goals and objectives without exposing the Company to inappropriate or excessive risk;

•

to oversee the identification, consideration and management of risks associated with the Company’s compensation philosophy and programs including: (i) the role of the Committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Company; and

•

to at least annually, within the terms of the established Employee Compensation Structure, review the corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board.

The Compensation Committee must consist of at least three directors, all of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Compensation Committee are appointed from time to time by the Board. Proposed members of the Compensation Committee should have the experience and skills relevant to the mandate of the Compensation Committee. The current members of the Compensation Committee are Messrs. Garofalo (Chair), and Hernández and Ms. Cambone, each of whom is considered independent under applicable Canadian securities laws and stock exchange rules and each of whom has direct experience relevant to their responsibilities overseeing executive compensation matters.

The responsibilities, powers and operations of the Compensation Committee are set out in the Compensation Committee Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Mining by email at corporatesecretary@aris-mining.com or on Aris Mining’s website at www.aris-mining.com.

Other Committees

Audit Committee and Charter

The text of the Charter of the Audit Committee (the “Audit Committee Charter”) and other disclosure with respect to Aris Mining’s Audit Committee required pursuant to Form 52-110F1 – Audit Committees is provided in “Item 17 – Audit Committee Information” and “Appendix “A” – Audit Committee Charter” of the Annual Information Form. Copies of the Annual Information Form can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. The Audit Committee Charter and Annual Information Form are also available on the Company’s website at www.aris-mining.com. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com.

Sustainability Committee

The Board established a Sustainability Committee and adopted the Sustainability Committee Charter (the “Sustainability Charter”) on September 26, 2022. The role of the Sustainability Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to assist the Board in its oversight responsibilities with respect to the establishment and

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monitoring of the Company’s health and safety, environment, community relations, social investment and other public policy matters (“Sustainability Matters”) and the establishment and monitoring of governance policies, including the Business Conduct and Ethics Policy. The Sustainability Committee’s mandate is to monitor the Company’s overall approach to Sustainability Matters including:

•	ensuring the Company complies in all material respects with applicable laws and regulations in the countries in which it operates;

•	ensuring the Company identifies, mitigates and monitors risks to workers, the environment and communities;

•	ensuring the Company continually improves through corrective actions following regular assessments and audits and investigative analysis of incidents;

•	monitoring developments relating to, and improving the Company’s understanding of Sustainability Matters;

•	setting the Company’s general strategy relating to Sustainability Matters; and

•

ensuring the Company commits to conducting its activities with respect to the environment, social and governance matters with the guidance of the United Nations Guiding Principles on Business and Human Rights, the United Nations Sustainable Development Goals and internationally recognized best practices.

The Sustainability Committee must consist of at least three directors, a majority of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Sustainability Committee are appointed from time to time by the Board. Proposed members of the Sustainability Committee should have the experience and skills relevant to the mandate of the Sustainability Committee. The current members of the Sustainability Committee are Mses. de Greiff (Chair) and Baptiste, and Messrs. Roux and Arce, of whom Mr. Arce and Ms. Baptiste are considered independent under applicable Canadian securities laws and stock exchange rules.

The responsibilities, powers and operations of the Sustainability Committee are set out in the Sustainability Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Mining by email at corporatesecretary@aris-mining.com or on Aris Mining’s website at www.aris-mining.com.

Diversity

Aris Mining is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. Aris Mining’s objectives, as outlined in the Diversity Policy, include providing a work environment that is free of discrimination, bias and harassment, including based on gender. Aris Mining is fully committed to increasing diversity on the Board over time.

While Aris Mining has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time, it is important to note, however, that when identifying new candidates for nomination to the Board or to appoint as executive officers, the Corporate Governance and Nominating Committee takes into account a broad variety of factors it considers appropriate, including the judgment, skill, integrity, reputation and experience, both in business and otherwise, of the candidate and the number of other boards or other organizations with which the candidate is involved, and with due consideration given to diversity of gender, sexual orientation, age, race, ethnicity, nationality and cultural background and other factors as the Corporate Governance and Nominating Committee sees fit. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director and executive officer candidates. In identifying and nominating Brigitte Baptiste, Daniela Cambone and Mónica de Greiff as directors and appointing Ashley Baker as Chief Legal Officer, Pamela De Mark as SVP, Geology and Exploration, and Giovanna Romero as SVP, Corporate Affairs and Sustainability, the Corporate Governance and Nominating Committee considered gender, but also their strong abilities with regard to the broad variety of factors listed above.

Aris Mining considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity. Aris Mining also encourages female candidates to apply for vacant positions and is an equal opportunity employer. However, the priority of Aris Mining in recruiting new candidates is ensuring individuals bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

Aris Mining does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Aris Mining considers appropriate and it is

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ultimately the skills, judgement, experience and qualifications of the individual that are most important in assessing the value that the individual could bring to the Company. As of the date of this Circular, three out of eight directors standing for election at the Meeting (38%) and three out of ten members of the executive team (30%) are women.

Indebtedness of Directors and Executive Officers

No current or former executive officer, director or employee of the Company or any of its subsidiaries or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that has provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Interests of Informed Persons in Material Transactions

Other than as set forth under the section entitled “Interests of Management and Others in Material Transactions” in the Annual Information Form, and which section is incorporated by reference into this Circular, no informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction involving Aris Mining since the commencement of the Company’s most recently completed financial year or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company. Copies of the Annual Information Form can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com.

Interest of Certain Persons or Companies in Matters to be Acted upon

No director or executive officer of Aris Mining at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Circular and except for any interest arising from the ownership of Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Shares in the capital of the Company. Each director and executive officer of Aris Mining is eligible to be granted RSUs pursuant to the RSU Plan, subject to applicable limits on non-executive directors, and each executive officer is eligible to be granted PSUs pursuant to the PSU Plan and Options pursuant to the Stock Option Plan, and accordingly may have an interest in the approval of the unallocated entitlements under the Stock Option Plan, the RSU Plan and the PSU Plan.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company.

Additional Information

Additional information relating to Aris Mining is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Financial information is provided in the Company’s audited annual financial statements and MD&A for the financial year ended December 31, 2025. Copies of the Company’s financial statements and MD&A may be obtained free of charge by contacting the Company’s Corporate Secretary by email at corporatesecretary@aris-mining.com. Copies of such documents will be provided to Shareholders free of charge. Shareholders may request copies of the annual audited financial statements and MD&A and/or interim financial statements and MD&A for future periods by marking the appropriate box on the annual return card included with this Circular and returning the card as instructed therein.

Non-IFRS and Other Financial Measures

This Circular contains certain specified financial measures within the meaning of National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure, including non-GAAP financial measures such as Adjusted EBITDA, adjusted net earnings, EBITDA, free cash flow and operating cash flow after sustaining capital and taxes; non-GAAP ratios such as net debt, adjusted net earnings per share, cash costs per ounce sold and all-in sustaining costs per ounce sold.

These measures do not have standardized meanings under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. The Company uses these measures to evaluate operating and financial performance, assist

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with planning and forecasting and, in certain cases, support executive compensation decisions. The composition of each such measure, an explanation of how each measure provides useful information to investors and, where applicable, a quantitative reconciliation to the most directly comparable IFRS measure, are incorporated by reference from the section entitled “Non-IFRS and Other Financial Measures” in the Company’s MD&A for the year ended December 31, 2025. The MD&A is available under the Company’s profile on SEDAR+ and in the Company’s filings with the SEC.

Cautionary Note Regarding Forward-looking Information

Certain statements in this Circular and the Letter from the Chair of the Board and Chief Executive Officer constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. Often, but not always, forward-looking information use words or phrases such as: “advancing”, “anticipate”, “believe”, “committed”, “continue”, “ensure”, “estimate”, “expect”, “focus”, “future”, “goal”, “guidance”, “implement”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “seek”, “strategy”, “target” or state that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “should”, “will”, “regularly” or “from time to time” be taken, occur or be achieved. Such forward-looking information, include, but are not limited to, statements with respect to the expected increase in annual gold production at the Company’s Segovia and Marmato operations to approximately 500,000 ounces; first gold from the Marmato carbon-in-pulp plant in Q4 2026; the Company’s longer-term objective of approximately 1 million ounces of annual gold production; the expected timing for submission of environmental studies for the Soto Norte project to initiate the licensing process; the progress and expected timing of the Toroparu prefeasibility study and the expected timing of a construction decision; and the Company’s growth strategy, plans, opportunities and objectives.

Forward-looking information, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company’s properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the Company’s share price, the Company’s obligations as a public company, the Company’s ability to pay dividends in the future, as well as those factors discussed in the section entitled “Risk Factors” in the most recently filed Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and to the validity of the information, in the period the changes occur. The forward-looking information is made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking information.

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DIRECTORS’ APPROVAL

The directors of Aris Mining have approved the contents and the sending of this Circular.

DATED at Vancouver, British Columbia, March 24, 2026.

“Neil Woodyer”

Neil Woodyer,
Chief Executive Officer and Chair of the Board of Directors

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SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

1.	INTRODUCTION

This Mandate (the “Mandate”) of the Aris Mining Corporation (the “Company”) Board of Directors (the “Board”) has been adopted by the Board, acting on the recommendation of its Corporate Governance and Nominating Committee, to assist the Board and its committees in the exercise of their responsibilities including the responsibility to supervise the management and oversee the conduct of the business of the Company. These principles and policies are in addition to and are not intended to change or interpret any applicable laws or regulation or the constating documents of the Company. The Board will review this Mandate at least annually and, if appropriate, revise this Mandate from time to time.

2.	OPERATION OF THE BOARD

2.1	Director Duties and Responsibilities

The basic responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, the Directors should be entitled to rely on the honesty and integrity of the Company’s executive officers and its outside advisors and auditors. Each Director shall make every reasonable effort to attend each meeting of the Board and any committee of which the Director is a member, and to be reasonably available to management and the other Directors for consultations between meetings.

The duties and responsibilities of the Board include:

Strategy and Planning

•	To hold a strategic planning session at least annually to review the Company’s strategic business plan proposed by management and to adopt such a plan which takes into account, among other things, the business opportunities and risks of the business and includes such changes as the Board deems appropriate.

•	To consider and approve, with such changes as the Board deems appropriate, the annual budget proposed by management, such budget to be provided to the Board by management prior to the fiscal year end.

•	To review, evaluate and approve, on a regular basis and at least annually, long-range strategic plans for the Company.

•	To review, evaluate and approve major resource allocations and capital investments.

•	To review the financial and operating results of the Company.

•	To review and measure corporate performance against strategic plans, senior management objectives, financial plans and annual budgets.

Business and Risk Management

•	To review and evaluate the principal risks of the Company’s business and ensure appropriate systems are in place to manage these risks.

•	Periodically review the Company’s directors and officer’s liability insurance coverage.

Corporate Governance

•	To adopt, implement and monitor, with the assistance of the Corporate Governance and Nominating Committee, compliance with the Company’s corporate governance guidelines and policies.

•	To review management reports on the integrity of the Company’s internal control and management information systems.

•	To develop and periodically review policies with respect to decisions and other matters requiring Board approval.

•

To develop and review at least annually a Corporate Disclosure, Social Media and Trading Policy for the Company that, among other things; addresses how the Company interacts with analysts, investors, other key stakeholders and the public and contains measures for the Company to comply with its continuous and timely disclosure obligations and how to avoid selective disclosure and improper trading in the Company’s securities.

Management

•

The Board is responsible for satisfying itself as to the integrity of the CEO and other senior executive officers and that the CEO and the other senior executive officers create a culture of integrity throughout the Company.

•	The Board, together with the assistance of the Corporate Governance and Nominating Committee shall manage succession planning.

•

The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop clear position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives at least annually.

•	Assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.

•	Assess and evaluate CEO performance.

General Legal Obligations

•

The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s corporate governance guidelines and policies, including the Business Conduct and Ethics Policy.

•	In exercising their powers and discharging their duties, each Director shall:

o	act honestly and in good faith with a view to the best interests of the Company;

o	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

o	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

o

disclose to the Company, in writing or by having it entered in the minutes of meetings of Directors, the nature and extent of any interest that the Director has in a material contract or material transaction, whether made or proposed, with the Company if the Director is a party to the contract or transaction, is a Director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

o

such Director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the Directors’ remuneration in that capacity, is for the Directors’ indemnity or insurance or is a contract or transaction with an affiliate; and

o	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

2.2	Board and Committee Meetings

Board and committee meetings will be held regularly in accordance with the constating documents of the Company or in accordance with the specific committee charter. Directors are expected to attend Board meetings and meetings of the committees on which they serve. Directors should spend the time necessary and meet as frequently as necessary to properly discharge their responsibilities, provided, however, the Board shall hold meetings on at least a quarterly basis.

The independent directors of the Board shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2.3	Agenda Items for Board and Committee Meetings

The Chairman and Corporate Secretary will establish the agenda for each Board meeting. At the beginning of the year the Chairman will establish a schedule of agenda subjects to be discussed during the year (to the degree this can be foreseen). Each Director is free to suggest the inclusion of items on the agenda. Each Director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the Directors approximately one week prior to each Board meeting. Directors should review these materials in advance of the meeting. Subject to any applicable notice requirements, Directors having items to suggest for inclusion on the agenda for future Board meetings should advise the Corporate Secretary and Chairman well in advance of such meetings.

The Chairperson of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The Chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda. At the beginning of each year each committee will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen). A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the committee members approximately one week prior to each committee meeting. Committee members should review these materials in advance of the meeting.

2.4	Director Compensation

The Board with the assistance of the Compensation Committee will determine and review the form and amount of Director compensation, including cash, equity-based awards and other Director benefits. In connection with such Director compensation and benefits the Board will be aware that questions may be raised when Directors’ fees and benefits exceed what is customary. The Board will consider that the independence of the Directors may be jeopardized if Director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a Director is affiliated, or if the Company enters into consulting contracts with or provides other indirect forms of compensation to a Director or an organization with which the Director is affiliated.

Non-executive directors of the Company are required to hold a minimum value of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of the Company’s shareholders. Non-executive directors must hold two times the value of their annual board retainer in the Company’s common shares or DSUs (or any combination thereof) and maintain the minimum ownership threshold throughout their tenure with the Company. New directors must meet the minimum ownership threshold within four years of joining the Board.

2.5	Director Orientation and Education

Management will provide new Directors with an initial orientation in order to familiarize them with the Company and its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Corporate governance guidelines and policies and its independent auditors. The Board of the Company will encourage Directors to periodically pursue or obtain appropriate programs, sessions or materials as they relate to the responsibilities of Directors of publicly traded companies.

2.6	Director Access to Officers

Directors have full and free access to officers of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s operations.

2.7	Independent Advisors

The Board and each committee, to the extent set forth in the applicable committee charter, have the right to engage experts or advisors, including independent legal counsel at the expense of the Company.

3.	BOARD STRUCTURE

3.1	Size of the Board

From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that, subject to the constating documents of the Company, the size facilitates effective decision-making.

3.2	Composition

The Board shall be composed of at least a majority of Directors who qualify as “independent” Directors under applicable Canadian securities laws and stock exchange rules, including as defined under National Instrument 52-110 – Audit Committees and Section 803 of the NYSE American Company Guide.

To qualify as an “independent” director, the Board must affirmatively determine that an individual Director does not have a direct or indirect relationship that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out the responsibilities of such Director, and that such Director otherwise qualifies as “independent” under Section 803 of the NYSE American Company Guide.

The Board shall appoint a Chair, and if the Chair is not independent, a “Lead Director” who meets the independence requirements set forth above.

Nominees for Directorship will be recommended to the Board by the Corporate Governance and Nominating Committee in accordance with the policies and principles set forth in its charter. Any invitation to join the Board should be extended through the Chairperson of the Corporate Governance and Nominating Committee or the Chairman of the Board after approval by the full Board.

The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders, in each case based upon where appropriate, meaningful dialogue with shareholders and the recommendation of the Corporate Governance and Nominating Committee.

If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

Directors are eligible to serve a maximum of 10 years on the Board. Provided, however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a Director’s initial 10 year term limit by up to an additional 3-5 years if the Director has received positive annual performance assessments, the Director holds a meaningful equity interest in the Company and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the Director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material.

3.3	Director Qualifications

The Board should, as a whole, have the following competencies and skills:

•	knowledge of the mining industry and knowledge of current corporate governance guidelines under applicable securities laws and stock exchange rules;

•	technical knowledge sufficient to understand the challenges and risks associated with the development of the Company’s projects; and

•	financial and accounting expertise.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board the types of skills and characteristics required of Directors, based on the needs of the Company from time to time. This assessment should include issues of relevant experience, intelligence, independence, commitment, compatibility with the Chief Executive Officer and the Board culture, understanding of the Company’s business and other factors deemed relevant. The Corporate Governance and Nominating Committee should confer with the full Board as to the criteria it intends to apply before a search for a new Director is commenced and where appropriate should include meaningful dialogue with the Company’s shareholders.

3.4	Overboarding

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The Corporate Governance and Nominating Committee and the Board will consider the nature of and time involved in a Director’s service on other boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company shareholders for election.

Without written approval from the Chair of the Board:

(a)

no director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee); and

(b)

no Director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where he or she serves as CEO).

3.5	Resignation from the Board

Any Director may resign at any time by giving notice in writing or by electronic transmission to the Company Secretary. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.	COMMITTEES OF THE BOARD

The Board shall establish an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee, and a Sustainability Committee and may establish such other committees as it deems necessary or desirable to assist in the fulfillment of its duties and responsibilities with such charters as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated.

The matters to be delegated to committees of the Board and the charters of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.

Each committee Chair, in consultation with committee members and subject to the committee’s charter, will determine the frequency and length of each committee’s meetings. Minutes of each committee meeting shall be kept and made available to the Directors upon request.

Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual Directors and skills. Consideration will be given to rotating committee members periodically.

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. All committees of the Board will be comprised of a majority of independent Directors and in respect of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee all members will be independent Directors.

5.	EXPECTATIONS OF A DIRECTOR

All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings for the committees of which they are members. Directors are expected to participate on committees of the Board and become familiar with the charters for each committee.

All Directors are expected to prepare in advance of the meetings of the Board and its committees in order to fully and frankly participate in the deliberations of the Board and its committees with the intent to make informed decisions.

All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

Each Director should, when considering membership of another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company. Directors are expected to advise the Corporate Governance and Nominating Committee prior to accepting any other public Company Directorship or any assignment to the audit committee of the board of Directors of any public Company of which such a Director is a member. The Corporate Governance and Nominating Committee will make an assessment to determine when a conflict of interest is considered to exist, and the Director will be notified of the determination.

Directors are expected to report changes in their business and professional affiliations or responsibilities, including retirement, to the Corporate Secretary and the Chairman of the Corporate Governance and Nominating Committee.

6.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

The Chair of the Board (the “Chair”) shall have the duties and responsibilities as set out in the Position Description of the Chair of the Board, which shall include the responsibility to managing such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of management, however, if the Chair is not independent then the Board will appoint a Lead Director, at the recommendation of the Corporate Governance and Nominating Committee.

The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion of any matter.

The independent directors may meet after each regularly scheduled meeting of the Board, and when otherwise deemed necessary (with a separate meeting being held at least yearly), without any member of the Company’s management present for the purposes of discussing such matters as they deem appropriate.

The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

7.	REVIEW OF MANDATE, AMENDMENT, MODIFICATION AND WAIVER

The Board shall review and reassess the adequacy of this Mandate annually or otherwise as it deems appropriate.

These guidelines may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators.

Approved by the Board of Directors: September 26, 2022

SCHEDULE “B”

SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE UNIT PLANS

The Company currently has a cash-settled restricted share unit plan that was adopted on January 21, 2026 and a cash-settled performance share unit plan that was adopted on September 26, 2022 providing for the grant of RSUs and PSUs, respectively, to eligible persons under the applicable Current Share Unit Plan.

Each Share Unit Plan was established to (i) promote alignment of interests between participants and Shareholders and (ii) provide a compensation system reflective of responsibility, commitment and risk allocation over the medium to long-term. The purpose of the amendments is to better align executive compensation with the interests of the Shareholders, preserve cash for other corporate purposes and to reduce the mark-to-market effect of cash-settled share units on the Company’s financial results.

The following is a summary of certain key provisions of the Share Unit Plans.

Administration

Each Share Unit Plan is administered by the Compensation Committee. The Compensation Committee, after considering recommendations from the Chief Executive Officer, makes recommendations to the Board as to the grant of RSUs/PSUs to eligible persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports. Subject to the Share Unit Plans (and the Compensation Committee Charter and Board Mandate), the Board has authority to approve RSUs/PSUs to be granted and grants to the Chief Executive Officer and the Chief Executive Officer’s direct reports (on recommendation of the Compensation Committee). The Chief Executive Officer may allocate RSUs/PSUs approved by the Board for grant to eligible persons that are not the Chief Executive Officer and not the Chief Executive Officer’s direct reports, provided that the Chief Executive Officer subsequently reports the results of the allocation to the Compensation Committee. Under the PSU Plan, the Board also has authority to set, waive and amend performance targets.

Granting and Vesting

The RSU Plan permits awards to be granted to directors, employees and executive officers and certain other service providers. While the PSU Plan permits awards to be granted to employees and executive officers and certain other service providers and, for greater certainty, does not permit awards to be granted to non-employee directors. RSUs vest in accordance with a vesting schedule, while PSUs vest based on achievement of performance vesting targets and other conditions (including any performance multiplier), in each case as determined by the Compensation Committee and the Board.

RSUs and PSUs are bookkeeping entries denominated in Shares on a one-for-one basis, but are not Shares. Prior to vesting and settlement, RSUs and PSUs do not entitle a participant to exercise voting rights or other rights attaching to the ownership of Shares, other than the dividend-equivalent and adjustment provisions described below. In the event of a cash dividend on the Shares, a participant’s account is credited with additional RSUs/PSUs on each dividend payment date based on the number of RSUs/PSUs recorded in the participant’s account and the five-day volume weighted average price as of the dividend record date.

Settlement of RSUs and PSUs

As of the first business day following an applicable vesting date (the “Settlement Date”), a participant becomes entitled to settlement in respect of each vested RSU/PSU (net of applicable Source Deductions (as defined below), with the form of settlement determined by the Compensation Committee, in its sole discretion at any time prior to settlement. Settlement may be satisfied by (i) payment of cash equal to the Fair Market Value (as defined below) of a Share on the vesting date for each vested RSU/PSU, or (ii) issuance of one Share from treasury for each vested RSU/PSU. Except as otherwise provided, settlement is made as soon as practicable following the Settlement Date and, in any event, within fifteen business days of the Settlement Date. “Fair Market Value” is defined in the Share Unit Plans as the five-day volume weighted average trading price of a Share on all Canadian marketplaces (if the Shares are listed on the TSX) which is calculated by dividing the total value by the total volume of the Shares traded in Canada (if the Shares are listed on the TSX) for the five consecutive trading days immediately preceding the date of grant or the redemption date, as applicable.

The Share Unit Plans provide for the extension of the Settlement Date if the Settlement Date occurs during a Company imposed trading blackout.

Assigning or Transferring RSUs and PSUs

No assignment or other transfer of RSUs / PSUs, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards in any assignee or transferee. Notwithstanding the foregoing, the Company may, in its discretion, permit transfer of RSUs / PSUs to a trustee, custodian or administrator acting on behalf of the participant.

Special Situations

If a participant’s employment or engagement is terminated (other than as specified in the participant’s employment agreement, or in circumstances where the retirement/disability/death provisions apply), then unless the Board determines otherwise, all outstanding and unvested RSUs/PSUs are forfeited and cancelled effective as of the termination date.

If employment or engagement terminates as a result of retirement, permanent disability or death, unvested RSUs/PSUs continue to vest in accordance with the applicable vesting schedule (and for PSUs, the performance targets and conditions).

If a participant ceases to be an eligible person under the applicable Share Unit Plan as a result of an approved leave of absence, unvested RSUs/PSUs continue to vest in the normal course during the leave, provided that if the participant does not recommence employment following the leave, the RSUs/PSUs are treated in accordance with the forfeiture provisions.

Restrictions

Shares Reserved for Issue and Restrictions on Insiders

With the addition of provisions allowing settlement through issuance of Shares from treasury, each Share Unit Plan contains rolling share reserve limits and insider limits:

•	The number of Shares reserved for issuance under each Share Unit Plan is limited, on a rolling basis, to:

o

5% of the issued and outstanding Shares (on a non-diluted basis), less the aggregate number of Shares then reserved for issuance pursuant to any other full-value award incentive plans that are security based compensation arrangements; and

o	10% of the outstanding Shares at the time of grant, less the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangement.

•

The maximum number of Shares issuable to Insiders under the Share Unit Plans together with Shares issuable under all other security based compensation arrangements may not exceed 10% of the issued and outstanding Shares (on a non-diluted basis) at the applicable grant date.

•

The maximum number of Shares issued to Insiders within any one-year period under the Share Unit Plans together with Shares issued to Insiders under all other security based compensation arrangements may not exceed 10% of the issued and outstanding Shares (on a non-diluted basis) within such one-year period.

If an RSU/PSU is surrendered, terminated or expires without being settled, or is settled in cash, the Shares reserved for issuance pursuant to such RSU/PSU are available for new grants under the applicable Share Unit Plan and, if applicable, other security based compensation arrangements. No fractional Shares may be issued under the Share Unit Plans.

Grants to Non-Employee Directors or Related Entities of the Company

In addition to the limits described above, the RSU Plan includes director-specific limits:

•

the number of RSUs granted to non-executive directors under the RSU Plan, together with all other equity awards granted to such directors under any other security based compensation arrangement, is limited to an annual equity award value of CAD$150,000 per non-executive director; and

•	the aggregate number of Shares reserved for issuance to non-executive directors under the RSU Plan may not exceed 1% of the total number of issued and outstanding Shares.

No PSUs may be granted to non-employee directors of the Company under the PSU Plan.

Corporation Changes

In addition to adjustments for cash dividends, the Share Unit Plans provide for adjustments for share dividends, share splits, combinations or exchanges of shares, mergers, consolidations, spin-offs or other distributions (other than normal cash dividends) and other changes in the capital of the Company affecting Shares, with adjustments made with a view to preserving value.

If the Company amalgamates, consolidates or combines with or merges with or into another entity by way of amalgamation, arrangement or otherwise, the surviving/successor/acquiring entity must assume outstanding awards or substitute similar equity-based units. If it does not assume or substitute, or if the Compensation Committee otherwise determines, the Company may give notice that the Share Unit Plan will be terminated in connection with the transaction and awards may be deemed vested at such time and in such number as the Compensation Committee determines in its sole discretion.

Clawbacks

Pursuant to the Company’s Clawback Policy, certain participants’ RSUs/PSUs and the proceeds of settlement are subject to clawback and recapture to the full extent permitted by law if there is a restatement of the Company’s financial results due to material non-compliance with financial reporting requirements under applicable securities laws.

Plan Amendments

The Board may, without Shareholder approval, amend, suspend or terminate each Share Unit Plan, any RSU or PSU or any portion thereof (subject to applicable law and regulatory approval), provided that no amendment, suspension or termination may adversely affect the rights of any participant with respect to outstanding and unsettled RSUs/PSUs credited to such participant without the Participant’s Consent. The Board may make housekeeping amendments without Shareholder approval (including amendments to reflect changes in laws and requirements of the TSX or any other exchange on which the Shares are listed or posted for trading, amendments to address applicable securities or tax laws and amendments with respect to administration of the applicable Share Unit Plan).

Shareholder approval will be required for any amendment to:

•	increase to the percentage of issued and outstanding Shares available for issuance under the applicable Share Unit Plan;
•	change the method of calculation of settlement of RSUs/PSUs held by participants (other than pursuant to the adjustment provisions described above);
•	cancel and reissue RSUs/PSUs or substitute the RSUs/PSUs with other awards or cash (other than pursuant to the adjustment provisions described above);
•	amend, remove or exceed the participation limits for Insiders or directors, as applicable;
•	amend the eligibility for participation under the applicable Share Unit Plan;
•	permit RSUs/PSUs granted under the applicable Share Unit Plan to be transferable or assignable other than as contemplated by the applicable Share Unit Plan; or
•	the amendment and assignment provisions of the applicable Share Unit Plan.

Withholding / Source Deductions

The Company is entitled to withhold, and to require satisfaction of, all amounts required by law to be withheld or deducted in connection with any cash payable or Shares issuable on settlement (“Source Deductions”).

SCHEDULE “C”

AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

See attached.

RESTRICTED SHARE UNIT PLAN

Amended and Restated as of ______________, 2026

   325407.00003/319776578.14

1

PART 1

DEFINITIONS AND INTERPRETATION

1.1	As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Account” means an account maintained by the Corporation for each Participant which shall be credited with the Restricted Share Units awarded to a Participant from time to time under the Plan;

(b)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (British Columbia), as amended from time to time;

(c)

“Approved Leave of Absence” means a maternity leave or parental leave (each as defined under applicable employment standards legislation), a leave of absence as a result of a non- permanent Disability, and any other leave of absence approved by the Corporation; provided, however, that for a U.S. taxpayer Participant, an Approved Leave of Absence shall mean a bona fide leave of absence of six months or less or during which the Participant retains a right to reemployment with the Corporation pursuant to applicable law, contract or Corporation policy;

(d)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Corporation to restrict trades in the Corporation’s securities by an Eligible Person;

(e)	“Board” means the board of directors of the Corporation;

(f)

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

(g)

“Cause” means with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Corporation or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause means any act, which at common law in the applicable jurisdiction, would be cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(h)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(i)	“Corporation” means Aris Mining Corporation and its successors and assigns;

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(j)	“Disability” means any disability which the Corporation, in its sole and unfettered discretion, considers likely to either:

(i)	permanently prevent (a “permanent Disability”); or

(ii)	temporarily prevent (a “non-permanent Disability”),

the Participant from performing the substantial and material duties of his or her position with the Corporation or an affiliate;

(k)	“Director” means a non-employee director of the Corporation;

(l)

“Eligible Person” means any director, employee or executive officer of the Corporation or its Affiliates, any individual providing services to the Corporation or its Affiliates that are functionally equivalent to that of an employee or executive officer, including those engaged through a third-party employer of record service, any Person that provides ongoing management or consulting services to the Corporation or its Affiliates under written contract, or any trustee, custodian or administrator acting on behalf of any of the foregoing Persons;

(m)

“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on a Stock Exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(n)

“Grant Certificate” means a certificate issued by the Corporation to a Participant under which Restricted Share Units are granted, substantially in the form attached hereto as Appendix “A”, and as may be amended from time to time;

(o)	“Grant Date” means the date on which the Board shall, in its sole discretion and from time to time, determine as the date on which RSUs are to be granted to Eligible Persons;

(p)	“Insider” has the meaning ascribed thereto under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as amended from time to time;

(q)

“Market Price” means, on any particular day, the volume weighted average trading price of a Share on all Canadian marketplaces (as defined in National Instrument 21-101 – Marketplace Operation) for the five trading days immediately preceding such day;

(r)	“Outside Date” means December 30 of the third year following the calendar year in which such RSUs were granted;

(s)	“Participant” means an Eligible Person designated by the Board to participate under the Plan;

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(t)

“Person” includes an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative;

(u)	“Plan” means this Restricted Share Unit Plan as the same may be amended and/or restated from time to time;

(v)	“Restricted Share Unit” or “RSU” means a bookkeeping entry, denominated in Shares on a one for one basis, credited to the Account of a Participant pursuant to the terms of this Plan;

(w)

“Retirement” means the termination of employment or engagement with the Corporation or an Affiliate by a Participant after the Participant has reached the age of 65, or such earlier age as may be approved by the Corporation, provided the Participant provides at least three months’ advance written notice of the Participant’s intention to retire, which notice may be waived by the Corporation in its discretion;

(x)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder;

(y)	“Settlement Date” has the meaning ascribed thereto in Section 5.2;

(z)	“Share” means a common share in the capital of the Corporation;

(aa)	“security based compensation arrangement” means:

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders;

(iii)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(iv)	stock appreciation rights involving issuances of securities from treasury of the Corporation;

(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Corporation; and

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(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever, and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Corporation are not security based compensation arrangements;

(bb)	“Source Deductions” has the meaning ascribed thereto in Section 9.6;

(cc)	“Stock Exchange” means the TSX and each other exchange on which the Shares are listed or posted for trading;

(dd)	“TSX” means the Toronto Stock Exchange; and

(ee)

“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Certificate and/or employment agreement between the Eligible Person and the Corporation, on and after which a particular RSU will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof.

1.2

Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Corporation or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice).

1.3	As used in this Plan:

(a)	the headings used herein are for convenience only and are not to affect the interpretation of the Plan;

(b)

unless the context otherwise requires, words used herein importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders; and

(c)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the schedules.

PART 2

PURPOSE AND LIMITATIONS

2.1	The Plan has been established to:

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(a)	promote the alignment of interests between the Participants and the shareholders of the Corporation; and

(b)	provide a compensation system for Eligible Persons that is reflective of the responsibility, commitment and risk accompanying their role over the medium term.

2.2

Notwithstanding any of the provisions contained in the Plan, a Participant’s Grant Certificate or any term of an RSU, the Corporation’s obligation to grant RSUs or make payments to a Participant hereunder shall be subject to:

(a)

compliance with all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and to such approvals by any regulatory or governmental agency as may be required; and

(b)

receipt from the Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such RSUs, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of an RSU, such change shall be determined in good faith by the Board in its sole discretion.

2.3

Pursuant to the Corporation’s Clawback Policy, certain Participants’ RSUs and the proceeds of settlement thereof are subject to clawback and recapture from such Participant, to the full extent permitted by law, if there is any restatement of the Corporation’s financial results due to material non-compliance with financial reporting requirements under applicable securities laws.

PART 3

ADMINISTRATION

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Chief Executive Officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of an aggregate number of RSUs.

3.3

The Compensation Committee shall periodically, after considering the recommendations of the Chief Executive Officer, make recommendations to the Board as to the grant of an aggregate number of RSUs to be made to Eligible Persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports.

3.4	Subject to the terms and conditions set forth herein, the Board has the authority to: (i) approve the number of RSUs which may be granted by the Corporation; (ii) approve, on

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the recommendation of the Compensation Committee, grants of RSUs to the Chief Executive Officer and the Chief Executive Officer’s direct reports; (iii) interpret this Plan and all Grant Certificates issued hereunder; (iv) adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; (v) establish additional or waive conditions to the vesting of RSUs; and (vi) make all other determinations and to take all other actions in connection with the administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be made with a view to preserving value and shall be conclusive and binding upon the Corporation, its Affiliates, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

3.5

The Chief Executive Officer has the authority to allocate the RSUs approved by the Board for grant to Eligible Persons that are not the Chief Executive Officer and the Chief Executive Officer’s direct reports provided, however, that the Chief Executive Officer subsequently reports the results of the allocation to the Compensation Committee.

3.6	The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

3.7	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith.

3.8	Nothing contained herein shall prevent the Board from adopting other compensation arrangements, subject to any required approval.

3.9

A Share that again becomes available for issuance upon the surrender, termination or expiry of any grant under a security based compensation arrangement without settlement or exercise, as the case may be, shall not require approval by the Corporation’s shareholders.

PART 4

GRANT OF RESTRICTED SHARE UNITS

4.1

Subject to the provisions of this Plan, the Compensation Committee Charter and the Board Mandate, the Board shall have the right to grant RSUs to Eligible Persons that are the Chief Executive Officer and the Chief Executive Officer’s direct reports and to grant an aggregate number of RSUs to be allocated by the Chief Executive Officer to all other Eligible Persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports in respect of services provided by such Eligible Person in the calendar year that includes the Grant Date (but not, for greater certainty, before the calendar year that includes the Grant Date) or services to be provided by such Eligible Person following the date of grant. The Board shall also determine, subject to the terms of this Plan, the Compensation Committee Charter and the Board Mandate, in connection with each grant of RSUs:

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(a)	the date on which such RSUs are to be granted;

(b)	the number of RSUs to be granted;

(c)	the terms, including the limitations, restrictions, vesting period and conditions, if any, of any such grant (which may vary between RSUs granted from time to time); and

(d)	any other terms and conditions of all RSUs covered by any grant.

4.2	The grant of an RSU shall be evidenced by a Grant Certificate, signed on behalf of the Corporation.

4.3

Neither the grant nor the settlement of a Restricted Share Unit under the Plan shall entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Restricted Share Units.

4.4

Neither participation in the Plan nor any action under the Plan shall be construed to give any Eligible Person a right to be retained as an employee, officer or otherwise in the service of the Corporation or its Affiliates.

4.5

RSUs shall not be considered Shares, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares (other than rights specified in Part 7 of this Plan) prior to the vesting and settlement of such RSUs, nor shall any Participant be considered the owner of Shares by virtue of the award of RSUs prior to the vesting and settlement of such RSUs, in each case to the extent settled pursuant to Section 5.2(b).

4.6

The Corporation shall maintain an Account which indicates the number of RSUs which have been granted to such Participant and credited to such account from time to time in accordance with the terms hereunder, together with the vesting terms of such RSUs.

4.7	The number of Shares which may be reserved for issuance under the Plan shall not exceed, on a rolling basis, the following thresholds:

(a)

5% of the total number of issued and outstanding Shares on a non-diluted basis, LESS the aggregate number of Shares then reserved for issuance pursuant to any other full-value award incentive plans that are security based compensation arrangements (including, for greater certainty, the Corporation’s Performance Share Unit Plan); and

(b)	10% of the outstanding Shares at the time of the granting of an RSU, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangement.

4.8	Notwithstanding anything in this Plan to the contrary:

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(a)

the maximum number of Shares issuable pursuant to RSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the RSUs; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to RSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.9

The number of RSUs granted to Directors under the Plan, in combination with all other equity awards granted to Directors under any other security based compensation arrangement, shall be limited to an annual equity award value (based on such valuation methodology as determined by the Board) of CAD$150,000 per Director.

4.10	The aggregate number of Shares reserved for issuance to Directors under the Plan shall not exceed 1% of the total number of issued and outstanding Shares.

4.11

For greater certainty, if an RSU is surrendered, terminated or expires without being settled, or is settled in cash, the Shares reserved for issuance pursuant to such RSU shall be available for new RSUs granted under this Plan and, if applicable, other security based compensation arrangements.

4.12	No fractional Shares may be purchased or issued under the Plan.

PART 5

VESTING AND SETTLEMENT

5.1

Except as otherwise provided in this Plan, RSUs shall vest in accordance with the vesting schedule set out in the Participant’s Grant Certificate or the Participant’s employment agreement with the Corporation (or its Affiliate, as the case may be).

5.2

Except as otherwise provided in this Plan, as of the first business day following a Vesting Date (the “Settlement Date”), a Participant shall become entitled to receive settlement from the Corporation in respect of each vested RSU (net of applicable Source Deductions), with the form of such settlement to be determined by the Compensation Committee, in its sole discretion, and which may be satisfied by:

(a)	payment of an amount of cash equal to the Fair Market Value of a Share on the Vesting Date for each vested RSU; or

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(b)	issuance to the Participant of one Share for each vested RSU.

For greater certainty, the Compensation Committee may determine, in its sole discretion, the form of settlement in respect of vested RSUs pursuant to this Section 5.2 at any time prior to settlement, including on the Settlement Date. If the Compensation Committee determines to issue Shares pursuant to subsection 5.2(b), such Shares shall be issued from treasury.

5.3

Except as otherwise provided in this Plan, settlement of vested RSUs (whether by cash payment pursuant to Section 5.2(a) or by issuance of Shares pursuant to Section 5.2(b)) shall be made as soon as practicable following the Settlement Date and, in any event, within fifteen Business Days of the Settlement Date. Settlement may be effected by bank transfer or other method of payment as determined by the Corporation, or, where Shares are issued, by such means (including book-entry) as the Corporation may determine, subject to applicable law and the rules and policies of the Stock Exchange. Following settlement in accordance with this Part 5, the RSUs so settled shall be of no value whatsoever and shall be struck from the Participant’s Account.

5.4

Except as otherwise provided in this Plan, in the event the Settlement Date (determined in accordance with this Plan) occurs during a Black-Out Period applicable to the relevant Participant, then the Settlement Date shall be automatically extended to the date that is the tenth Business Day after the expiry of the Black-Out Period, provided that such Settlement Date may not be later than the Outside Date.

5.5

Notwithstanding any other provision in this Plan or in a Participant’s Grant Certificate, (i) any RSUs which do not vest by November 30 of the third year following the calendar year in which such RSUs were granted shall expire and have no further value, (ii) if the Outside Date occurs and, pursuant to Section 5.4, the Settlement Date would otherwise occur while a Blackout Period is still in effect, then such RSUs shall be settled on the Outside Date notwithstanding the Black-Out Period, and the form of settlement shall be as set out in Section 5.2(a), and (iii) all RSUs shall be settled in accordance with this Article 5 by no later than the Outside Date.

PART 6

TERMINATION OF EMPLOYMENT AND ENGAGEMENT

6.1

Notwithstanding any other provision herein, if a Participant’s employment or engagement with the Corporation or an Affiliate is terminated, except in circumstances where Section 6.2 applies or as specified in a Participant’s employment agreement with the Corporation or an Affiliate, then unless the Board, in its sole discretion, determines otherwise, all outstanding and unvested RSUs of the Participant and any and all rights with respect to such outstanding RSUs shall be forfeited and cancelled effective as of the termination date.

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6.2

Section 6.1 shall not apply if a Participant’s employment or engagement with the Corporation or an Affiliate is terminated as a result of a Participant’s Retirement, permanent Disability or death and any unvested RSUs held by such Participant shall continue to vest in accordance with the vesting schedule and conditions set out in the Participant’s Grant Certificate.

6.3

If a Participant ceases to be an Eligible Person as a result of an Approved Leave of Absence then any unvested RSUs held by such Participant shall continue to vest during the period of the Approved Leave of Absence in accordance with the vesting schedule and conditions set out in the Participant’s Grant Certificate, provided that if the Participant does not recommence employment following the Approved Leave of Absence, the RSUs will be treated in accordance with Section 6.1.

PART 7

ADJUSTMENTS

7.1

If the Corporation amalgamates, consolidates or combines with or merges with or into another body corporate by way of amalgamation, arrangement or otherwise, notwithstanding any other provision of this Plan, any surviving, successor or acquiring entity shall assume any outstanding RSUs or shall substitute similar equity-based restricted units for the outstanding RSUs. If the surviving, successor or acquiring entity does not assume the outstanding RSUs or substitute similar equity-based restricted units for the outstanding RSUs, or if the Compensation Committee otherwise determines in its sole discretion, the Corporation may give written notice to all Participants advising that the Plan shall be terminated in connection with such transaction and all RSUs may be deemed to be vested at such time as the Compensation Committee determines in its sole discretion. The number of RSUs which are deemed to be vested shall be determined in the Compensation Committee’s sole discretion. Notwithstanding the foregoing, for any U.S. taxpayer Participant who is Retirement eligible, the RSUs held by such Participant shall automatically vest and settle if such amalgamation, consolidation, combination or merger constitutes a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation for purposes of Section 409A, and if such amalgamation, consolidation, combination or merger does not constitute a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation for purposes of Section 409A and the Participant’s RSUs are not assumed by the surviving, successor or acquiring entity, the surviving, successor or acquiring entity shall provide consideration to the Participant in respect of the Participant’s RSUs in accordance with Section 409A.

7.2

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Shares then the number of outstanding RSUs shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary

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or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes. Any adjustments made pursuant to this Section 7.2 will be made with a view to preserving the value of the outstanding RSUs.

7.3

In the event of a cash dividend on the Corporation’s Shares, a Participant’s Account shall be credited with additional RSUs on each dividend payment date in respect of which dividends are paid on the Shares. Such number of RSUs shall be computed by dividing: (a) the amount obtained by multiplying the value of the dividend declared and paid per Share by the number of RSUs recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Market Price as of the dividend record date, rounded down to the nearest whole number. Such adjustments to a Participant’s Account shall be made on an equitable basis by the Board, in its sole discretion and such adjustment shall be binding for all purposes.

PART 8

AMENDMENT AND TERMINATION

8.1

The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan, any Restricted Share Unit or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain shareholder approval for any amendment to:

(a)	increase the percentage of issued and outstanding Shares available for issuance under the Plan;

(b)	change the method of calculation of settlement of Restricted Share Units held by Eligible Persons if settled in cash (other than pursuant to Part 7);

(c)	cancel and reissue Restricted Share Units or substitute the Restricted Share Units with other awards or cash (other than pursuant to Part 7);

(d)	remove or exceed the participation limits for:

(i)	Insiders set forth in Section 4.8; or

(ii)	Directors set forth in Sections 4.9 and 4.10;

(e)	amend the eligibility for participation under the Plan;

(f)	permit Restricted Share Units granted under the Plan to be transferable or assignable other than as contemplated by Section 9.8; or

(g)	Section 9.8 or this Part 8.

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8.2	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Stock Exchange, in place from time to time;

(b)	amendments to address applicable securities or tax laws;

(c)	amendments to the provisions of the Plan respecting administration of the Plan; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

8.3

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan in accordance with this Part 8. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unsettled Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and previously credited Restricted Share Units shall remain outstanding, be entitled to settlement as provided under Part 5, and be settled in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Restricted Share Units are settled, expired, cancelled, surrendered or otherwise terminated in accordance with the terms and conditions of this Plan existing at the time of termination.

PART 9

GENERAL PROVISIONS

9.1

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

9.2

Unless otherwise determined by the Board, the Plan shall be unfunded, and the Corporation will not secure its obligations under the Plan. Unless otherwise determined by the Board, the rights of a Participant (and his or her legal personal representatives) shall be no greater than the rights of an unsecured creditor of the Corporation.

9.3

It is the responsibility of each Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of such Participant’s participation in the Plan. Neither the Corporation nor an Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

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9.4	Neither the Corporation nor the Participant shall be liable to any Participant for any loss resulting from a decline in the market value of the Shares.

9.5

Any notice required to be given by this Plan shall be in writing and shall be delivered by mail, courier or electronic transmission addressed, if to the Corporation, to the office of the Corporation in Vancouver, Canada; or if to a Participant, to such Participant at his or her address (including email address) as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

9.6

Notwithstanding any other provision contained herein, the Corporation shall be entitled to withhold, and to require the satisfaction of, all amounts required by law to be withheld or deducted in connection with any amount payable or any Shares issuable to a Participant pursuant to the settlement of RSUs (collectively, “Source Deductions”). Without limiting the generality of the foregoing, and subject to applicable law, the Corporation may satisfy, or require the satisfaction of, Source Deductions in such manner as the Corporation determines in its sole discretion, including, without limitation, by one or more of the following methods:

(a)	requiring the Participant to remit to the Corporation (or the relevant Affiliate) an amount in cash sufficient to satisfy the Source Deductions prior to settlement;

(b)	withholding all or any portion of any cash payment otherwise payable to the Participant in an amount sufficient to satisfy the Source Deductions; or

(c)	withholding Shares otherwise issuable to the Participant upon settlement of the RSUs in an amount sufficient to satisfy the Source Deductions;

(d)

having the Corporation withhold taxes from the proceeds of the sale of Shares issued to the Participant upon settlement of the RSUs through a voluntary sale or through a mandatory sale arranged by the Corporation (on the Participant’s behalf); or

(e)	such other method or combination of methods as may be determined by the Corporation in its sole discretion, acting reasonably,

provided that the Corporation determines, acting reasonably, that the total amount so remitted or withheld is sufficient to satisfy the Source Deductions in full. Notwithstanding the foregoing, for any Participant determined by the Corporation to be subject to Section 16(b) of the U.S. Securities and Exchange Act of 1934, then, the method of withholding shall be through a mandatory sale under (d) above, unless otherwise determined by the Corporation.

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9.7

The Plan is intended to be exempt from, or to comply with, Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered so as to avoid accelerated taxation and the additional tax imposed by Section 409A. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable laws require otherwise. With respect to any award that is deemed to be non-qualified deferred compensation and that is due to be paid on account of a U.S taxpayer Participant’s termination of employment, termination of employment shall be interpreted to mean a “Separation from Service” within the meaning of Section 409A. Notwithstanding anything to the contrary in the Plan, with respect to any payment to a U.S. taxpayer that is deemed to be non-qualified deferred compensation owing to a “specified employee” within the meaning of Section 409A, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable pursuant to the Plan during the six-month period immediately following the U.S. taxpayer Participant’s termination of employment or engagement shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Each payment in respect of an RSU granted under the Plan shall be treated as a separate payment for purposes of Section 409A.

9.8

No assignment or other transfer of RSUs, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such RSUs whatsoever in any assignee or transferee. Notwithstanding the foregoing, the Corporation may, at its discretion, permit the transfer of RSUs to a trustee, custodian or administrator acting on behalf of the Participant.

9.9

The Plan shall be binding on all successors and assigns of the Corporation and each Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or such Eligible Person’s creditors.

9.10	The Plan shall be governed by, and interpreted in accordance with, the laws of British Columbia, without regard to principles of conflict of laws.

APPROVED by the Board of Directors of the Corporation on: March 11, 2026

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APPENDIX “A”

FORM OF GRANT CERTIFICATE

Aris Mining Corporation (the “Corporation”) has adopted a Restricted Share Unit Plan (the “Plan”) as a part of its compensation program. This grant of Restricted Share Units (“RSUs”) is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference.

Capitalized terms used and not otherwise defined in this Grant Certificate shall have the meanings set forth in the Plan. In the event of any discrepancy or conflict between this Grant Certificate and the Plan, the Plan shall govern.

Grant: Subject to the terms and conditions of the Plan, the Corporation hereby grants the Participant the RSUs set out below, on the terms and conditions set out below:

a.	Name of Participant: ____________________________________ (the “Participant”)

b.	Grant Date: ____________________________________

c.	Number of RSUs: __________________________________ (the “Grant”)

d.	Vesting Terms: [Insert vesting terms]

e.	Other Terms: [Insert other terms, if applicable.]

Each of the Corporation and the Participant understand and agree that the granting and settlement of the RSUs are subject to the terms and conditions of the Plan, all of which are incorporated into and form a part of this Grant Certificate

DATED [•], 20[•].
ARIS MINING CORPORATION
	Per:		c/s

325407.00003/319776578.14

ACKNOWLEDGEMENT

I confirm my acceptance of this grant of RSUs under the terms and conditions described above and under the Plan and confirm and acknowledge that I have not been induced to sign this Grant Certificate or acquire any RSUs by expectation of employment or continued employment with the Corporation or an Affiliate.

I acknowledge and agree that the Corporation or an Affiliate may be required to withhold, and to remit to the Canada Revenue Agency, the tax agency or other applicable tax authority of the country in which I reside or am otherwise subject to tax, income taxes, social security contributions and all other amounts required by law to be withheld or deducted in connection with any amount payable or any Shares issuable to me under the Plan (collectively, “Source Deductions”). Under no circumstances shall the Corporation or any Affiliate be responsible for the payment of any Source Deductions on my behalf. By accepting the grant of RSUs, I authorize the Corporation to satisfy the Source Deductions in such manner as the Corporation determines in its sole discretion, which may include the mandatory sale of Shares.

Accepted this _____ day of ____________________, 20_____.

Name: [Participant]

325407.00003/319776578.14

SCHEDULE “D”

AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN

See attached.

PERFORMANCE SHARE UNIT PLAN

Amended and Restated as of ______________, 2026

      325407.00003/319894431.8

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PART 1

DEFINITIONS AND INTERPRETATION

1.1	As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Account” means an account maintained by the Corporation for each Participant which shall be credited with the Performance Share Units awarded to a Participant from time to time under the Plan;

(b)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (British Columbia), as amended from time to time;

(c)

“Approved Leave of Absence” means a maternity leave or parental leave (each as defined under applicable employment standards legislation), a leave of absence as a result of a non- permanent Disability, and any other leave of absence approved by the Corporation; provided, however, that for a U.S. taxpayer Participant, an Approved Leave of Absence shall mean a bona fide leave of absence of six months or less or during which the Participant retains a right to reemployment with the Corporation pursuant to applicable law, contract or Corporation policy;

(d)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Corporation to restrict trades in the Corporation’s securities by an Eligible Person;

(e)	“Board” means the board of directors of the Corporation;

(f)

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

(g)

“Cause” means with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Corporation or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause means any act, which at common law in the applicable jurisdiction, would be cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(h)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(i)	“Corporation” means Aris Mining Corporation and its successors and assigns;

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(j)	“Disability” means any disability which the Corporation, in its sole and unfettered discretion, considers likely to either:

(i)	permanently prevent (a “permanent Disability”); or

(ii)	temporarily prevent (a “non-permanent Disability”),

the Participant from performing the substantial and material duties of his or her position with the Corporation or an affiliate;

(k)

“Eligible Person” means any employee or executive officer of the Corporation or its Affiliates, any individual providing services to the Corporation or its Affiliates that are functionally equivalent to that of an employee or executive officer, including those engaged through a third-party employer of record service, any Person that provides ongoing management or consulting services to the Corporation or its Affiliates under written contract, or any trustee, custodian or administrator acting on behalf of any of the foregoing Persons; for greater certainty, a non-employee director of the Corporation is not an Eligible Person;

(l)

“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on a Stock Exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(m)

“Grant Certificate” means a certificate issued by the Corporation to a Participant under which Performance Share Units are granted, substantially in the form attached hereto as Appendix “A”, and as may be amended from time to time;

(n)	“Grant Date” means the date on which the Board shall, in its sole discretion and from time to time, determine as the date on which PSUs are to be granted to Eligible Persons;

(o)	“Insider” has the meaning ascribed thereto under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as amended from time to time;

(p)

“Market Price” means, on any particular day, the volume weighted average trading price of a Share on all Canadian marketplaces (as defined in National Instrument 21-101 – Marketplace Operation) for the five trading days immediately preceding such day;

(q)	“Outside Date” means December 30 of the third year following the calendar year in which such PSUs were granted;

(r)	“Participant” means an Eligible Person designated by the Board to participate under the Plan;

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(s)	“Performance Share Unit” or “PSU” means a bookkeeping entry, denominated in Shares on a one for one basis, credited to the Account of a Participant pursuant to the terms of this Plan;

(t)

“Person” includes an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative;

(u)	“Plan” means this Performance Share Unit Plan as the same may be amended and/or restated from time to time;

(v)

“Retirement” means the termination of employment or engagement with the Corporation or an Affiliate by a Participant after the Participant has reached the age of 65, or such earlier age as may be approved by the Corporation, provided the Participant provides at least three months’ advance written notice of the Participant’s intention to retire, which notice may be waived by the Corporation in its discretion;

(w)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder;

(x)	“Settlement Date” has the meaning ascribed thereto in Section 5.2;

(y)	“Share” means a common share in the capital of the Corporation;

(z)	“security based compensation arrangement” means:

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders;

(iii)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(iv)	stock appreciation rights involving issuances of securities from treasury of the Corporation;

(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Corporation; and

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(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever, and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Corporation are not security based compensation arrangements;

(aa)	“Source Deductions” has the meaning ascribed thereto in Section 8.6;

(bb)	“Stock Exchange” means the TSX and each other exchange on which the Shares are listed or posted for trading;

(cc)	“TSX” means the Toronto Stock Exchange; and

(dd)

“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Certificate and/or employment agreement between the Eligible Person and the Corporation, on and after which a particular PSU will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof.

1.2

Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Corporation or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice).

1.3	As used in this Plan:

(a)	the headings used herein are for convenience only and are not to affect the interpretation of the Plan;

(b)

unless the context otherwise requires, words used herein importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders; and

(c)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the schedules.

PART 2

PURPOSE AND LIMITATIONS

2.1	The Plan has been established to:

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(a)	promote the alignment of interests between the Participants and the shareholders of the Corporation; and

(b)	provide a compensation system for Eligible Persons that is reflective of the responsibility, commitment and risk accompanying their role over the medium term.

2.2

Notwithstanding any of the provisions contained in the Plan, a Participant’s Grant Certificate or any term of a PSU, the Corporation’s obligation to grant PSUs or make payments to a Participant hereunder shall be subject to:

(a)

compliance with all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and to such approvals by any regulatory or governmental agency as may be required; and

(b)

receipt from the Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

2.3

Pursuant to the Corporation’s Clawback Policy, certain Participants’ PSUs and the proceeds of settlement thereof are subject to clawback and recapture from such Participant, to the full extent permitted by law, if there is any restatement of the Corporation’s financial results due to material non-compliance with financial reporting requirements under applicable securities laws.

PART 3

ADMINISTRATION

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Chief Executive Officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of an aggregate number of PSUs.

3.3

The Compensation Committee shall periodically, after considering the recommendations of the Chief Executive Officer, make recommendations to the Board as to the grant of an aggregate number of PSUs to be made to Eligible Persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports.

3.4	Subject to the terms and conditions set forth herein, the Board has the authority to: (i) approve the number of PSUs which may be granted by the Corporation; (ii) approve, on

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the recommendation of the Compensation Committee, grants of PSUs to the Chief Executive Officer and the Chief Executive Officer’s direct reports; (iii) interpret this Plan and all Grant Certificates issued hereunder; (iv) adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; (v) establish additional or waive conditions to the vesting of PSUs; (vi) set, waive and amend the performance targets; and (vii) make all other determinations and to take all other actions in connection with the administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be made with a view to preserving value and shall be conclusive and binding upon the Corporation, its Affiliates, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

3.5

The Chief Executive Officer has the authority to allocate the PSUs approved by the Board for grant to Eligible Persons that are not the Chief Executive Officer and the Chief Executive Officer’s direct reports provided, however, that the Chief Executive Officer subsequently reports the results of the allocation to the Compensation Committee.

3.6	The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

3.7	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith.

3.8	Nothing contained herein shall prevent the Board from adopting other compensation arrangements, subject to any required approval.

3.9

A Share that again becomes available for issuance upon the surrender, termination or expiry of any grant under a security based compensation arrangement without settlement or exercise, as the case may be, shall not require approval by the Corporation’s shareholders.

PART 4

GRANT OF PERFORMANCE SHARE UNITS

4.1

Subject to the provisions of this Plan, the Compensation Committee Charter and the Board Mandate, the Board shall have the right to grant PSUs to Eligible Persons that are the Chief Executive Officer and the Chief Executive Officer’s direct reports and to grant an aggregate number of PSUs to be allocated by the Chief Executive Officer to all other Eligible Persons that are not the Chief Executive Officer or the Chief Executive Officer’s direct reports in respect of services provided by such Eligible Person in the calendar year that includes the Grant Date (but not, for greater certainty, before the calendar year that includes the Grant Date) or services to be provided by such Eligible Person following the date of grant. The Board shall also determine, subject to the terms of this Plan, the

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Compensation Committee Charter and the Board Mandate, in connection with each grant of PSUs:

(a)	the date on which such PSUs are to be granted;

(b)	the number of PSUs to be granted;

(c)

the terms, including the limitations, restrictions, vesting period, performance targets, performance multiplier and conditions, if any, of any such grant (which may vary between PSUs granted from time to time); and

(d)	any other terms and conditions of all PSUs covered by any grant.

4.2	The grant of a PSU shall be evidenced by a Grant Certificate, signed on behalf of the Corporation.

4.3

Neither the grant nor the settlement of a Performance Share Unit under the Plan shall entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Performance Share Units.

4.4

Neither participation in the Plan nor any action under the Plan shall be construed to give any Eligible Person a right to be retained as an employee, officer or otherwise in the service of the Corporation or its Affiliates.

4.5

PSUs shall not be considered Shares, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares (other than rights specified in Part 7 of this Plan) prior to the vesting and settlement of such PSUs, nor shall any Participant be considered the owner of Shares by virtue of the award of PSUs prior to the vesting and settlement of such PSUs, in each case to the extent settled pursuant to Section 5.2(b).

4.6

The Corporation shall maintain an Account which indicates the number of PSUs which have been granted to such Participant and credited to such account from time to time in accordance with the terms hereunder, together with the vesting terms of such PSUs.

4.7	The number of Shares which may be reserved for issuance under the Plan shall not exceed, on a rolling basis, the following thresholds:

(a)

5% of the total number of issued and outstanding Shares on a non-diluted basis, LESS the aggregate number of Shares then reserved for issuance pursuant to any other full-value award incentive plans that are security based compensation arrangements (including, for greater certainty, the Corporation’s Restricted Share Unit Plan); and

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(b)	10% of the outstanding Shares at the time of the granting of a PSU, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangement.

4.8	Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.9

For greater certainty, if a PSU is surrendered, terminated or expires without being settled, or is settled in cash, the Shares reserved for issuance pursuant to such PSU shall be available for new PSUs granted under this Plan and, if applicable, other security based compensation arrangements.

4.10	No fractional Shares may be purchased or issued under the Plan.

PART 5

VESTING AND SETTLEMENT

5.1

Except as otherwise provided in this Plan, PSUs shall vest on achievement of the performance vesting targets and other conditions as determined by the Board in its sole discretion and in each case as set out in the Participant’s Grant Certificate or the Participant’s employment agreement with the Corporation (or its Affiliate, as the case may be).

5.2

Except as otherwise provided in this Plan, as of the first business day following a Vesting Date (the “Settlement Date”), a Participant shall become entitled to receive settlement from the Corporation in respect of each vested PSU (net of applicable Source Deductions), with the form of such settlement to be determined by the Compensation Committee, in its sole discretion, and which may be satisfied by:

(a)	payment of an amount of cash equal to the Fair Market Value of a Share on the Vesting Date for each vested PSU; or

(b)	issuance to the Participant of one Share for each vested PSU.

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For greater certainty, the Compensation Committee may determine, in its sole discretion, the form of settlement in respect of vested PSUs pursuant to this Section 5.2 at any time prior to settlement, including on the Settlement Date. If the Compensation Committee determines to issue Shares pursuant to subsection 5.2(b), such Shares shall be issued from treasury.

5.3

Except as otherwise provided in this Plan, settlement of vested PSUs (whether by cash payment pursuant to Section 5.2(a) or by issuance of Shares pursuant to Section 5.2(b)) shall be made as soon as practicable following the Settlement Date and, in any event, within fifteen Business Days of the Settlement Date. Settlement may be effected by bank transfer or other method of payment as determined by the Corporation, or, where Shares are issued, by such means (including book-entry) as the Corporation may determine, subject to applicable law and the rules and policies of the Stock Exchange. Following settlement in accordance with this Part 5, the PSUs so settled shall be of no value whatsoever and shall be struck from the Participant’s Account.

5.4

Except as otherwise provided in this Plan, in the event the Settlement Date (determined in accordance with this Plan) occurs during a Black-Out Period applicable to the relevant Participant, then the Settlement Date shall be automatically extended to the date that is the tenth Business Day after the expiry of the Black-Out Period, provided that such Settlement Date may not be later than the Outside Date.

5.5

Notwithstanding any other provision in this Plan or in a Participant’s Grant Certificate, (i) any PSUs which do not vest by November 30 of the third year following the calendar year in which such PSUs were granted shall expire and have no further value, and (ii) if the Outside Date occurs and, pursuant to Section 5.4, the Settlement Date would otherwise occur while a Blackout Period is still in effect, then such PSUs shall be settled on the Outside Date notwithstanding the Black-Out Period, and the form of settlement shall be as set out in Section 5.2(a).

PART 6

TERMINATION OF EMPLOYMENT AND ENGAGEMENT

6.1

Notwithstanding any other provision herein, if a Participant’s employment or engagement with the Corporation or an Affiliate is terminated, except in circumstances where Section 6.2 applies or as specified in a Participant’s employment agreement with the Corporation or an Affiliate, then unless the Board, in its sole discretion, determines otherwise, all outstanding and unvested PSUs of the Participant and any and all rights with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the termination date.

6.2

Section 6.1 shall not apply if a Participant’s employment or engagement with the Corporation or an Affiliate is terminated as a result of a Participant’s Retirement, permanent Disability or death and any unvested PSUs held by such Participant shall

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continue to vest in accordance with the vesting schedule, performance targets and conditions set out in the Participant’s Grant Certificate.

6.3

If a Participant ceases to be an Eligible Person as a result of an Approved Leave of Absence then any unvested PSUs held by such Participant shall continue to vest during the period of the Approved Leave of Absence in accordance with the vesting schedule, performance targets and conditions set out in the Participant’s Grant Certificate, provided that if the Participant does not recommence employment following the Approved Leave of Absence, the PSUs will be treated in accordance with Section 6.1.

PART 7

ADJUSTMENTS

7.1

If the Corporation amalgamates, consolidates or combines with or merges with or into another body corporate by way of amalgamation, arrangement or otherwise, notwithstanding any other provision of this Plan, any surviving, successor or acquiring entity shall assume any outstanding PSUs or shall substitute similar equity-based performance units for the outstanding PSUs. If the surviving, successor or acquiring entity does not assume the outstanding PSUs or substitute similar equity-based performance units for the outstanding PSUs, or if the Compensation Committee otherwise determines in its sole discretion, the Corporation may give written notice to all Participants advising that the Plan shall be terminated in connection with such transaction and all PSUs may be deemed to be vested at such time as the Compensation Committee determines in its sole discretion. The number of PSUs which are deemed to be vested shall be determined in the Compensation Committee’s sole discretion. Notwithstanding the foregoing, for any U.S. taxpayer Participant who is Retirement eligible, the PSUs held by such Participant shall automatically vest and settle if such amalgamation, consolidation, combination or merger constitutes a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation for purposes of Section 409A, and if such amalgamation, consolidation, combination or merger does not constitute a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation for purposes of Section 409A and the Participant’s PSUs are not assumed by the surviving, successor or acquiring entity, the surviving, successor or acquiring entity shall provide consideration to the Participant in respect of the Participant’s PSUs in accordance with Section 409A.

7.2

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Shares then the number of outstanding PSUs shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes. Any adjustments made pursuant to this Section 7.2 will be made with a view to preserving the value of the outstanding PSUs.

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7.3

In the event of a cash dividend on the Corporation’s Shares, a Participant’s Account shall be credited with additional PSUs on each dividend payment date in respect of which dividends are paid on the Shares. Such number of PSUs shall be computed by dividing: (a) the amount obtained by multiplying the value of the dividend declared and paid per Share by the number of PSUs recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Market Price as of the dividend record date, rounded down to the nearest whole number. Such adjustments to a Participant’s Account shall be made on an equitable basis by the Board, in its sole discretion and such adjustment shall be binding for all purposes.

PART 8

AMENDMENT AND TERMINATION

8.1

The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan, any Performance Share Unit or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain shareholder approval for any amendment to:

(a)	increase the percentage of issued and outstanding Shares available for issuance under the Plan;

(b)	change the method of calculation of settlement of Performance Share Units held by Eligible Persons if settled in cash (other than pursuant to Part 7);

(c)	cancel and reissue Performance Share Units or substitute the Performance Share Units with other awards or cash (other than pursuant to Part 7);

(d)	extend the original term for settlement of Performance Share Units held by Eligible Persons;

(e)	amend, remove or exceed the participation limits for Insiders set forth in Section 4.8;

(f)	amend the eligibility for participation under the Plan;

(g)	permit Performance Share Units granted under the Plan to be transferable or assignable other than as contemplated by Section 9.8; or

(h)	Section 9.8 or this Part 8.

8.2	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

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(a)

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Stock Exchange, in place from time to time;

(b)	amendments to address applicable securities or tax laws;

(c)	amendments to the provisions of the Plan respecting administration of the Plan; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

8.3

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan in accordance with this Part 8. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unsettled Performance Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Performance Share Units will be awarded to any Eligible Person, but outstanding and previously credited Performance Share Units shall remain outstanding, be entitled to settlement as provided under Part 5, and be settled in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Performance Share Units are settled, expired, cancelled, surrendered or otherwise terminated in accordance with the terms and conditions of this Plan existing at the time of termination.

PART 9

GENERAL PROVISIONS

9.1

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

9.2

Unless otherwise determined by the Board, the Plan shall be unfunded, and the Corporation will not secure its obligations under the Plan. Unless otherwise determined by the Board, the rights of a Participant (and his or her legal personal representatives) shall be no greater than the rights of an unsecured creditor of the Corporation.

9.3

It is the responsibility of each Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of such Participant’s participation in the Plan. Neither the Corporation nor an Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

9.4	Neither the Corporation nor the Participant shall be liable to any Participant for any loss resulting from a decline in the market value of the Shares.

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9.5

Any notice required to be given by this Plan shall be in writing and shall be delivered by mail, courier or electronic transmission addressed, if to the Corporation, to the office of the Corporation in Vancouver, Canada; or if to a Participant, to such Participant at his or her address (including email address) as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

9.6

Notwithstanding any other provision contained herein, the Corporation shall be entitled to withhold, and to require the satisfaction of, all amounts required by law to be withheld or deducted in connection with any amount payable or any Shares issuable to a Participant pursuant to the settlement of PSUs (collectively, “Source Deductions”). Without limiting the generality of the foregoing, and subject to applicable law, the Corporation may satisfy, or require the satisfaction of, Source Deductions in such manner as the Corporation determines in its sole discretion, including, without limitation, by one or more of the following methods:

(a)	requiring the Participant to remit to the Corporation (or the relevant Affiliate) an amount in cash sufficient to satisfy the Source Deductions prior to settlement;

(b)	withholding all or any portion of any cash payment otherwise payable to the Participant in an amount sufficient to satisfy the Source Deductions; or

(c)	withholding Shares otherwise issuable to the Participant upon settlement of the PSUs in an amount sufficient to satisfy the Source Deductions;

(d)

having the Corporation withhold taxes from the proceeds of the sale of Shares issued to the Participant upon settlement of the PSUs through a voluntary sale or through a mandatory sale arranged by the Corporation (on the Participant’s behalf); or

(e)	such other method or combination of methods as may be determined by the Corporation in its sole discretion, acting reasonably,

provided that the Corporation determines, acting reasonably, that the total amount so remitted or withheld is sufficient to satisfy the Source Deductions in full. Notwithstanding the foregoing, for any Participant determined by the Corporation to be subject to Section 16(b) of the U.S. Securities and Exchange Act of 1934, then, the method of withholding shall be through a mandatory sale under (d) above, unless otherwise determined by the Corporation.

9.7

The Plan is intended to be exempt from, or to comply with, Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered so as to avoid accelerated taxation and the additional tax imposed by Section 409A. Any payments described in the Plan that are due within the

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14

“short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable laws require otherwise. With respect to any award that is deemed to be non-qualified deferred compensation and that is due to be paid on account of a U.S taxpayer Participant’s termination of employment, termination of employment shall be interpreted to mean a “Separation from Service” within the meaning of Section 409A. Notwithstanding anything to the contrary in the Plan, with respect to any payment to a U.S. taxpayer that is deemed to be non-qualified deferred compensation owing to a “specified employee” within the meaning of Section 409A, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable pursuant to the Plan during the six-month period immediately following the U.S. taxpayer Participant’s termination of employment or engagement shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Each payment in respect of a PSU granted under the Plan shall be treated as a separate payment for purposes of Section 409A.

9.8

No assignment or other transfer of PSUs, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such PSUs whatsoever in any assignee or transferee. Notwithstanding the foregoing, the Corporation may, at its discretion, permit the transfer of PSUs to a trustee, custodian or administrator acting on behalf of the Participant.

9.9

The Plan shall be binding on all successors and assigns of the Corporation and each Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or such Eligible Person’s creditors.

9.10	The Plan shall be governed by, and interpreted in accordance with, the laws of British Columbia, without regard to principles of conflict of laws.

APPROVED by the Board of Directors of the Corporation on: March 11, 2026

325407.00003/319894431.8

APPENDIX “A”

FORM OF GRANT CERTIFICATE

Aris Mining Corporation (the “Corporation”) has adopted a Performance Share Unit Plan (the “Plan”) as a part of its compensation program. This grant of Performance Share Units (“PSUs”) is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference.

Capitalized terms used and not otherwise defined in this Grant Certificate shall have the meanings set forth in the Plan. In the event of any discrepancy or conflict between this Grant Certificate and the Plan, the Plan shall govern.

Grant: Subject to the terms and conditions of the Plan, the Corporation hereby grants the Participant the PSUs set out below, on the terms and conditions set out below:

a.	Name of Participant: ______________________________ (the “Participant”)

b.	Grant Date: ____________________________________

c.	Number of PSUs: __________________________________ (the “Grant”)

d.	Vesting Terms: [Insert vesting terms]

e.	Other Terms: [Insert other terms, if applicable.]

Each of the Corporation and the Participant understand and agree that the granting and settlement of the PSUs are subject to the terms and conditions of the Plan, all of which are incorporated into and form a part of this Grant Certificate

DATED [●], 20[●].
ARIS MINING CORPORATION
	Per:		c/s

325407.00003/319894431.8

ACKNOWLEDGEMENT

I confirm my acceptance of this grant of PSUs under the terms and conditions described above and under the Plan and confirm and acknowledge that I have not been induced to sign this Grant Certificate or acquire any PSUs by expectation of employment or continued employment with the Corporation or an Affiliate.

I acknowledge and agree that the Corporation or an Affiliate may be required to withhold, and to remit to the Canada Revenue Agency, the tax agency or other applicable tax authority of the country in which I reside or am otherwise subject to tax, income taxes, social security contributions and all other amounts required by law to be withheld or deducted in connection with any amount payable or any Shares issuable to me under the Plan (collectively, “Source Deductions”). Under no circumstances shall the Corporation or any Affiliate be responsible for the payment of any Source Deductions on my behalf. By accepting the grant of PSUs, I authorize the Corporation to satisfy the Source Deductions in such manner as the Corporation determines in its sole discretion, which may include the mandatory sale of Shares.

Accepted this _____ day of ____________________, 20_____.

Name: [Participant]

325407.00003/319894431.8

SCHEDULE “E”

SUMMARY OF PRINCIPAL TERMS OF THE STOCK OPTION PLAN

Shareholders approved the Company’s Prior Stock Option Plan on May 11, 2023. On March 11, 2026, the Board approved an amendment to the Prior Stock Option Plan which, subject to Shareholder approval of the Stock Option Plan Resolution, added a limit of 20,000,000 to the number of Shares issuable on the exercise of incentive stock options under U.S. tax rules, as required to permit the granting of such options. See “Approve Amendment and Restatement of the Stock Option Plan”. The Stock Option Plan was adopted to provide effective incentives to officers and senior management and consultants of the Company and its affiliates and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per Share value created for the Shareholders.

The purpose of the Stock Option Plan is to advance the interests of the Company, through the grant of Options, by (1) providing an incentive mechanism to foster the interest of officers, employees and consultants in the success of the Company; (2) encouraging officers, employees and consultants to remain with the Company; and (3) attracting new officers, employees and consultants.

The following is a summary of certain key provisions of the Stock Option Plan.

Granting and Vesting

Options under the Prior Option Plan may be granted to full- or part-time employees, including any officer of the Company, consultants of the Company, or a related entity of the Company. No Options may be granted to non-employee directors of the Company or a related entity of the Company. The Compensation Committee recommends to the Board senior executive officer Option grants and the Board approves all Option grants. Each Option entitles the holder to buy one Share, subject to adjustments in certain circumstances (see “Corporate Changes” below). The Board may grant Options having a term of up to five years, being the maximum Option period provided for under the Prior Option Plan, however the Board may set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of Options may be accelerated.

Exercising Options

The Board determines an Option’s exercise price on the grant date. The exercise price must be at least equal to the market value of the Shares at that time (i.e. the closing price of the Shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If Options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

Assigning or Transferring Options

Options cannot be assigned or transferred by an Option holder to another person other than by a will, by the laws governing the devolution of property in the event of death of such Option holder, or by transfer to a personal holding company wholly-owned and controlled by such Option holder (“Holding Company”) or to a registered retirement savings plan established for the sole benefit of such Option holder (“RRSP”) or from a Holding Company or RRSP to such Option holder.

Special Situations

If the Option holder is no longer eligible to participate in the Prior Option Plan, they have 90 days to exercise any vested Options, provided that no Options shall be exercisable beyond the original expiry date of the Option, except in the following situations:

•	on death, an estate has 365 days to exercise the vested Options, provided that no Options shall be exercisable beyond the original expiry date of such Options; and

•	on termination for cause, all Options terminate immediately.

The Board may in its sole discretion increase the periods permitted to exercise all or any of the Options following a termination of employment or engagement provided that no Options shall be exercisable beyond the original expiry date of the Option.

Restrictions

Shares Reserved for Issue

The aggregate number of Shares that may be reserved for issuance pursuant to the Prior Option Plan cannot exceed 10% of the outstanding Shares at the time of the granting of an Option, less the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements. Subject to Shareholder approval of the Stock Option Plan Resolution, the Stock Option Plan will include an additional limit such that not more than 20,000,000 Shares may be issued on the exercise of qualified incentive stock options under the United States tax code. Please see “Business of the Meeting - Approve Amendment and Restatement of the Stock Option Plan” above.

The plan limits the number of Shares that can be reserved for issue under the Prior Option Plan for a single individual to no more than 5% of Shares outstanding (on a non-diluted basis) on the grant date.

Shares that were reserved for Options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other Options issued under the Prior Option Plan.

Restrictions for Insiders

The maximum number of Options to be granted under the Prior Option Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, may not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the grant date of the Options.

The maximum number of Shares issued within any one-year period under the Prior Option Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, may not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Grants to Non-Employee Directors or Related Entities of the Company

No Options may be granted to non-Employee directors of the Company or a related entity of the Company under the Prior Option Plan.

Corporate Changes

If the Company subdivides, consolidates or reclassifies its outstanding Shares or completes any other capital adjustment, the number of Shares reserved or authorized to be reserved under the Prior Option Plan and the number of Shares receivable on the exercise of any outstanding Options and the relevant Option price will be increased or decreased proportionately, as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If the Company amalgamates, consolidates or merges with or into another body corporate, Option holders are entitled to receive other securities, property or cash (in lieu of Shares) a participant would have received upon such amalgamation, consolidation or merger, had the Options been exercised for Shares immediately prior thereto and the Option price adjusted as deemed necessary or equitable by the Board.

If it is imminent that Shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization, the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Prior Option Plan shall be treated including, for example, requiring the acceleration of the period for exercising Options under the Prior Option Plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of the Shares by means of a take-over bid circular, the Board may, in a fair and equitable manner, at its option require the acceleration of the period for exercising Options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Plan Amendments

Except as described below, Shareholders must approve all changes to the Prior Option Plan, including changes that involve changing the number of Shares that can be reserved for issue under the Prior Option Plan, including:

•	increasing the fixed maximum number or fixed maximum percentage; and

•	changing from a fixed maximum number to a fixed maximum percentage, or vice versa.

The Company will not need Shareholder approval to make changes such as:

•	changing the termination provisions of the Options or the Prior Option Plan, as long as the changes do not have the effect of extending the Options beyond their original expiry date;
•	adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying Shares from the Company’s reserve;
•	making housekeeping changes, like correcting errors or clarifying ambiguities; or
•	updating the Prior Option Plan to reflect changes in the governing laws, including any TSX requirements.

The Board may amend, modify or terminate any outstanding Option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the Option holder’s consent is required unless the action would not be material and adverse to the Option holder or if the change is specifically permitted under the Prior Option Plan. The Board may not extend the exercise period or lower the exercise price on any outstanding Option, unless it receives Shareholder approval.

If the Board wishes to reduce the exercise price of any outstanding Option granted to an insider, or extend the exercise period, the Company must receive approval from disinterested Shareholders, according to the terms of the Prior Option Plan and the TSX, and other regulatory requirements.

Other Terms and Conditions

•	The Prior Option Plan contains requirements for the granting of qualified incentive stock options under the United States tax code.
•	The Board can suspend or terminate the Prior Option Plan at any time, and impose other terms and conditions on any Options granted under the Prior Option Plan.
•

The Board can change or terminate the Stock Option Plan and any outstanding Options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of Shares to the public, or to obtain or maintain a listing or quotation of the Shares.

SCHEDULE “F”

STOCK OPTION PLAN

See attached.

ARIS MINING CORPORATION

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

Effective as of March 11, 2026

1.   Purposes of the Plan

1.1  The purposes of this Plan are to (a) assist the Company in attracting, retaining and motivating senior officers, employees and consultants of the Company and of its related entities; and (b) closely align the personal interests of such officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.   Definitions

2.1  For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)  “Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;

(b)  “Board” means the board of directors of the Company;

(c)  “Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;

(d)  “Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)  “Change of Control” means:

(i)  an acquisition of 50% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)  the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 50% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to Mall outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii) the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 50% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)  at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (a) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (b) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);

(f)  “Company” means Aris Mining Corporation;

(g)  “Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)  “Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106 and shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;

(i)  “Eligible Person” means, from time to time, an Employee, including any Executive Officer, a Consultant of the Company or of a related entity of the Company;

(j)  “Employee” means a full-time or part-time employee of the Company or of a related entity of the Company;

(k)  “Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(l)  “Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;

(m)  “Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(n)  “Holding Company” has the meaning ascribed to that term in Subsection 6.6 hereof;

(o)  “Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(p)  “Market Value” of a Share means, on any given day, the closing trading price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date;

(q)  “NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

(r)  “Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(s)  “Option Agreement” has the meaning ascribed to that term in Subsection 7.1 hereof;

(t)  “Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(u)  “Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Subsection 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(v)  “Optionee” means an Eligible Person to whom an Option has been granted;

(w)  “Plan” means the Amended and Restated Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(x)  “related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

(y)  “RRSP” has the meaning ascribed to that term in Subsection 6.6 hereof;

(z)  “Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(aa)  “security based compensation arrangement” means

(i)  stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)  individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;

(iii)  stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)  stock appreciation rights involving issuances of securities from treasury of the Company;

(v)  any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)  security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(bb)   “Share” means, subject to Section 10 hereof, a common share without nominal or par value in the capital of the Company;

(cc)   “Shareholder” means a registered holder of Shares of the Company;

(dd)   “Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof;

(ee)   “Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(ff)   “TSX” means the Toronto Stock Exchange; and

(gg)   “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.2  Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3  As used in this Plan,

(a)  unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;

(b)  unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and

(c)  the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.  Administration of the Plan

3.1  The Plan shall be administered by the Compensation Committee.

3.2  The Compensation Committee shall, periodically, after consulting with the Executive Officers, make grants to such Employees and Consultants who are not Executive Officers as it determines and report to the Board as to such grants of Options.

3.3  The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options to Executive Officers. The Compensation Committee shall,

periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of options to Executive Officers. For greater certainty, the Compensation Committee shall not have the power to make grants of options to Executive Officers unless explicitly delegated the power to do so by the full Board.

3.4  In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5  The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and, when used in the context of this Plan, “Board” shall be deemed to include the Compensation Committee.

3.6  The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.  Shares Subject to the Plan

4.1  Subject to adjustment as provided in Section 10, the aggregate number of Shares that may be reserved for issuance pursuant to Options shall not exceed, on a rolling basis, 10% of the outstanding Shares at the time of the granting of an Option, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

4.2  In no event shall Options be granted entitling any one Optionee to purchase in excess of 5% of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3  No Options may be granted to non-Employee directors of the Company or a related entity of the Company under this Plan.

4.4  Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)	within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5  Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6  No fractional Shares may be purchased or issued under the Plan.

5.  Grants of Options

5.1  Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;

(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.  Eligibility, Vesting and Terms of Options

6.1  Options may be granted to Eligible Persons only.

6.2  Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3  The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date.

If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4  Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option or on the achievement of performance vesting targets determined by the Board at its discretion, with the Option being fully-exercisable only when such required time period or periods have elapsed or the performance targets have been met as determined by the Board in its sole discretion, as the case may be, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5 Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, once vested in accordance with the vesting terms, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.6 An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than (a) by will, (b) by the laws governing the devolution of property in the event of death of the Optionee, or (c) by transfer to a personal holding company wholly-owned and controlled by such Optionee (“Holding Company”) or to a registered retirement savings plan established for the sole benefit of such Optionee (“RRSP”) or from a Holding Company or RRSP to the Optionee and, in any such event, the provisions of the Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Optionee.

7. Option Agreement

7.1 Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board (the “Option Agreement”), subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with or relationship to the Company or a related entity of the Company, as applicable, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8. Termination of Employment, Engagement or Directorship

8.1 In the event an Optionee’s employment or engagement terminates for any reason other than death or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 90 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.2 In the event an Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.3 In the event of the death of an Optionee, either while in the employment or engagement of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.4 The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or engagement as provided in

Subsections 8.1, 8.2 or 8.3 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.5  The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment or engagement at any time.

8.6  Unless otherwise agreed to in writing by the Board in accordance with this Section, any reference to “termination”, “date of termination” or similar references in the Plan:

(a)

in the case of an Employee, is deemed to be the last day of active employment with the Company or its related entity, as applicable, regardless of any salary continuance or notice period provided or required under applicable law or the reason for termination of employment (whether with or without Cause or with or without notice); and

(b)

in the case of a Consultant, is deemed to be to the date that the relevant agreement pursuant to which the Consultant is engaged by the Company or any related entity of the Company, as applicable is terminated;

it being understood that any such reference means termination from the last position that the Eligible Person had with the Company or any related entity of the Company, as applicable (whether Options were granted under this Plan or any previous equity incentive plan).

8.7  For greater certainty (and subject to Subsections 6.5 and 8.6), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7  If the date pursuant to which any Option would cease to be exercisable pursuant to Subsections 8.1, 8.2 or 8.3, in respect of the termination, other than for Cause, of any Eligible Person, occurs during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall continue to be exercisable on or before the date that is 10 business days after the Black-Out Period is lifted by the Company.

9.  Exercise of Options

9.1  Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to or to the direction of the Optionee within a reasonable time following the receipt of such notice and payment.

10.  Adjustment on Alteration of Share Capital

10.1  In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2 If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3  In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4  In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5  No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6   If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7   Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for or the waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion. All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan. Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8   In order to permit Optionees to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

11.  Regulatory Approval

11.1  Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder, including obligations to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);

(b)	compliance with the requirements of the Exchange;

(c)	compliance with the Company’s insider trading policy; and

(d)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2   The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3   Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.  Terms and Conditions of Options Granted to U.S. Participants

12.1  This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(b)

“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)

“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding such date.

(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.

(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.

(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

(g)	“Option” means an option to acquire Shares granted under this Plan.

(h)

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(i)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(j)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.

(k)

“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any parent of the Company or Subsidiary).

12.2   Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Options shall not exceed, on a rolling basis, 10% of the outstanding Shares at the time of the granting of an Option, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements, of which not more than 20,000,000 Shares may be issued pursuant to the exercise of Incentive Stock Options granted under the Plan, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code. For greater certainty, if an Incentive Stock Option is surrendered, terminated or expires without being exercised, the Shares reserved for issuance pursuant to such Incentive Stock Option shall be available for new Incentive Stock Options granted under this Plan.

12.3  Each Option Agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an Option Agreement, the related Option will be:

(a)  an Incentive Stock Option if all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or

(b)  in all other cases, a Nonqualified Stock Option. For the avoidance of doubt, if all or a portion of an Incentive Stock Option does not qualify as an Incentive Stock Option, then such portion that does not qualify as an Incentive Stock Option shall be a Nonqualified Stock Option.

12.4 In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)  An Incentive Stock Option may be granted only to a U.S. Employee.

(b)  The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.

(c)  The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding the Grant Date and provided further that for purposes of Incentive Stock Options Fair Market Value shall not be less than fair market value as determined in accordance with Section 1.422-2(e) of the tax regulations under the Code.

(d)  No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.

(e)  An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and five (5) years after the applicable Grant Date.

(f)  If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.

(i) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.6, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).

(ii) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).

(iii) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 or 8.2, as applicable, will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the administrator of the Plan that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 8.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)

An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except (i) by will, or (ii) by the laws of descent and distribution.

12.5  In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6   Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Section 409A of the Code on a basis consistent with the regulations thereunder. Except as otherwise determined by the Compensation Committee, any adjustment in Incentive Stock Options (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

12.7  All Options and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements.

12.8  It is intended that the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan or any other plan maintained by the Company, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S. Participant or any beneficiary harmless from any or all of such taxes or penalties. With respect to any Option that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Option granted under the Plan is designated as a separate payment. Notwithstanding anything in the Plan to the contrary, if the U.S Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Options that are “deferred compensation” subject to Section 409A of the Code shall be made to such U.S. Participant prior to the date that is six months after the date of such U.S. Participant’s “separation from service” within the meaning of Section 409A of the Code or, if earlier, the U.S. Participant’s date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

13.  Miscellaneous

13.1  An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2  If the Company or any of its related entities, as applicable, shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

14.  Amendment and Termination

14.1  The Plan is effective as of March 11, 2026. Any amendments made are effective as of the date amendment.

14.2 The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and

(c)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

14.3  The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

14.4   Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder. The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

APPENDIX A

ARIS MINING CORPORATION AMENDED AND RESTATED STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Aris Mining Corporation (the “Company”) and the Optionee named below pursuant to the Company’s Amended and Restated Incentive Stock Option Plan dated March 14, 2023 which may be amended from time to time (the “Plan”).

The Company hereby grants to the Optionee, the stock options to purchase common shares in the capital of the Company set out below (“Options”) and having the following terms:

1. Grant Date:

2. Optionee:

3. Optionee’s Position with/relationship to the Company or related entity:

4. Number of Options:

5. Exercise Price:

6. Expiry Date:

7. Vesting:

This grant of Options is governed in all respects by the terms of the Plan and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan. The Plan is available under the Company’s SEDAR profile at www.sedar.com or upon request from the Company’s Corporate Secretary.

[OPTION—Insert if Optionee is a U.S. Participant and U.S. Employee as defined in Section 12 of the Plan and ISOs are being granted] [Unless this grant notice specifies otherwise, Options that meet the requirements of Code Section 422 and applicable regulations will be Incentive Stock Options (“ISOs”). U.S. Participants should refer to Section 12 of the Plan for provisions relating to ISOs. In addition, U.S. Participants should consult with their personal tax advisor with regard to the tax consequences relating to the exercise of an ISO and the subsequent sale of Shares, including the holding period requirement with respect to Shares received upon exercise of an ISO in order to retain favourable ISO tax treatment, and the possible alternative minimum tax implications as a result of exercise of an ISO (the latter will depend on the individual tax situation of the Optionee). OR

Insert if Optionee is a U.S. Participant and Nonqualified Stock Option is being granted: These Options are Nonqualified Stock Options.]

DATED

ARIS MINING CORPORATION

Per:

Authorized Signatory

Acknowledgement:

I confirm my acceptance of this grant of Options under the terms and conditions described above and under the Plan and confirm and acknowledge that I have not been induced to sign this Option Agreement or acquire any Options by expectation of employment or continued employment with the Company or an affiliate.

I acknowledge and agree further that if the Company or an affiliate determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is required under applicable law in respect of any exercise of the Options, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the undersigned pay to the Company, in addition to and in the same manner as the Exercise Price for the Common Shares, such amount as the Company is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes. Under no circumstances shall the Company or an affiliate be responsible for the payment of any tax, social security contributions or any other withholding liabilities on behalf of the undersigned.

Accepted this _____ day of       , _____.

Name:

Any questions and requests for assistance may be directed to the Company’s Transfer Agent:

Odyssey Trust Company

#1310, 1140 West Pender Street

Vancouver V6E 4G1

North American Toll-free Phone: 1-888-290-1175

Outside North America: 1-587-885-0960

Visit: www.odysseycontact.com

Facsimile: 1-800-517-4553